Exhibit 15.2

ICL GROUP LIMITED S-K 1300 TECHNICAL REPORT SUMMARY ON THE BOULBY MINING OPERATION, UNITED KINGDOM February 27, 2025

Wardell Armstrong (part of SLR) Baldhu House, Wheal Jane Earth Science Park, Baldhu, Truro, Cornwall, TR3 6EH, United Kingdom Telephone: +44 (0)1872 560738 www.wardell-armstrong.com

EFFECTIVE DATE:	December 31, 2024
DATE ISSUED:	February 27, 2025
JOB NUMBER:	ZT61-2273
VERSION: REPORT NUMBER: STATUS:	V3.0 MM1808 Final
ICL GROUP LIMITED S-K 1300 TECHNICAL REPORT SUMMARY ON THE BOULBY MINING OPERATION, UNITED KINGDOM

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Wardell Armstrong is the trading name of Wardell Armstrong International Ltd,
Registered in England No. 3813172.

Registered office: Sir Henry Doulton House, Forge Lane, Etruria, Stoke-on-Trent, ST1 5BD, United Kingdom

UK Offices: Stoke-on-Trent, Birmingham, Bolton, Bristol, Bury St Edmunds, Cardiff, Carlisle, Edinburgh,
Glasgow, Leeds, London, Newcastle upon Tyne and Truro. International Office: Almaty.
ENERGY AND CLIMATE CHANGE ENVIRONMENT AND SUSTAINABILITY INFRASTRUCTURE AND UTILITIES LAND AND PROPERTY MINING AND MINERAL PROCESSING MINERAL ESTATES WASTE RESOURCE MANAGEMENT

ICL GROUP LIMITED S-K 1300 TECHNICAL REPORT SUMMARY ON THE BOULBY MINING OPERATION, UNITED KINGDOM

CONTENTS

1	EXECUTIVE SUMMARY	1
1.1	Property Description	1
1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	2
1.3	History	2
1.4	Geological Setting, Mineralization, and Deposit	4
1.5	Exploration	4
1.6	Sample Preparation, Analyses, and Security	5
1.7	Data Verification	5
1.8	Mineral Processing and Metallurgical Testing	6
1.9	Mineral Resource Estimates	6
1.10	Mineral Reserve Estimates	7
1.11	Mining Methods	7
1.12	Processing and Recovery Methods	8
1.13	Infrastructure	8
1.14	Market Studies	8
1.15	Environmental Studies, Permitting, And Plans, Negotiations, Or Agreements With Local Individuals or Groups	8
1.16	Capital, Operating Costs and Economic Analysis	9
1.17	Interpretation and Conclusions	9
1.18	Recommendations	9
2	INTRODUCTION	11
2.1	Terms of Reference and Purpose of the Report	11
2.2	Qualified Persons or Firms and Site Visits	12
2.3	Sources of Information	12
2.4	Previously Filed Technical Report Summary Reports	13
2.5	Forward-Looking Statements	13
2.6	Units and Abbreviations	14
3	PROPERTY DESCRIPTION	17
3.1	Tenure	18
3.2	Agreements	20
3.3	Royalties and Rents	20
3.4	Environmental Liabilities and Permitting Requirements	21
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	22
4.1	Accessibility	22
4.2	Climate	22
4.3	Local Resources	22
4.4	Infrastructure	23
4.5	Physiography	23
5	HISTORY	24
5.1	Ownership, Development and Exploration History	24
5.2	Production History	25

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6	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT	26
6.1	Regional Geology	26
6.2	Local and Property Geology	28
6.3	Mineralisation	33
6.4	Deposit Type	36
7	EXPLORATION	38
7.1	Seismic Surveys	38
7.2	Drilling	40
7.3	QP Opinion	46
8	SAMPLE PREPARATION, ANALYSES AND SECURITY	47
8.1	Sample Preparation	47
8.2	Analysis Method	48
8.3	Sample Security	49
8.4	Quality Assurance and Quality Control (QA/QC)	49
8.5	QP Opinion	62
9	DATA VERIFICATION	63
9.1	Site Visits	63
9.2	Drillhole Database	63
9.3	QP Opinion	63
10	MINERAL PROCESSING AND METALLURGICAL TESTING	65
10.1	Feed Grade and Final Product Grade Relationship	65
11	MINERAL RESOURCE ESTIMATES	67
11.1	Summary	67
11.2	Database	68
11.3	Domaining	69
11.4	Geostatistics	74
11.5	Block Model	76
11.6	Density	76
11.7	Grade Estimation, Validation and Reconciliation	76
11.8	Mineral Resource Classification	83
11.9	Depletion	86
11.10	Prospects of Economic Extraction for Mineral Resources	86
11.11	Mineral Resource Statement	87
11.12	Risk Factors That Could Materially Affect the Mineral Resource Estimate	87
12	MINERAL RESERVE ESTIMATES	88
12.1	Summary	88
12.2	Mineral Reserve Estimation Methodology	89
12.3	Mining Blocks	89
12.4	Mine Layout	89
12.5	Mining Losses	90
12.6	Dilution	90
12.7	Cut-Off Grade	90
12.8	Mine Sequencing and Scheduling	91
12.9	Mineral Reserve Statement	91
12.10	Risk Factors That Could Materially Affect the Mineral Reserve Estimate	91

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13	MINING METHODS	92
13.1	Geotechnical	92
13.2	Mine Design Layouts	95
13.3	Hydrogeology	96
13.4	Mine Production	96
13.5	Underground Infrastructure	97
13.6	Production	100
13.7	Life of Mine Plan	100
13.8	Mining Equipment	101
13.9	Mining Personnel	102
14	PROCESSING AND RECOVERY METHODS	103
14.1	Polysulphate® Process Description	103
14.2	PotashpluS® Process Description	104
14.3	Processing Personnel	105
15	INFRASTRUCTURE	106
15.1	Surface Layout	106
15.2	Roads	107
15.3	Rail	107
15.4	Port	107
15.5	Energy	108
15.6	Water	108
15.7	Effluent Tunnel / Dewatering	108
15.8	Waste Tips and Stockpiles	108
16	MARKET STUDIES	109
16.1	Commodity Price Projections	109
16.2	Contracts	109
17	ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	110
17.1	Permitting	110
17.2	Chemicals and Fuel	111
17.3	Chemicals Underground	111
17.4	Waste Management and Disposal	111
17.5	Air Quality and Noise	112
17.6	Community and Social	113
17.7	Health and Safety	115
17.8	Mine Closure Plan	116
17.9	Adequacy of Current Plans to Address Any Issues Related to Environmental Compliance, Permitting, and Local Individuals, or Groups	117
18	CAPITAL AND OPERATING COSTS	118
18.1	Capital Costs	118
18.2	Operating Costs	118
19	ECONOMIC ANALYSIS	119
19.1	Economic Criteria	119
19.2	Cash Flow Analysis	120
19.3	Sensitivity Analysis	121

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20	ADJACENT PROPERTIES	123
21	OTHER RELEVANT DATA AND INFORMATION	124
22	INTERPRETATION AND CONCLUSIONS	125
22.1	Geology and Mineral Resources	125
22.2	Mining and Mineral Reserves	125
22.3	Mineral Processing	125
22.4	Infrastructure	125
22.5	Environment	125
23	RECOMMENDATIONS	126
23.1	Geology and Mineral Resources	126
23.2	Mining and Ore Reserves	126
23.3	Mineral Processing	126
23.4	Environmental Studies, Permitting and Social or Community Impact	126
24	REFERENCES	127
25	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	128
26	DATE AND SIGNATURE PAGE	129

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TABLES

Table 1.1: Summary of Mineral Resources for the Boulby Mine – December 31, 2024	6
Table 1.2: Summary of Mineral Reserves for the Boulby Mine – December 31, 2024	7
Table 7.1: Test Results for Assessing for Potential Brine Contamination of Samples	43
Table 7.2: Summary of Drillholes Used in Mineral Resource Estimation (LHD Drilling)	45
Table 8.1: Control Data May 2018 – December 2020	50
Table 8.2: Standard and Blank Control Limits Prior to July 2023	53
Table 8.3: Duplicate Sample Control Limits Prior to July 2023	53
Table 8.4: Standard and Blank Control Limits Prior After July 2023	54
Table 8.5: Nelson Rules for Detecting Systematic Errors of Bias	54
Table 8.6: Duplicate Sample Control Limits After July 2023	55
Table 11.1: Summary of Mineral Resources for the Boulby Mine – December 31, 2024	68
Table 11.2: Seams Modelled	69
Table 11.3: Search Parameters for Grade Estimation	77
Table 11.4: Comparison of K in Input Sample Data and Estimated Blocks by Domain	77
Table 12.1: Summary of Mineral Reserves for the Boulby Mine – December 31, 2024	88
Table 13.1: Summary of Pillar Dimensions (Remnant Pillar Size)	93
Table 13.2: Boulby Mine Production (2020 to 2025)	100
Table 13.3: Boulby Life of Mine Schedule	100
Table 13.4: Main Mining Fleet	101
Table 13.5: Ancillary Equipment Fleet	101
Table 13.6: Labour for the Underground Mining Operations	102
Table 14.1: Labour for the Processing Operations	115
Table 17.1: Summary of Environmental Permits	110
Table 18.1: Life of Mine Capital Costs for Boulby Mine	118
Table 18.2: Life of Mine Operating Costs for Boulby Mine	118
Table 19.1: Economic Assumptions and Parameters for the Boulby Mine	119
Table 19.2: Annual Discounted Cash Flow Model for the Boulby Mine	120
Table 19.3: Sensitivity Analysis for the Boulby Mine	121

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FIGURES

Figure 1.1: Boulby Mine Annual Hoisted Polyhalite Tonnes	3
Figure 3.1: Location of the Boulby Mine, United Kingdom	17
Figure 3.2: Location of the Boulby Mine, Northeast United Kingdom	18
Figure 3.3: Offshore Lease Areas	19
Figure 3.4: Onshore Lease Areas	20
Figure 5.1: Boulby Mine Annual Hoisted Polyhalite Tonnes	25
Figure 6.1: Regional Geology of the Cleveland Basin and Surrounding Area	26
Figure 6.2: Schematic Cross Section Showing Interpretation of Stratigraphic Changes Across the Mine and Lease Area	28
Figure 6.3: Stratigraphic Overview of the Boulby Mine at the Shafts	29
Figure 6.4: Stratigraphy of the Zone 1 Polyhalite Mining Area	30
Figure 6.5: Structural Setting and Location of Polyhalite Zone 1 and Zone 2	31
Figure 6.6: Detailed Stratigraphic Sequence in the Vicinity of the Polyhalite Horizons	33
Figure 6.7: Features of the P1 Polyhalite in a Mine Roadway Section	34
Figure 7.1: Location of Onshore and Offshore 2D Seismic Lines	38
Figure 7.2: Location of Offshore 3D Seismic Survey	39
Figure 7.3: Schematic Cross Section of the LHD Directional Drilling (Red – Parent, Blue – Daughter)	40
Figure 7.4: Location of Polyhalite Exploration Data in Relation to Boulby Mine Workings (shown in red). Data shown is: Longhole Drilling (blue), Probe Holes (green), Chip Samples (yellow)	44
Figure 7.5: Example Sections of Longhole Exploration Drillholes through Polyhalite	44
Figure 8.1: QC Sample Insertion Template (Prior to July 2023)	52
Figure 8.2: Standard Sample Results – Prior to July 2023	56
Figure 8.3: Standard Sample Results – After July 2023	56
Figure 8.4: Blank Sample Results – Prior to July 2023	58
Figure 8.5: Blank Sample Results – After July 2023	58
Figure 8.6: Relative Difference of Coarse Duplicates - Polyhalite	69
Figure 8.7: Scatter Plot of Coarse Duplicate - Polyhalite	59
Figure 8.8: Relative Difference of Coarse Duplicates - Anhydrite	60
Figure 8.9: Scatter Plot of Coarse Duplicate - Anhydrite	60
Figure 8.10: Relative Difference of Coarse Duplicates - Halite	61
Figure 8.11: Scatter Plot of Coarse Duplicate - Halite	61

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Figure 10.1: Comparison of ROM Head Grade and Final Product Grade (% K2O)	65
Figure 10.2: Comparison of ROM Head Grade and Final Product Grade (% Halite)	66
Figure 11.1: Example West-East Section (looking North) of Final Seam Solid Model	70
Figure 11.2: Isometric View (looking Northwest) of Final Seam Solid Model	70
Figure 11.3: Isometric View (looking Northwest) of Location of Three Main Sub-Domains with Respect to Current Mine Workings	71
Figure 11.4: Plan Views of the Spatial Extents of High Grade Polyhalite (red) with Respect to Anhydritic Poly (purple) and Halitic Poly (green) Domains	72
Figure 11.5: Plan View of Spatial Extent of P2-Polyhalite High Grade (red) Anhydritic (purple) and Halitic (green)	73
Figure 11.6: Plan View of Spatial Extent of Poly-East High Grade (red) and Low Grade (green)	73
Figure 11.7: Example of Top-Cut Assessment for K in P3-Poly-Halitic Subdomain	74
Figure 11.8: Variogram Models for K in P3-Polyhalite	75
Figure 11.9: Example Swath Plots for P3-Polyhalite	78
Figure 11.10: Example Visual Validation of Estimated K grade and Input Drillhole Composite Data	79
Figure 11.11: Summary of Annual Reconciliation	80
Figure 11.12: Summary of K2O Deviation Model vs Product on Annual Basis	80
Figure 11.13: Summary of K2O Deviation Model vs Chip Sample on Annual Basis	81
Figure 11.14: Summary of K2O Deviation Model vs Product on Monthly Basis	81
Figure 11.15: Summary of Tonnage Reconciliation on Annual Basis	82
Figure 11.16: Summary of Tonnage Deviation Block Model vs Product on Annual Basis	83
Figure 11.17: Mineral Resource Classification	85
Figure 11.18: Plan Views of Kriging Efficiency (left) and Kriging Variance (right)	85
Figure 11.19: Plan Views of Number of Drillholes Used in Estimation (left) and Search Pass for Grade Estimation (right)	86
Figure 13.1: Design Criteria for Chain Pillars (Advance)	95
Figure 13.2: Design Criteria for Stubs/Remnant Pillar (Retreat)	95
Figure 13.3: Design Criteria for Barrier/Lateral Pillar following retreat of Production Panel	95
Figure 13.4: Plan View of Existing Layout of the Boulby Mine	99
Figure 14.1: Block Flow Diagram of Polysulphate® Processing Flowsheet	103
Figure 14.2: PotashpluS® Simplified Flowsheet	114
Figure 15.1: Surface Layout of the Boulby Mine	106
Figure 19.1: After-Tax 8% NPV Sensitivity Analysis	122

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1	EXECUTIVE SUMMARY

This Technical Report Summary (TRS) has been prepared by Wardell Armstrong International Limited (WAI) in association with ICL Group Limited (ICL or the Company), on the Boulby mining operation (the Property or the Boulby mine). The purpose of this TRS is to support the disclosure of Mineral Resource and Mineral Reserve estimates on the Property as of December 31, 2024 (the Effective Date), in the annual report on Form 20-F and periodic filings with the United States Securities and Exchange Commission (SEC). This Technical Report Summary conforms to SEC’s Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601(b)(96) Technical Report Summary.

The conclusions, recommendations, and forward-looking statements made by the Qualified Persons (QPs) are based on reasonable assumptions and results interpretations. Forward-looking statements cannot be relied upon to guarantee the Property’s performance or outcomes and naturally include inherent risks and risks relating to the mining industry.

ICL is a public company with its headquarters in Tel Aviv, Israel. ICL owns a 100 % interest in the mineral rights for the Property through Cleveland Potash Limited (ICL Boulby), a wholly owned subsidiary. ICL acquired the Property from Anglo American plc in 2002.

The Property is an operating underground polyhalite mine. Mining is conducted using a modified room and pillar method to extract polyhalite from seams at depths of greater than 1,000 m below the surface. Mineral processing is undertaken on the surface at a processing plant near the mine and involves crushing, screening and blending of polyhalite ore to produce standard and granular Polysulphate® products for the fertilizer industry. In addition, a compaction plant produces Potashplus®, a 50:50 blend of Poly Standard and Potash Standard (SMOP). Potash used in Potashplus® is imported from ICL operations in Spain and Israel. In 2024, a total of 721 kt of Polysulphate® were produced and includes that used in Potashplus® production. In addition, 151 kt of Potashplus® were produced.

Salt products are also produced by the operation. In 2024, a total of 300 kt of salt were produced. However, no Mineral Resources or Mineral Reserves are estimated for these products and no revenue from these products has been included in the economic analysis.

1.1	Property Description

The Property is located in the northeast of the United Kingdom (UK) and has a concession area (mineral leases) of approximately 809.51 km2 and owns the freehold of approximately 2.41 km2 of the mineral field. The mine is operating and has a long history of production dating back to 1969. Mining operations are mainly conducted under the North Sea at depths of greater than 1,000 m below the surface. The mining operations are carried out as far as 8 km offshore, while mineral processing operations are undertaken on the surface at the mine site. The mine is located within the North York Moors National Park.

The mine site and shafts are approximately centred at a latitude and longitude of 54°33'05.4"N and 0°49'32.5"W.

ICL Boulby holds onshore and offshore mineral leases and licences. The offshore mineral field is leased from The Crown Estate on a production royalty basis and includes provisions to explore and exploit polyhalite, sylvinite, carnallite, halite and anhydrite mineralisation. The existing polyhalite Mineral Resources and Mineral Reserves of ICL Boulby are wholly located within these offshore lease areas. The offshore mineral leases amount to 790.00 km2 and were granted on January 1, 2010, for a term of 26 years (expires on December 31, 2035).

In addition, ICL Boulby holds onshore freehold and mineral leases. The freehold includes approximately 2.41 km2 of the mineral field in and around the mine head and these are in the process of being registered with the HM Land Registry. The remainder of the onshore mineral fields are held on a leasehold basis over 24 mineral leases and extending to 19.51 km2.

1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Boulby mine is located approximately 34 km southeast of the town of Middlesborough and approximately 340 km north of London. The A174 road lies to the north of the mine and beyond this the North Sea. The Teesport port facility is located to the northeast of Middlesborough and there is rail access from the mine to Teesport via the 8 km ICL Boulby rail line which connects to the national rail network, operated by Network Rail, at the village of Carlin How. Teesport by rail from Carlin How is approximately 24 km. The rail link is well maintained and is used to transport products from the Boulby mine to the port. ICL Boulby leases and operates three principal storage and loading facilities, the Teesdock facility, which is a terminal located at Teesport, and two additional storage facilities that are connected to the main rail line, Cobra and Ayrton Works in Middlesbough.

The northeast of the UK is characterised by a temperate climate. Mean annual temperatures vary depending on altitude and proximity to the coast. The local climate is strongly influenced by the Pennine Hills to the west which result in cool and wet conditions and provide shelter from westerly winds, while the North Sea to the east results in relatively cool summers.

The ICL Boulby operation has a long history of mining activity and there is an established in-country network of mining suppliers and contractors. There is sufficient and experienced work force available due to the proximity to the town of Middlesborough with a population of over 75,000. There is an extensive network of highways, rail links, telecommunications facilities, national grid electricity, gas and water.

1.3	History

Deposits of potash were first discovered in North Yorkshire in 1939 by the D’Arcy Exploration Company while drilling near Whitby in search of oil. The potash seam was identified at a depth of 1,100 – 1,300m below the surface. Between 1948 and 1955 Imperial Chemical Industries plc and Fisons plc (Fisons) separately carried out extensive exploration for potash in the Whitby area. This work established the existence of substantial deposits of potash and provided the initial indications of the polyhalite mineralisation that is currently the focus of mining at the Boulby mine.

In 1968, Cleveland Potash Ltd, a newly formed company jointly owned by Imperial Chemical Industries plc (50%), Consolidated Ltd (37.5%), and Anglo-American plc (12.5%), received outline planning permission to construct what became the Boulby mine. Ownership was then transferred to Anglo American who became the sole operators and following an asset swap, Cleveland Potash Ltd was transferred to Minorco SA (a majority owned subsidiary of Anglo American). Anglo-American, through Minorco, remained as operators until ownership was transferred to ICL in 2002.

Much of the early exploration focussed on the potash mineralisation. The first exploration programme to target the underlying polyhalite mineralisaton was undertaken in 1999 when a total of 12 NQ holes for a total length of 1,874 m were drilled from underground workings at the Boulby mine.

A further exploration drilling programme for polyhalite was conducted in 2008 and consisted of five vertical holes for a total of 897 m. The exploration was again conducted from underground workings located approximately 150 m above the polyhalite seam.

Since this time, and alongside polyhalite mining activities, approximately 191,744 m of longhole exploration drilling has been completed and included 90 drillholes with 949 deflections that were drilled from drillbays at the level of the polyhalite seam.

In 2018, ICL Boulby switched from potash and polyhalite production to sole production of polyhalite after the cessation of potash mining. The annual hoisted tonnes of polyhalite from the Boulby mine is shown in Figure 1.1.

Figure 1.1: Boulby Mine Annual Hoisted Polyhalite Tonnes

1.4	Geological Setting, Mineralization, and Deposit

The Boulby polyhalite deposit is located within the eastern extents of the Cleveland Sedimentary basin along the southwestern margin of the North Sea basin. At mine level the basin comprises Permian aged (260 Ma) evaporitic chlorides, carbonates and sulphates that host massive polyhalite, sylvinite and carnallite mineralisation. The stratigraphy is dominated by halite, dolomite and anhydrite commonly found in marine evaporite deposits. The region was subject to faulting and re-mineralisation during the later Permian and Mesozioc era.

The Boulby deposit comprises a massive stratiform marine evaporitic deposit dipping gently to the east at an average of 3.1°. The orebody is laterally very extensive and intersections of polyhalite mineralisation extend across much of ICL Boulby’s offshore leases with lateral extents in the many tens of kilometres to the east and south. The polyhalite thickness ranges from 5 m to 20 m underlain by stratiform anhydrite and dolomite units and are bounded to the west and north by major fault systems which form a boundary to the westward exploration and development of the orebody.

1.5	Exploration

Exploration at the Boulby mine has occurred over the 50-year history of the mine. Exploration works up to 1999 conducted in and around the mine were concerned primarily with potash and the regional geology while exploration specifically for polyhalite commenced in 1999. The exploration methods are dictated by the depth of the polyhalite, the offshore location of much of the region of interest and stratigraphic constraints of water bearing strata and lithologies being not conducive to drilling. The polyhalite at Boulby has been explored with a combination of seismic surveys and drilling from underground development.

Sub-horizontal longhole drilling from which a series of seam intersections are attained from a single parent hole is the main method of exploration drilling and in Zone 1 has covered an area of approximately 10 km2 at variable drill spacings. Typical spacings between polyhalite intersections within the same hole are 100 – 150 m whilst spacing between holes vary with distance from the collar from 50 – 100 m near collar increasing to approximately 300 – 500 m at the end of drill arcs (1.0 - 1.5 km horizontal distance from the collar). A total of 90 parent holes are contained in the drillhole database. In these holes a total of 305 polyhalite seam intersection deflections from which assay results are available. The 305 deflections are spread across 55 holes and are used in the current Mineral Resource estimate. This totals 191,744 m of parent and daughter hole drilling of which approximately 28,148 m has been sampled by ICL Boulby as of April 1, 2024.

In addition to LHD drilling, data is available from gamma readings from short probe holes drilled during mining activities for control of mining horizons and from chip sampling conducted for grade control during mining. These are used to assist with defining the base of polyhalite seam position around the mine workings. As of April 1, 2024, a total, 6,499 probe holes for approximately 67,031 m are recorded in the database with 40,760 gamma readings (as a proxy for KCl) available. As of April 1, 2024, 2,075 chip channel samples are recorded in the exploration database from grade control activities. The grade control/face drilling provides only a qualitative measure of grade and is primarily used to identify the base of seam in close proximity to the current mining. These bases of seam intersection locations have been used in conjunction with the LHD data to improve the geological model for the structure/surface of the polyhalite seam but grades from this drilling method are not used in the Mineral Resource estimate.

1.6	Sample Preparation, Analyses, and Security

All samples used in the production of the Mineral Resource estimate were collected by longhole drilling and have been assayed with wet chemical methods by the on-site laboratory owned and operated by ICL Boulby.

Samples are crushed and pulverised to <200 µm and a 100 g representative sample is collected for analysis. Equipment is regularly cleaned and checked throughout the process according to a series of standard operating procedures. From the 100 g sample, an aluminium pellet cup is filled and pressed before analysis takes place using X-ray diffraction (XRD). All sample collection, handling, and management is by ICL Boulby staff. Sample management is maintained using appropriate sample tags and documentation.

For samples analysed prior to 2021, some QA/QC procedures were not included that would have helped monitor assay accuracy, precision, and contamination, namely reference samples, duplicate samples or blank samples that would normally have been submitted alongside exploration samples as part of the sample stream. These were partly the result of the unique nature of polyhalite and the lack of certified materials for the elements under investigation.

A review of procedures identified these gaps in QA/QC and a halt was placed on sample analysis until a more robust procedure was implemented. Work in the intervening time was completed to identify and test suitable material for use as blank samples for monitoring contamination and for standard reference materials to monitor accuracy. In addition, a system of sample duplicate analysis for monitoring precision was introduced. Analysis of exploration drill samples at the Boulby mine laboratory restarted, and check analysis of samples collected from before 2021 was undertaken by ICL Boulby using the updated QA/QC programme. No significant issues were identified with the re-analysis.

The limited QA/QC support for the exploration data before 2021 has been addressed with the introduction of a suite of QA/QC samples alongside all data submitted for analysis. Samples submitted to the Boulby laboratory from 2022 onwards have been analysed alongside a suite of QA/QC samples. These consisted of internally produced standard material, blank samples and duplicate samples submitted to the primary laboratory.

Results of the QA/QC review by the QP show the Boulby laboratory suffers few issues with contamination, accuracy, or precision. The QP does not know of any drilling, sampling, or recovery factors that would materially impact the accuracy and reliability of results that are included in the database used for estimating Mineral Resources.

1.7	Data Verification

Prior to 2023, exploration and laboratory data was manually transcribed into a bespoke cloud-based database with data subject to error and validation routines to prevent data being recorded in an incorrect format. From 2023 onwards, data was captured using custom visual basic user forms with pre-set automated validation rules and measures.  A laboratory information management system also tracks routine and QA/QC samples through the sample preparation and analysis process with data reviewed by geologists and laboratory staff before being released to the database.  The final database is reviewed by ICL Boulby geologists prior to being used in resource model updates to identify and correct any errors or inconsistencies in drillhole and channel sample collar, survey, assay and lithology data. The QP carried out independent verification of the exploration database and no significant issues were identified.

1.8	Mineral Processing and Metallurgical Testing

Processing of polyhalite is undertaken at the Boulby processing plant and involves crushing and screening to produce polyhalite based products. The processing behaviour of the material and production of final product streams is well documented. Production data indicates there is no significant variability in amenability of the polyhalite to processing.

While the crushing and screening operation is very straightforward (100 % metallurgical recovery to products), there is preferential segregation of minerals depending on their physical properties, and it has been well demonstrated that Granular products are slightly upgraded while Standard products are slightly downgraded, both by an average of 0.3 – 0.4 %K2O. This is due to the halite being softer and therefore reporting as finer crushed material to the Standard product.

1.9	Mineral Resource Estimates

The Mineral Resource estimate for the Boulby mine has been estimated in compliance with the Securities and Exchange Commission requirements (SEC, 2018) and is reported in accordance with S-K 1300 regulations. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

A summary of the Mineral Resources at the Boulby mine is presented in Table 1.1 with an effective date of December 31, 2024.

Table 1.1: Summary of Mineral Resources for the Boulby Mine – December 31, 2024
Classification	Tonnes (Mt)	Grade (% K2O)
Measured	-	-
Indicated	39.8	13.6
Measured + Indicated	39.8	13.6
Inferred	11.5	13.5

Notes:

1.	Mineral Resources are being reported in accordance with S-K 1300.
2.	Mineral Resources were estimated by ICL Boulby and reviewed and accepted by WAI.
3.	The point of reference of Mineral Resources is on an in-situ basis and are exclusive of Mineral Reserves.
4.	Mineral Resources are 100% attributable to ICL Boulby.
5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Resources are estimated using a cut-off grade of 12.0% K2O equivalent and comprise a 6m thick horizon.
7.	Mineral Resources are estimated using an average dry density of 2.77 g/cm3.
8.	Mineral Resources are estimated using a metallurgical recovery of 100%.
9.	Mineral Resources are estimated using a two-year average product price of $205/t FOB and an exchange rate of £0.79 per U.S. dollar.

1.10	Mineral Reserve Estimates

Mineral Reserves have been classified in accordance with the definitions for Mineral Reserves in S-K 1300. Indicated Mineral Resources were converted to Probable Mineral Reserves. Inferred Mineral Resources were not converted to Mineral Reserves.

A summary of the Mineral Reserves at the Boulby mine is presented in Table 1.2 with an effective date of December 31, 2024.

Table 1.2: Summary of Mineral Reserves for the Boulby Mine – December 31, 2024
Classification	Tonnes (Mt)	Grade (% K2O)
Proven	-	-
Probable	7.4	13.9

Notes:

1.	Mineral Reserves are being reported in accordance with S-K 1300.
2.	Mineral Reserves were estimated by ICL Boulby and reviewed and accepted by WAI.
3.	The point of reference for the Mineral Reserves is defined at the point where ore is delivered to the processing plant.
4.	Mineral Reserves are 100% attributable to ICL Boulby.
5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Reserves are estimated using a cut-off grade of 12.0% K2O equivalent.
7.	A minimum mining width of 6 m was used.
8.	Mineral Reserves are estimated using a metallurgical recovery of 100%.
9.	Mineral Reserves are estimated using a two-year average product price of $205/t FOB and an exchange rate of £0.79 per U.S. dollar.

1.11	Mining Methods

The Boulby mine is accessed by two vertical shafts. One shaft hoists polyhalite and salt and the other provides man-riding and service access. Mining is conducted using a modified room and pillar method. Mining is completed in two stages. The first is an advance/development stage in which two parallel roadways are excavated 27 m apart and with a maximum width of 9 m and height of 4.5 m. The second stage involves mining on retreat in which additional tonnes are mined (“milled”) from the floor of the advance roadways (producing a final roadway height of 6 m), and from “stubs” mined into the sidewalls of the roadways. Polyhalite and salt are cut by continuous miner machines and loaded at the working face into shuttle cars. The shuttle cars transport the material to a feeder breaker for loading onto the mine’s conveyor system where it is transported to the hoisting shaft. The material is then batch hoisted to surface. Mining equipment is electrically powered, whilst support/ancillary equipment is primarily diesel powered.

1.12	Processing and Recovery Methods

The Boulby mine has been operating since the early 1970’s but converted from potash to 100 % polyhalite production in 2018. The previous processing plant used for potash production was based on conventional flotation but is now being dismantled and incorporated into an overall site improvement plan. The current crushing and screening plant for polyhalite is located within a section of the previous potash processing plant.

Polyhalite hoisted to the surface is conveyed to the processing plant. Standard and Granular Polysulphate® products are produced using simple crushing and screening processes. PotashpluS® is a product produced by ICL Boulby that comprises a 50:50 blend of Muriate of Potash (MOP) and the P+ Fines product from the granular compaction process. ICL currently maintains a number of patents for this product technology. MOP is imported via Teesport and transported by road to the Boulby mine. The blend is achieved in the finished product silo and then transported by front end loaders to the compaction plant.

The main impurities in the polyhalite are halite (salt) and anhydrite in the footwall and, as processing of the ore involves simple crushing and screening, the strategy is to have greater knowledge of the impurities at the mining face so that informed decisions can be made. It is recognised that a blending or homogenisation plant could assist with smoothing out variations in ore quality and is a potential project for investigation.

1.13	Infrastructure

Infrastructure associated with the operation includes the Boulby underground mine, mineral processing plant and associated infrastructure, mine dewatering / effluent tunnel and pipeline, rail line and port facilities at Teesport. There is a well-maintained network of paved highways, rail services, excellent telecommunications facilities, national grid electricity and gas, and sufficient water supply.

1.14	Market Studies

The Boulby mine is currently the only producing polyhalite mine in the world and has been producing and selling polyhalite products (Polysulphate® and Potashplus®) continuously since 2018 for use as fertilizers.

ICL Boulby has used a two-year average product price of $205/t FOB for estimation of Mineral Resources and Mineral Reserves. Products from ICL Boulby are sold under contracts to customers globally and are exported from Teesport.

1.15	Environmental Studies, Permitting, And Plans, Negotiations, Or Agreements With Local Individuals or Groups

ICL Boulby is governed by UK laws and environmental regulations, including those pertaining to corporate social responsibility, environmental protection, building codes, and the planning and management of resources for land, water, air and noise.

The QP considers ICL Boulby’s current actions and plans are appropriate to address any issues related to environmental compliance, permitting, relationship with local individuals or groups. Permits held by ICL Boulby are sufficient to ensure that the operation is conducted within the UK regulatory framework. Closure provision is included in the life of mine cost model. There are currently no known environmental, permitting, or social/community risks that could impact the Mineral Resources or Mineral Reserves.

1.16	Capital, Operating Costs and Economic Analysis

The Boulby mine is currently producing and there is no pre-production capital. Capital costs over the LOM total $118.6 million with an additional $84.8 million estimated for closure. Operating costs over the LOM total $1,412.5 million.

The economic analysis is based on Probable Mineral Reserves, economic assumptions, and capital and operating costs in the LOM schedule. The analysis has used a Discounted Cash Flow (DCF) method to estimate the projects return based on expected future revenues, costs, and investments. The DCF model was on a 100 % attributable basis and confirmed that the Boulby Mineral Reserves are economically viable at the assumed commodity price forecast. The cash flow model showed an after-tax NPV, at 8% discount rate of $30.3 million.

1.17	Interpretation and Conclusions

The QPs have reviewed the licensing, geology, exploration, Mineral Resources and Mineral Reserve estimation methods, mining, mineral processing, infrastructure requirements, environmental, permitting, social considerations and financial information.

The QPs consider the Mineral Resources for the Property have been prepared to industry best practice and conform to the resource categories defined by the SEC in S-K 1300.

The QPs consider the Mineral Reserves for the Property have been classified in accordance with the definitions for Mineral Reserves in S-K 1300.

1.18	Recommendations

The QPs make the following recommendations for the respective study areas:

1.18.1	Geology and Mineral Resources

•	Continue the current sampling and analysis methodology for drill core supported by continuation of the current QA/QC sample programme.
•
Testing of core samples for density and a comparison of estimation for density using these results in the resource model against the current methodology of grade assignation using a regression equation should be made once sufficient sample results are available.

•
Testing of retained historic core for density should be carried out. Targeting of historic core from positions in and around mined out production areas would allow mining reconciliation equations to be refined using actual density results rather than density estimated from regression equations.

•
As exploration to the east and south of the current resource area continues, bring in these drill results to expand the extents of the current Mineral Resource model to help guide further exploration drilling and planning.

1.18.2	Mining and Ore Reserves

•
To date an analysis of production panels shows the overall mining recovery from each panel compared with the planned recovery results in approximately 10 % mining losses. The QP considers losses from each panel should be continuously reviewed as mining progresses.

1.18.3	Mineral Processing

•	Continue research into new high value fertilizer products.
•	Investigate the potential for a surface blending facility.

1.18.4	Environmental Studies, Permitting and Social or Community Impact

•	Continue using and improving the environmental management system and maintain its ISO accredited standard.
•	Continue active engagement with local communities and stakeholders through formal and informal projects and outreach.
•	ICL Boulby should progress the application with the North York Moors Planning Authority (NYMPA) to extend the import of MOP beyond the current permit of December 31, 2027.

2	INTRODUCTION

2.1	Terms of Reference and Purpose of the Report

This Technical Report Summary (TRS) on the Boulby mining operation, located in the United Kingdom (UK) was prepared and issued by Wardell Armstong International Limited (part of SLR Consulting Limited). The purpose of this TRS is to support the disclosure of the Boulby mining operation Mineral Resource and Mineral Reserve estimates as of December 31, 2024. This TRS conforms to the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary.

ICL is a multi-national company that develops, produces and markets fertilizers, metals and special purpose chemical products. ICL shares are traded on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange (TASE). ICL has its headquarters in Tel Aviv, Israel. ICL owns a 100 % interest in the mineral rights for the Property through Cleveland Potash Limited (ICL Boulby), a wholly owned subsidiary. ICL acquired the Property from Anglo American plc in 2002.

The Boulby mining operation is located on the coastline of northeast England in the UK, approximately 340 km north of London and approximately 34 km southeast of the town of Middlesborough and has a concession area (mineral leases) of approximately 809.51 km2 and owns the freehold of approximately 2.41 km2 of the mineral field.

The Property is an operating underground polyhalite mine. Mining is conducted using a modified room and pillar method to extract polyhalite from seams at depths of greater than 1,000 m below the surface. Mineral processing is undertaken on the surface at a processing plant near the mine and involves crushing, screening and blending of polyhalite ore to produce standard and granular Polysulphate® products for the fertilizer industry. In addition, a compaction plant produces Potashplus®, a 50:50 blend of Poly Standard and Potash Standard. Potash used in Potashplus® is imported from ICL operations in Spain and Israel. In 2024, a total of 721 kt of Polysulphate® were produced and includes that used in Potashplus® production. In addition, 151 kt of Potashplus® were produced.  As of the Effective Date, the total Proven and Probable Mineral Reserves of polyhalite at the Boulby mine are 7.4 Mt at an average grade of 13.9 % K2O equivalent. The Mineral Reserves will be mined based on the current life of mine (LOM) plan which runs from 2025 to 2035 (inclusive).

In addition, salt products are produced by the operation. In 2024, a total of 300 kt of salt were produced. However, no Mineral Resources or Mineral Reserves are estimated for these products and no revenue from these products has been included in the economic analysis.

2.2	Qualified Persons or Firms and Site Visits

The Qualified Persons preparing this report are specialists in the fields of geology, exploration, Mineral Resource and Mineral Reserve estimation and classification, underground mining, geotechnical, permitting, metallurgical testing, mineral processing, processing design, capital and operating cost estimation, and mineral economics.

WAI serves as the Qualified Firm for all sections of this Technical Report Summary in compliance with 17 CFR § 229.1302 (b)(1)(i) and (ii) qualified person definition.

WAI has provided the mineral industry with specialised geological, mining engineering, mineral processing, infrastructure, environmental and social, and project economics expertise since 1987. Initially as an independent company, but from 1999 as part of the Wardell Armstrong Group (WA) and from 2024 as part of SLR Consulting Limited. WAI’s experience is worldwide and has been developed in the industrial minerals and metalliferous mining sectors.

A site visit to the Boulby mine was undertaken by Qualified Persons of WAI on January 16, 2025. The visit included an underground inspection of polyhalite mineralisation, review of underground drilling and sampling methods, review of underground mining operations, mining methods and geotechnical conditions, the processing plant, sample preparation facility and laboratory, technical services and discussions on Mineral Resource estimation and Mineral Reserve estimation methodology were held with ICL Boulby staff.

2.3	Sources of Information

This Technical Report Summary has been prepared by WAI for ICL. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to WAI at the time of preparation of this report.
•	Documentation for licensing and permitting, published government reports and public information as included in Section 24 (References) of this report and cited in this report.
•	Assumptions, conditions, and qualifications as set forth in this report.
•	Data, reports, and other information supplied by ICL and other third-party sources as listed below.

Discussions in relation to past and current operations at ICL Boulby were held with the following personnel:

•	Mr. Thomas Edwards, Chief Geologist, ICL Boulby.
•	Mr. Dogan Cetinkal, Resource Geologist, ICL Boulby.
•	Mr. Phil Welsh, Production, ICL Boulby.
•	Mr Craig Szekeres, Operations Manager (Mining), ICL Boulby.
•	Mr Alexander Garcia-Gonzales, Geotechnical Engineer, ICL Boulby.
•	Mr Craig Lawton, Infrastructure Manager, ICL Boulby.
•	Mr Balaji Vasudevan, Senior Process Engineer, ICL Boulby.
•	Ms. Zoe Goodchild, Environmental, ICL Boulby.
•	Ms. Donna Bennison, Project Development Manager, ICL Boulby.
•	Mr. Craig Hardaker, Financial, ICL Boulby.

The third-party sources providing information in support of this report are WSP and relate to the Mine Closure Study.

2.4	Previously Filed Technical Report Summary Reports

A TRS was prepared by WAI, on behalf of ICL and was titled “S-K 1300 Technical Report Summary, Boulby (UK), Cabanasses and Vilafruns (Spain), Rotem (Israel), Dead Sea Works (Israel), and Haikou (China) Properties” and was dated February 22, 2022. The purpose of the TRS was to support the disclosure of Mineral Resources and Mineral Reserves on the Properties as of December 31, 2021, in the yearly reporting on Form 20-F filed with the SEC. The TRS was the first filing of a Technical Report Summary on the Property. This report supersedes information in the previously filed TRS pertaining to the Boulby mining operation.

2.5	Forward-Looking Statements

This Technical Report Summary contains statements that constitute “forward-looking statements,” many of which can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate”, "strive", "forecast", "targets" and “potential,” among others. In making such forward looking statements, the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, has been relied on.

Such forward-looking statements include, but are not limited to, statements regarding ICL’s intent, belief or current expectations. Forward-looking statements are based on ICL management’s beliefs and assumptions and on information currently available. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; disruptions at seaport shipping facilities or regulatory restrictions affecting ability to export products overseas; changes in exchange rates or prices compared to those currently being experienced; general market, political or economic conditions; price increases or shortages with respect to principal raw materials; pandemics may create disruptions, impacting sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; labor disputes, slowdowns and strikes involving employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of data security, or service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from cost reduction programs according to the expected timetable; inability to access capital markets on favourable terms; cyclicality of our businesses; ICL is exposed to risks relating to its current and future activity in emerging markets; changes in demand for fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond its control; ability to secure approvals and permits from authorities to continue mining operations; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure safety of workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability; filing of class actions and derivative actions against ICL, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed in “Item 3 – Key Information— D. Risk Factors” in ICL’s 2024 Annual Report on Form 20-F.

Forward looking statements speak only as of the date they are made, and, except as otherwise required by law, ICL does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

2.6	Units and Abbreviations

All units of measurement in this TRS are reported in the Système Internationale d’Unités (SI), as utilised by international mining industries, including: metric tonnes (tonnes, t), million metric tonnes (Mt), kilograms (kg) and grams (g) for weight; kilometres (km), metres (m), centimetres (cm) or millimetres (mm) for distance; cubic metres (m3), litres (l), millilitres (ml) or cubic centimetres (cm3) for volume, square metres (m2), acres, square kilometres (km2) or hectares (ha) for area, and tonnes per cubic metre (t/m3) for density. Elevations are given in metres above sea level (masl).

Unless stated otherwise, all currency amounts are stated in United States dollars ($). Great British pounds (£) have been converted to United States dollars at an exchange rate of $ 1.00 equals £ 0.79. The units of measure presented in this report are metric units. Grade of the main element (K2O) is reported in percentage (%). Tonnage is reported as metric tonnes (t), unless otherwise specified.

Abbreviations used in this report are summarised below:

Acronym / Abbreviation	Definition
°C	Degrees Celsius
2D	Two-dimensional
3D	Three-dimensional
AA	Atomic Absorption
AAS	Atomic Absorption Spectrometry
AGI	American Geologic Institute
AI	Acid Insoluble assays
Al2O3	Aluminium Oxide
BAT	Best Available Technology or Best Available Techniques
bhp	Brake Horse Power
BOT	Build-Operate-Transfer
Ca2+	Calcium ions
CaCl2	Calcium chloride
CaO	Calcium Oxide
Cd	Cadmium
CEMS	Constant Emissions Monitoring Systems
CO2	Carbon dioxide
COG	Cut-off Grade
CORS	Continuously Operating Reference Station
CRM	Certified Reference Materials
Datamine	3D geological modelling, mine design and production planning software
EA	Environmental Assessment
EDA	Exploratory data analysis
EHS&S	Environment, Health, Safety and Sustainability
EIA	Environmental Impact Assessment
EIS	Environmental Impact Statement
EMS	Environmental Management System
EPR	Environmental Permitting Regulations
ESG	Economic and environmental, Social, Governance
ESIA	Environmental and Social Impact Assessment
F	Florine
Fe	Iron
Fe2O3	Iron Oxide or ferric oxide
FOB	Free on Board / Freight on Board
FS	Feasibility Study
GHG	Greenhouse Gas
GIS	Geographical Information Services
GPS	Global Positioning System
GRI	Global Reporting Initiative
GWh	Gigawatt hour
H&S	Health and Safety
Ha	Hectare (10,000m2)
HFO	Heavy Fuel Oil
HQ	63.5 mm diameter drill core
hr	Hour/s
ICL	ICL Group Ltd.
ICMM	International Council on Mining and Metals
ID	Identification (number or reference)
IPPC	Integrated Pollution Prevention Control
K	Potassium
K2O	Potassium oxide

Acronym / Abbreviation	Definition
kV	Kilovolt
kW	Kilowatt
kWh	Kilowatt hour
kWh/t	Kilowatt hour per tonne
LFO	Light Fuel Oil
LIMS	Laboratory Information Management System
LOM	Life of Mine
LTA	Lost Time Analysis
M	Million(s)
Ma	Million years ago
MAPGIS	GIS Mapping Software
mbsl	Metres below sea level
MgCl2	Magnesium chloride
MgO	Magnesium Oxide
MOP	Muriate of potash
MRMR	Mining Rock Mass Rating
Mtpa	Million tonnes per annum
MW	Megawatt
MWh	Megawatt hour
NaCl	Sodium Chloride (salt)
NQ	47.6 mm diameter drill core
OEE	Overall Equipment Effectiveness
P2O5	Phosphorus pentoxide
Pa	Pascal (measurement of vacuum gas pressure)
PFS	Prefeasibility Study
ppm	parts per million
QA/QC	Quality Assurance and Quality Control
QMS	Quality Management System
QP	Qualified Person
RMR	Rock Mass Rating
ROM	Run of Mine
rpm	revolutions per minute
SEC	U.S. Securities and Exchange Commission
SiO2	Silicon Dioxide
SLR	SLR Consulting Limited
SRM	Standard Reference Materials
t	Tonne metric unit of mass (1,000kg or 2,204.6 lb)
t/a or tpa	Tonnes per annum
t/d or tpd	Tonnes per day
t/h or tph	Tonnes per hour
TRS	(S-K 1300) Technical Report Summary
UTM	Universal Transverse Mercator
WAI	Wardell Armstrong International
XRD	X-ray powder Diffraction
XRF	X-ray powder Fluorescence

3	PROPERTY DESCRIPTION

The Boulby mine is an underground polyhalite operation on the coastline of northeast England, approximately 34 km to the east of the town of Middlesbrough (Figure 3.1). The Property has a concession area (mineral leases) of approximately 809.51 km2 and owns the freehold of approximately 2.41 km2 of the mineral field. The mine is operating and has a long history of production dating back to 1969. Mining operations are mainly conducted under the North Sea at depths of greater than 1,000 m below the surface. The mining operations are carried out as far as 8 km offshore, while mineral processing operations are undertaken on the surface at the mine site. The mine is located within the North York Moors National Park.

The mine site and shafts are approximately centred at a latitude and longitude of 54°33'05.4"N and 0°49'32.5"W. The location of the Boulby mine is shown Figure 3.1 and Figure 3.2.

Figure 3.1:  Location of the Boulby Mine, United Kingdom

Figure 3.2: Location of the Boulby Mine, Northeast United Kingdom

3.1	Tenure

ICL Boulby holds onshore and offshore mineral leases and licences. The offshore mineral field is leased from The Crown Estate on a production royalty basis and includes provisions to explore and exploit polyhalite, sylvinite, carnallite, halite and anhydrite mineralisation. The existing polyhalite Mineral Resources and Mineral Reserves of ICL Boulby are wholly located within these offshore lease areas. The offshore mineral leases amount to 790.00 km2 and were granted on January 1, 2010, for a term of 26 years (expires on December 31, 2035). The offshore lease areas are shown in Figure 3.3.

Figure 3.3: Offshore Lease Areas

In addition, ICL Boulby holds onshore freehold and mineral leases. The freehold includes approximately 2.41 km2 of the mineral field in and around the mine head and these are in the process of being registered with the HM Land Registry. The remainder of the onshore mineral fields are held on a leasehold basis over approximately 24 mineral leases and extending to 19.51 km2. As part of an ongoing reduction of nonessential leases, 9 mineral leases were intentionally relinquished in 2024. The onshore freehold leases include surface access rights for the entirety of the surface at the Boulby mine site. In addition, ICL Boulby owns the freehold of the surface (bed) of its railway line extending from the mine to Carlin How. There are no adverse covenants, conditions or restrictions which prevent ICL Boulby utilising its freehold lands for the purposes for which they are being used. All ICL Boulby’s freehold ownerships are held free of mortgage or charge.

The onshore lease areas are shown in Figure 3.4.

Terminated
CPL Freehold
New Lease Agreement
Pending
0 (km) 10
0 (mi) 6
Current Lease Strategy

Figure 3.4: Onshore Lease Areas

3.2	Agreements

Separate to its mineral leases with The Crown Estate, ICL Boulby has a lease from The Crown Estate for an underground effluent tunnel which includes an effluent pumping pipeline which is installed in the № 3 Shaft. The brine from dewatering of the mine workings along with surface run-off captured by the site is discharged via the pipeline to an outflow located 1.6 km offshore. This lease was granted for a term of 50 years from 2013.

3.3	Royalties and Rents

Within the long-term agreement with the Crown Estate, rents are payable to the Landlord by equal half yearly payments in advance on the payment days (1 January and 1 July). Royalties are based on a 2% Net Mine Realisation (NMR), payable bi-annually, due sixty days after the end of each calculation period, ending the 30 June and 31 December.

ICL Boulby holds access rights relating to the foreshore and bed of the sea at Boulby that were granted on August 23, 2013, for a term of 50 years, expiring in 2063. The lease is subject to principal Rent payments only. Rents are payable in advance bi-annually on the 23 February and 23 August and are subject to RPI every five years.

All onshore lease agreements are subject to rents and royalties and are paid bi-annually (January and July) and Retail Price Index (RPI) is applied every three years. The next RPI rate will be applied on January 1, 2027, in accordance with the agreements.

3.4	Environmental Liabilities and Permitting Requirements

ICL Boulby has been actively engaged in negotiations with the private property owners of its onshore mineral leases and has successfully secured the recent renewals of three existing lease agreements. The renewal of eight of the remaining leases was referred to the High Court of Justice in London for a decision regarding the calculation mechanism. ICL Boulby estimates that the proceedings will be concluded by the end of 2025. These leases, along with two additional leases, which are still being negotiated, will continue to operate under the terms of the previous leases.

In addition to the leases referred to the High Court of Justice in London and the leases under negotiation, ICL Boulby also holds eleven leases with expirations ranging from 2025 to 2048.

ICL Boulby is located within the North York Moors National Park. In December 2021, the North York Moors Planning Authority (NYMPA) approved ICL Boulby’s application for the continuation of polyhalite and salt production for an additional 25 years, commencing 2023 (until 2048). On May 27, 2022, an official Notice of Decision (NYM/2019/0764/MEIA) was served for the further planning permissions for the extraction of polyhalite and salt until 2048. Additionally, the permission included the importation of Muriate of Potash (MOP) until December 31, 2027, and included a three-year period for site decommissioning and restoration at the end of the 25-year period. The official Notice of Decision was served under Regulation 63 of the Conservation of Habitats and Species Regulations 2017, which concluded that the development would not have any Likely Significant Effects on the North York Moors Special Area of Conservation and Special Protection Area.

To maintain and secure the ongoing planning, requires ICL Boulby over the duration of the permission to produce various management plans. Once approved by the NYMNPA the management plans are submitted via an online portal and released within the public domain. As of the reporting date, all required plans are completed and approved.

WAI is not aware of any environmental liabilities on the property. Environmental permits obtained by ICL Boulby are detailed in Section 17 (Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups). In July 2023, a Life of Mine Closure Plan was completed by WSP and is detailed in Section 17.

ICL Boulby has all permits and authorizations in place that are currently required. The permit by the NYMNPA allowing for the import of MOP expires on December 31, 2027. MOP is used as a raw material in Potashplus® products. For production to continue according to the current business plan, this permit will need to be extended. ICL Boulby has all other required permits to conduct the proposed work on the property and to continue production as planned. WAI is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work on the Property.

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1	Accessibility

The Boulby mine is located approximately 34 km southeast of the town of Middlesborough and approximately 340 km north of London. The A174 road lies to the north of the mine and beyond this the North Sea. The villages of Easington and Staithes lie approximately 1.2 km to the west and 1.8 km to the east, respectively. The mine can be accessed from Middlesbrough by the A174. The Teesport port facility is located to the northeast of Middlesborough and there is rail access from the mine to Teesport via the 8 km ICL Boulby rail line which connects to the national rail network, operated by Network Rail, at the village of Carlin How. Teesport by rail from Carlin How is approximately 24 km. The rail link is well maintained and is used transport products from the Boulby mine to the port. ICL Boulby leases and operates three principal storage and loading facilities, the Teesdock facility, which is a terminal located at Teesport, and two additional storage facilities that are connected to the main rail line, Cobra and Ayrton Works in Middlesbough.

4.2	Climate

The northeast of the UK is characterised by a temperate climate. Mean annual temperatures vary depending on altitude and proximity to the coast. The local climate is strongly influenced by the Pennine Hills to the west which result in cool and wet conditions and provide shelter from westerly winds, while the North Sea to the east results in relatively cool summers. Winter temperatures typically vary between -1°C and 10°C while summer temperatures typically vary between 16°C and a maximum of 25°C. Rain occurs at an average of 700 - 1,000 mm per year. Snow can occur, typically between November and April, however not generally at significant amounts. The average number of days with snow falling being approximately 20 per year.

4.3	Local Resources

The ICL Boulby operation has a long history of mining activity and there is an established in-country network of mining suppliers and contractors. There is sufficient and experienced work force available due to the proximity to the town of Middlesborough with a population of over 75,000. There is an extensive network of highways, rail links, telecommunications facilities, national grid electricity, gas and water.

4.4	Infrastructure

Infrastructure associated with the Boulby mine includes:

•	Boulby underground (room and pillar) mine including shafts and vent shafts;
•	Mineral processing plant including crushing and screening;
•	Site offices, laboratory, stores and maintenance workshops;
•	Surface drains, catch ponds and catch pit (interceptor pit);
•	Effluent tunnel and pipeline for site dewatering;
•	Rail load out and rail line;
•	Port facilities at Teesport.
•	Power consisting of electrical power and natural gas with connection to the UK national grid.
•	Water sourced from a combination of national grid supplied fresh water from utility suppliers, sea water and brine from mine dewatering which is pumped to storage areas in the mine workings.
•	No tailings storage facility is required by the operation.
•	Surface stockpiles consisting of ore and final product.
•	Waste dumps.

4.5	Physiography

The Boulby mine is located within the east of the North York Moors National Park, adjacent to the North Sea coast. The North York Moors covers an area of 1,430 km2 and consists of moorland plateau dissected by valleys containing cultivated land or woodland and has a maximum elevation of 454 masl. The topography reduces in elevation eastwards towards the coast to a maximum of 203 masl and is characterized by high cliffs down to the North Sea.

5	HISTORY

5.1	Ownership, Development and Exploration History

Deposits of potash were first discovered in North Yorkshire in 1939 by the D’Arcy Exploration Company while drilling near Whitby in search of oil. The potash seam was identified at a depth of 1,100 – 1,300 m below the surface, beneath a thick sequence of aquifer bearing rocks (the Bunter Sandstone) with the polyhalite seam found some 150 – 350 m below the potash.

Between 1948 and 1955 Imperial Chemical Industries plc (ICI) and Fisons plc (Fisons) separately carried out extensive exploration for potash in the Whitby area. Although this work established the existence of substantial deposits of potash and provided the initial indications of the polyhalite mineralisation that is currently the focus of mining, the two companies decided not to proceed with a mining project because of the considerable depth below the surface of the main potash seam and other uncertain technical factors.

In 1962, ICI, Fisons and Rio Tinto jointly re-appraised the position taking account of technical advances in the fields of mining and refining since 1955. Again, it was decided not to proceed.

ICI restarted exploration in 1964 some 16 km northwest of Whitby near Staithes in an area where geological studies indicated the possibility of workable material at a shallower depth than previously encountered. In 1968, Cleveland Potash Ltd, a newly formed company owned jointly by Charter Consolidated Ltd (37.5%), ICI (50%) and Anglo-American plc (12.5%), received outline planning permission to construct what became the Boulby mine. Ownership was then transferred to Anglo American who became the sole operators and following an asset swap, Cleveland Potash Ltd was transferred to Minorco SA (a majority owned subsidiary of Anglo American). Anglo-American, through Minorco, remained as operators until ownership was transferred to ICL in 2002. Today ICL Boulby (trading as Cleveland Potash Limited) is a wholly owned subsidiary of the ICL Group Ltd.

Much of the early exploration focussed on potash mineralisation. The first exploration programme to target the underlying polyhalite mineralisaton was undertaken in 1999 when a total of 12 NQ holes for a total length of 1,874 m were drilled from underground workings at the Boulby mine. This exploration programme was conducted using vertical drilling from the Z3 halite horizon some 150 m above the polyhalite seam. The programme focussed on defining the limits of the polyhalite mineralisation and a broad scale of stratigraphic change of the polyhalite horizons across the extents of the existing mine workings of the day.

A further exploration drilling programme for polyhalite was conducted in 2008 and consisted of five vertical holes for a total of 897 m. The exploration was again conducted from underground workings approximately 150 m above the polyhalite seam. The data and hole positioning were used to define the stratigraphy for the sinking of a pair of declines into the polyhalite seam for the collection of a test sample of approximately 20,000 t.

Since this time, and alongside polyhalite mining activities, approximately 191,744 m of longhole exploration drilling has been completed and included 90 drillholes with 949 deflections that were drilled from drillbays at the level of the polyhalite seam.

5.2	Production History

In 2018, ICL Boulby switched from potash and polyhalite production to sole production of polyhalite after the cessation of potash mining. The annual hoisted tonnes of polyhalite from the Boulby mine is shown in Figure 5.1.

Figure 5.1: Boulby Mine Annual Hoisted Polyhalite Tonnes

6	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT

6.1	Regional Geology

The Boulby polyhalite deposit is located within the eastern extents of the Cleveland Sedimentary Basin which forms a sub-basin along the southwestern margin of the North Sea Basin as shown in Figure 6.1.

0
20km
N
Redcar
Middlesbrough
PEAK TROUGH
Whitby
CLEVELAND
ANTICLINE
Robin Hood's Bay
Ravenscar
PEAK FAULT
CLEVELAND BASIN
LOCTON ANTICLINE
SCARBOROUGH DOME
Scarborough
Pickering
ASENBY COXWOLD-GILLING FAULTS
RED CLIFF FAULT
VALE OF PICKERING FAULTS
Thirsk
Filey
Malton
HOWARDIAN-FLAMBOROUGH FAULT BELT
Cretaceous
Triassic
Fault at surface
Fault beneath base of Chalk
Jurassic
Syncline
Fault at base of Jurassic
Anticline

Figure 6.1:  Regional Geology of the Cleveland Basin and Surrounding Area

The stratigraphy of the Cleveland Sedimentary Basin is similar to other areas of the North Sea Basin and can be separated into four major packages:

•
Pre-Permian Basement, this sequence is not exposed or dealt with directly within the mine workings or exploration. The upper contact of the Carboniferous is a major and well-studied regional unconformity that can be seen on seismic data across the mine site and is associated with Variscan uplift.

•
The Permian age Zechstein Group overlies this basement material and includes four major cycles of carbonate-evaporite sequences. The Zechstein deposits outcrop for some 230 km to the north towards the River Tyne and dip gently to the east. The thickness of the Zechstein strata ranges from 580 m onshore within the lease boundaries and increasing up to 1,200 m offshore eastwards beneath the North Sea. This package consists predominantly of evaporitic chlorides, carbonates and sulphate rocks (halite, anhydrite, dolomite, potash and polyhalite) while subordinate occurrences of siltstones and mudstones also occur within this package.

•
Above the Zechstein strata lies a significant package of Mesozoic sediments. These consist of sandstones, mudstones, siltstone, shales with lesser dolomitic intervals. Units to note are the Sherwood Sandstone with a thickness of approximately 270 m and constitutes a major regional scale aquifer.

•
The surface stratigraphy is dominated by a thin capping of Cenozoic glacial till. This material is present across the mine site and its thickness varies dramatically with the surface topography of the area.

The Boulby mine is situated in a location that has undergone several distinct structural deformation events. Impacts of these events are outlined below with reference to the region and stratigraphy of interest:

•
Pre-Zechstein: Prior to the late Carboniferous (circa 650 Ma) a significant number of major deformation events affected the region and included the Cadomain, Acadian, Caledonian and Variscan orogenies. The impact of these events was the development of a number of major structural trends covering a range of orientations. These trends do not directly impact the Zechstein strata and the polyhalite mineralisation, however, the resultant structures and faulting result in weak zones that show signs of reactivation during Mesozoic and Tertiary and act to partially control and localise deformation during these periods.

•
Syn-Zechstein: The Zechstein sequence is typically described as increasing in depth within the southern North Sea area, however, within this context there is no published data suggesting active faulting during the deposition of the Zechstein strata in this region. However, in the Central Graben area (further to the northeast) there is evidence of significant fault related extension during the Permian period.

•
Post-Zechstein: The Mesozoic and Tertiary eras represent a structurally significant time for the stratigraphy within the Boulby mine. Significant east-west extension occurred from the late Permian through to the early Cretaceous resulting in the formation of the North Sea Basin.  Along the southern margins of the larger central North Sea grabens (Viking and Central) numerous sub-basins were formed and separated by local topographic highs.  Several of these are orientated obliquely to the regional extension direction which is inferred to result from local trans-tensional deformation due to re-activation of pre-Permian structures. During the late Cretaceous and early to mid-Tertiary, the tectonic regime in the North Sea became contractional resulting in the reactivation of some Mesozioc normal faults as reverse faults.

6.2	Local and Property Geology

The rocks of the Zechstein evaporites are the host package for both the potash and polyhalite seams that were formerly and currently mined by ICL Boulby. The various lithologies were deposited within the extents of the Zechstein basin, a large inland depression that existed within the supercontinent of Pangea and covered large parts of what is now northern Europe and the east coast of the UK.

It is generally accepted that most of the Zechstein deposits were formed due to cyclic evaporation and recharge of significant shallow bodies of water within the basin centre areas and saline groundwaters in extensive and diachronous sabkhas in marginal areas. The supersaturated brines that formed and migrated as a result of these cycles and the complex topography present in the area at that time have led to the formation of significant and often repeated sequences that include dolomite, anhydrite polyhalite, halite, carnallite and potash horizons. The Zechstein deposits are characterised by at least four major cycles of evaporite rocks:

•	Z1 (the Don Group)
•	Z2 (the Aislaby Group)
•	Z3 (the Teesside Group) and
•	Z4 (the Staintondale Group)

The stratigraphy of each evaporitic cycle follows a well understood sequence. The primary unit of formation consisting of carbonate materials (e.g. the dolomites of the Kirkham Abbey Formation) followed by a cycle of sulphate deposition (typically gypsum and selenite). Finally, the top of each cycle is characterised by the appearance and formation of potassium and magnesium salts minerals (e.g. sylvinite or carnallite). On a local scale there are both lateral variations and smaller scale sub-cycles that can be identified. A schematic interpretation of the variation in stratigraphy over the mine and lease area is shown in Figure 6.2.

Figure 6.2: Schematic Cross Section Showing Interpretation of Stratigraphic Changes Across the Mine and Lease Area

The general stratigraphy of the Boulby mine is shown in Figure 6.3.

Figure 6.3: Stratigraphic Overview of the Boulby Mine at the Shafts

Most of the primary deposits of the Zechstein basin have been strongly reworked both by tectonic forces and chemical alterations during burial and lithification as well as due to complex brine interactions in the subsurface. These have led to the formation of extensive secondary and tertiary assemblages and structures with the rocks of the Z1 and Z2 groups including the target polyhalite horizons. Significant lateral variation is present within the Z1 and Z2 groups and is thought to result from distinct paleo-topographic changes. Evidence also exists for localised epithermal style alteration effects on the mineral assemblage in sections of the basin.

The polyhalite mineralisation at the Boulby mine is hosted within the Fordon Evaporites of the Z2 Aislaby Group. Across the lease area the thickness of the Fordon Evaporites and the contained polyhalite beds increases dramatically in an easterly direction from an average of 15 m thickness of polyhalite in the current mining area, thinning and pinching out in the extreme west (on what is interpreted as the shelf sequence) and increasing to >40 m true thickness in the far east of the area (within the transition and Basin Facies sequences). A typical stratigraphic sequence through the Fordon Evaporites is presented in Figure 6.4, significant local and deposit scale variation has been identified through exploration drilling and mining due to the location of Boulby mine within the transitional zone between a thinned shelf style sequence to the west and the thickened basinal facies to the east.

Key
Z2 "Upper" Anhydrite
Halite
P1 - Anhydrite ± Polyhalite
P2 Polyhalite
P3 Polyhalite
Footwall Anhydrite
25m
20m
15m
10m
5m
0m
Z2 Halites (H1-3)
P1 - Uppermost Sulphate horizon, Ahydrite ± Polyhalite. Minor exotic minerals.
P2 - Polyhalite interbanded with discrete halite bands. Halite occurence and thickness decreases with depth
Change from P2 to P3 polyhalite is gradational and is defined by a decrease in the occurence of halite bands
P3 - Massive polyhalite. Halite occurrence confined to semi-continous bands/lenses which thicken locally in "dome" structures.
Footwall Anhydrite. Contact with the P3 undulates, possibly representing a chemical alteration boundary
Schematic Example of Grade Distribution in P2 & P3
Mining Horizon
0 20 40 60 80 100
Polyhalite %
Mining horizon typically located 2-4m above the footwall anhydrite

Figure 6.4: Stratigraphy of the Zone 1 Polyhalite Mining Area

Within the area of the Boulby mine, several faults and local scale “horst” style blocks (interpreted to be primarily associated with paleo-topographic features) are present. Most of the faults identified are of Mesozoic age and follow the trend of the regional trans-tensional environment displaying normal displacements. There are also faults that formed during or reactivated as Cretaceous-Tertiary reverse faults due to contractional movements of this period. A significant strike slip fault striking to the north-northeast is also present and marks the eastern boundary of the first zone (Zone 1) of polyhalite which is being explored and mined by ICL Boulby. The current resources and reserves for polyhalite are contained exclusively within Zone 1. To the south and east of Zone 1, a second zone of polyhalite mineralisation (Zone 2) is present. The two zones comprise structurally isolated basins bounded by two distinct major faulting trends as shown in Figure 6.5. Zone 2 is at an early stage of exploration by ICL Boulby and no resources or reserves are currently declared for Zone 2.

Figure 6.5:  Structural Setting and Location of Polyhalite Zone 1 and Zone 2

6.2.1	Faulting

Large scale basin bounding extensional faults exist to the north of Zone 1 and extend on an east-west trend across both the potash and polyhalite deposits. The Zechstein evaporite horizons are downthrown to the south and thinned in the immediate hanging walls. The second main structural trend consists of a suite of north-northwest trending extensional faults. These faults are associated with, and mirror on a small scale the graben style extensional faulting of the Mesozoic era seen at the western extents of the lease area in the Peak Trough system.

Faulting in and around the mine has been mapped and interpreted using data from a range of sources including; underground and surface potash exploration drilling, British Geological Survey maps, 2D Seismic lines and 3D seismic reflection data. Using this approach, the faults have been divided into three groups; high displacement faults (throw ≥60 m), low displacement faults (throw ≤60 m) and strike slip faults. It is noted that faults with throws of less than 15 m are below the resolution of the seismic data and can only be identified by exploration drilling or mining development.

6.2.1.1          High Displacement Faults

High displacement faults show significantly greater lateral extents and as such can be delineated with high confidence as they cross multiple seismic lines as well as being intersected in numerous exploration drillholes. They are also typically associated with significant halokinesis (salt flow) resulting in significant changes to the thickness and some overfolding of the stratigraphic sequence within the Fordon Evaporites.

These faults bound the Zone 1 area and are most numerous to the north of Zone 1. These structures typically have large enough vertical extents that they commonly penetrate the overlying Triassic-Jurassic Bunter and Sherwood sediments which are significant aquifers, or the underlying Kirkham Abbey Formation, a dolomite which is a known hydrocarbon reservoir both locally and regionally within the North Sea Basin. As such, exploration drilling in these areas is not undertaken due to the potential risk of inrush should the faulting connect to the polyhalite mining horizon.

6.2.1.2          Low Displacement Faults

Low displacement faults have also been observed and delineated within the mine workings and exploration drilling and seismic datasets. In contrast to the high displacement faults these structures typically do not show significant salt thickening and most appear to terminate at varying levels within the Zechstein strata. Drilling and seismic data from Zone 1 has shown the low displacement faults to produce passive monoclines within the polyhalite and adjacent strata rather than brittle offsets, in these scenarios polyhalite appears to drape over offsets in the top of the Kirkham Abbey Formation.  Associated small scale fracturing and the presence of some hydrocarbons in the vicinity of these structures points towards an unsealed but limited connectivity between the polyhalite horizons and the Kirkham Abbey Formation below.

Whilst some low displacement faults have been delineated within and surrounding Zone 1 there is potential for additional structures to be identified.

6.2.1.3          Strike Slip Faults

Strike slip faulting appears to be the least common form of faulting. The most significant example of which is found in the far eastern extent of Zone 1 and trending to the north-northwest. Data from existing development in other horizons of the Zechstein strata in the vicinity of this structure shows the polyhalite to be present on both sides of the structure but also highlights the presence of hydrocarbons, collapse breccias and halite “pipe” structures cross-cutting other stratigraphy and present at various levels within the Zechstein strata.

6.3	Mineralisation

Zone 1 is currently the sole focus of mining. The polyhalite mineralisation in Zone 1 is hosted within the Z2 stratigraphy and consists of a zone of stratified massive and interbanded sulphate mineralisation (primarily polyhalite) hosted between an upper and lower bounding unit of anhydrite, of which a detailed stratigraphic sequence is shown in Figure 6.6. The overall sequence has been intersected in several drillholes, both vertical and sub-horizontal in the western extents of the Zone 1 area. Three polyhalite horizons were identified and are termed P1, P2 and P3 respectively.

Figure 6.6: Detailed Stratigraphic Sequence in the Vicinity of the Polyhalite Horizons

6.3.1	P1 Polyhalite

The P1 polyhalite horizon represents the upper horizon of polyhalite and formed during the final phase of polyhalite sulphate deposition. It is observed to be a somewhat variable horizon with complex mineralogy and occasionally high numbers of trace minerals present. The predominant minerals present are: polyhalite (30 - 80%), anhydrite (6 - 40%), and halite (20 - 45%) with minor magnesite, szaibelyite, talc, mica and traces of gypsum and halite. The P1 is typically found in drill core samples as a package of thinly bedded (1 – 5 cm) finely crystalline anhydrite/polyhalite dominated material displaying elements of saccharoidal and vitreous texture respectively. Well-developed and pervasive halite pseudomorphs after gypsum are present throughout the lower portions of the P1 horizon and typically aligned perpendicular to the bedding with distinct upward growth textures visible.

The massive pseudomorphs of the lower portions transition upwards into much thinner and seemingly more continuous beds of 2 – 5 cm thickness with smaller but still well-developed pseudomorphs growing from each darker silty horizon as shown in Figure 6.7.

Fine scale layering at the top of the unit
Z2H1 HALITE
P1 POLYHALITE
1.4m
P1 HALITE
Layered pseudomorphs

Figure 6.7: Features of the P1 Polyhalite in a Mine Roadway Section

The P1 horizon is not considered in the resource or reserve estimation as its thickness is typically no more than 3 – 5 m and the ratios of polyhalite, anhydrite and halite can vary dramatically. The P1 horizon is present across the explored extents of Zone 1 with no evidence of significant changes in thickness.

6.3.2	P1 Halite

A halite unit is present below the P1 polyhalite and is termed the P1/Halite. This unit is distinct in its relatively featureless appearance; the halite is a pale even grey colour with little or no included silty/clay material visible. The P1 halite is comparable to the EZ2 halite in that there is currently no detailed analysis of trace element data for this horizon. Geological logging of this horizon has shown major mineral chemistry is near constant with halite as the primary mineral (>85%) with minor anhydrite, sylvite, kieserite, carnallite and silt.

6.3.3	P2 Polyhalite

The P2 polyhalite is a complex mixture of interbedded halite and polyhalite horizons often with thin silty boundary layers and with variable alteration textures and mineralogy.

The main minerals are halite and polyhalite with the amount of halite reducing with depth and polyhalite increasing to become the dominant mineral. Accessory minerals include anhydrite (in rare situations this may dominate the assemblage), magnesite, carnallite, sylvite, glauberite, kieserite, ettringite. The P2 polyhalite is strongly bedded and banded throughout with both sharp and diffuse bedding contacts frequently present at all depths. Discontinuous halite lenses are also common making correlation of specific bands and position within the unit difficult. The texture is a combination of equigranular cubic halite, void fill halite and pale translucent and strongly vitreous texture of high purity polyhalite. A well-developed conchoidal fracture is a further feature observed throughout the polyhalite beds. The polyhalite ranges from massive and uniform to broken and intermixed bands where interstitial halite and void filling halite serve to separate moderate sized (2 – 20 cm) angular blocks/fragments of polyhalite. Frequent minor (0 – 10%) occurrences of magnesite and anhydrite are often present and give a cloudy appearance to the otherwise translucent polyhalite beds.  Texturally the appearance of minor constituents often highlights an underlying pseudomorphic texture (as seen more clearly in the P1) suggesting alteration to polyhalite within the P2 horizons is responsible for a strong degree of overprinting of former textures and mineral assemblages.

The amounts of polyhalite in the P2 horizon increase with depth as the halite present in distinct beds reduces, associated with gradual transition in formation conditions to a more stable (postulated to be deeper water) environment where deposition of primarily monomineralic beds was more common. Trace elements appear to be present throughout the unit and appear to have some connection to the conditions and formation of the P3 horizon below where cloudy disseminations and bands of minerals such as magnesite are often present.

6.3.4	P3 Polyhalite

The P3 polyhalite is typically a massive unit of polyhalite with individual beds separated by halite filled bedding planes all of which have a silt rich margin. Alteration of the polyhalite to a range of other minerals is common and significant bands of magnesite and anhydrite are not uncommon as well as large bodies/domes and fracture fillings of halite. The mineralogy of the P3 horizon is dominated by polyhalite with contents averaging more than 85 % polyhalite with minor halite, anhydrite and other minerals such as magnesite, ettringite, glauberite. Frequent areas of very high purity polyhalite are present in the west of Zone 1 where polyhalite content frequently exceeds 90 % over a 4 m thickness.  A key series of mineralogical and textural features occur across the P3 polyhalite and their presence typically affects the quality and extraction of the ore as detailed below.

The first and most pervasive features of the P3 polyhalite horizon are the halite bands. Halite is present throughout the P3 as locked crystals dispersed within the polyhalite layers and typically representing less than 2 % of the rock mass.  However, halite is also present as linear and laterally extensive bands (some bands have been traced continuously for over 100 m in multiple directions through workings).  These halite bands are parallel to bedding within the polyhalite which although not always obvious, is visible in thin section. These halite bands range in thickness from <1 mm and barely visible except for the break in the otherwise smooth vitreous surface of the polyhalite up to tens of centimetres thick with some of the largest examples seen over 50 cm in thickness. The thickness of these halite bands is not consistent with pinching and swelling of each individual band occurring at the centimetre scale laterally. The halite is of a glass like transparency with well-developed cubic crystals (2 – 8 cm). The crystals display void filling growth textures with uninterrupted cubic forms that grow outward from the silty boundaries.

These halite bands appear to be present at many, but not all the relict bedding surfaces within the P3.  Associated with these halite bands are thin (typically less than 1 mm) grey silt partings at both the upper and lower contacts with the polyhalite. These boundaries of the polyhalite are somewhat irregular on a centimetre scale but typically a smooth and sometimes graphitic appearance that gives the impression of having been draped as settling sediment over the pre-existing mineral surface before later lithification. Some limited evidence of shrinkage cracks has also been observed to be preserved within the silts near the top of the P3 horizon.

The halite bands present within the P3 polyhalite can impact the run of mine (ROM) polyhalite grade from a given mining heading to below that which is acceptable for blending into suitable ROM ore for hoisting. As such, grade control is used to quantify the amount of halite present in headings and includes representative sampling of these bands.

6.4	Deposit Type

Evaporite deposits are defined by the American Geologic Institute (AGI) as water-soluble mineral sediment that has formed from concentration and crystallization by evaporation from an aqueous solution. There are two types of evaporite deposits with most identified deposits classified as marine type. Non-marine type deposits are also known globally and are found in standing bodies of water such as lakes. Evaporites are considered important sources of potassium in the form of sylvite, carnallite and other potassium minerals for a range of uses from fertilizers to chemical production.  Salt for various purposes is also a major product of the global evaporite inventory.

The Boulby polyhalite deposit comprises a marine type evaporite that was formed episodically within a cyclical succession of marine sediments (dolomite, limestone, evaporites, red mudstone and siltstones) between 272.3 Ma and 252.2 Ma forming a sequence known as the Zechstein Group, these lithologies were developed across the limits of the Zechstein basin and sub-basins, covering the north of England, the North Sea, Holland and Germany.

The formation in the Boulby area of a local shallow sub-basin structure with a barred margin was coincident with the Z2 cycle of evaporitic deposition and resulted in the formation of a partially isolated and shallow body of brine within which primary gypsum/selenite deposition dominated and subject to cyclical repetition for much of the period. Later diagenesis led to the alteration of much of this package to polyhalite with associated anhydrite. Examples of this conversion process can be seen when analysing polyhalite material at microscopic scales.

The Boulby polyhalite deposit is typical of a massive stratiform evaporitic deposit and in this location has been subject to only minor tectonic reworking after diagenesis and burial. The deposit is regionally flat lying with significant lateral extents and polyhalite mineralisation is constrained between halite and other sulphate horizons.

It has been shown that a major controlling influence on mineralisation in the southern part of the Zechstein basin was the paleoenvironmental conditions of local sub-basins during the formation/deposition period of the Z2 cycle of evaporites.  The major constraints on the lateral extents of polyhalite ore are typically larger scale fault structures and former topographic highs and barrier ridge areas. Polyhalite grade and thickness are controlled to some extent by these large structures but also on a more local scale by the existing sulphate mineral framework in existence before conversion to polyhalite took place, with some areas of Zone 1 apparently undergoing more complete conversion to polyhalite with resultantly higher purity and destruction of earlier textures.

The stratiform and laterally extensive nature of the Boulby polyhalite deposit would typically lend itself to exploration in a grid like manner using surface drilling at an initial wide (750 – 250 m) scale followed by infilling (100 – 50 m). However, the offshore location of much of the deposit means that extensive exploration drilling from surface is impractical. Underground drilling is therefore the main method of exploration drilling and is conducted to provide as much of a regular grid of information as possible using low-angle sub-horizontal drillholes from positions within the polyhalite seam. Where existing underground workings are present within the overlying Z3 halite, vertical drilling to intersect the true thickness of the polyhalite is also undertaken.

The exploration model relies on a detailed understanding of the paleogeography of the Zechstein strata at the local and regional scales whilst also relying on 3D and 2D seismic information to map the paleo topographic trends and fault related structures. Ultimately knowledge of the genesis and subsequent chemical and structural events are key to creating an exploration model for targeting polyhalite in Boulby type settings.

7	EXPLORATION

Exploration at the Boulby mine has occurred over the 50-year history of the mine. Exploration up to 1999 conducted in and around the mine was concerned primarily with potash and the regional geology while exploration specifically for polyhalite commenced in 1999. The exploration methods are dictated by the depth of the polyhalite, the offshore location of much of the region of interest and stratigraphic constraints of water bearing strata and lithologies not being conducive to drilling. The polyhalite at Boulby has been explored with a combination of seismic surveys and drilling from underground development.

7.1	Seismic Surveys

7.1.1	2D Seismic Survey

ICL Boulby has access to 2D seismic data derived from a suite of approximately 460 km in total from 33 offshore survey lines and 28 onshore survey lines that extends the knowledge of the near mine area through the entirety of the Permian stratigraphy. The data was originally captured for hydrocarbon exploration and was purchased, re-processed and re-interpreted by ICL Boulby to facilitate its use in guiding underground exploration and development of the mine workings. These data have aided development of the mine’s structural models, fault identification and targeting of exploration drilling for mineral resources. Data is available for the majority of existing workings and planned exploration areas. The extents of the 2D seismic survey in relation to the coastline and existing mine workings (in potash) is shown in Figure 7.1.

N
10km
Offshore Seismic lines
Onshore Seismic lines

Figure 7.1:  Location of Onshore and Offshore 2D Seismic Lines

7.1.2	3D Seismic Survey

In 2011, ICL Boulby commissioned a 3D seismic survey. The purpose was to better define the complex structural situation that exploration drilling had encountered to the north and east of the mine. Over a two-week period in February 2011, a 3D offshore seismic survey covering an area of 160 km2 was successfully undertaken. The survey was conducted using a towed streamer type survey at an oblique angle to the major structures. The survey was captured using eight towed 1,500 m length streamers.  Shotpoint density for the survey averaged 12.5 m to deliver an “inline” density of 6.25 m and a “crossline” density of 25 m across the surveyed area.

In total 43 sail lines were carried out resulting in a total of 833 km sailed during the survey. The extent of the offshore 3D seismic survey in relation to the coastline and existing mine workings (in potash) is shown in Figure 7.2.

Figure 7.2: Location of Offshore 3D Seismic Survey

The 3D survey was designed and processed to identify and map in detail large scale structures to the north of the mine workings. Limitations of the survey and the collected data give a minimum resolution of approximately 10 m for lithological contacts and structures.

As a result of the offshore 3D survey, a zone for the initial stages of development and testing of polyhalite was established. This zone is known as the Seismic Quiet Zone (SQZ). The extents of this area were established by delineating the major structures and interpreting the lateral continuity of the polyhalite across a broad area of the survey. The resulting areas of the SQZ can be described as free from major faulting disturbance and with good prospects for lateral continuity of the polyhalite and associated lithologies.

7.2	Drilling

Three types of drilling have been carried out by ICL Boulby to intersect the polyhalite mineralisation:

•	Initial vertical exploration holes drilled from potash workings above the polyhalite;
•	Sub-horizontal, longhole directional drilling known as longhole drilling (LHD); and
•	Grade control face drilling.

LHD is the primary source of information on which the Mineral Resource estimate is based.

The vertical holes were drilled in two campaigns between 1999 - 2008 and there is uncertainty regarding their surveyed position and some assay results. Grades from samples obtained during this drilling are not used for Mineral Resource estimation.

The grade control/face drilling provides a qualitative measure of grade and is primarily used to identify the base of seam to guide mining. The base of seam positions are used in conjunction with the LHD data to assist with the geological model for the structure/surface of the polyhalite seam. However, due to uncertainties with the quality of the sampling and assaying, the grades from this sampling method are not used for Mineral Resource estimation.

7.2.1	Longhole Drilling

Sub-horizontal longhole drilling has been developed and refined at the Boulby mine since the mid-1970’s. LHD was initially designed for potash exploration and has since been adapted for polyhalite exploration. The method allows for exploration holes to be collared from in the polyhalite seam and the drilling is directed by altering the configuration of the drill bit and drill rods to achieve the initial desired parent hole profile up to approximately 2,000 m in length through a series of upward deflections and dropouts. From this initial parent hole, a series of daughter holes can be drilled on retreat to intersect the full thickness of the polyhalite seam as shown in Figure 7.3.

Figure 7.3: Schematic Cross Section of the LHD Directional Drilling (Red – Parent, Blue – Daughter)

Parent holes are drilled in a fan from purpose mined drill bays to achieve the desired coverage across the deposit. Typically, hole fans are drilled on 10° horizontal increments over a range of up to 180° with lateral distance between polyhalite intersections along hole of 100 – 150 m.

During advance of the pilot hole and drilling of daughter holes, the upper anhydrite and lower anhydrite layers act as markers for termination of upwards or downwards deflections.

7.2.2	Drill Core Diameter

LHD operates using a diamond impregnated matrix style drill bit and is a continuous coring system of NQ2 size with core at a nominal 50.6mm diameter. Drill rods are 3.0m in length.

7.2.3	Core Return, Collection and Order

Core is returned via reverse circulation using a saturated brine (KCl and NaCl) to prevent dissolution of the core samples. Core exits the back of the rod string and is collected in baskets which allows the brine to drain away. The drilling crew remove the core from the baskets and place it on trays. Tags are inserted to record the start and end of each 3.0 m run.

Collection of core materials in this manner means the orientation and exact order of the core within each 3.0 m run is not preserved. To prevent mix-up of core in adjacent runs the hole is flushed and core returned for every 3.0 m run prior to commencing the next run.

7.2.4	Core Recovery

The polyhalite seam is very competent and recovery is consistently around 100%. Core recovery is not quantitatively recorded during drillhole logging, but notes are made systemically by the geologist regarding the quality of core returned.

7.2.5	Hole Positioning

The mine survey department creates and maintains a precise underground control network backed up by gyro-theodolite bases. Subsidiary surveys and scans are undertaken in operational areas on a regular basis.

Planned drilling positions are set out by a surveyor using a theodolite from known control points and these are used when establishing a new LHD hole. Once collared, the offsets from the surveyed positions are measured and recorded by a geologist to measure the holes true position with these final positions recorded in the drilling database for use.

7.2.6	Downhole Surveys

A Reflex EZ shot tool is used for the LHD with a single shot downhole survey conducted a maximum of every 30 m of drilling on advance. The survey tool records a range of parameters that include the magnetic bearing, inclination and magnetic field strength which allows the operator to determine if a survey has been run without magnetic interference and is therefore an accepted result. Surveys are communicated to exploration geologists who compare the surveyed position to the planned position and can alter the drilling instructions if required for further advancement of the hole.

Each LHD hole is surveyed using a pair of tools in an alternating fashion which allows validation of measurements including assessment of drift or damage to instruments. A list of survey tools, their location and date and certificates of last calibration is maintained by the geology department. Survey instruments are returned to the manufacturer for calibration as part of their recommended maintenance scheme.

7.2.7	Adequacy of the Location of Data Points

The accuracy of the drill survey positions is further confirmed when mining intersects the location of a previously drilled hole. The locations of these intersections are surveyed and compared to the expected position. A correction can be applied to the hole if deemed appropriate by ICL Boulby geologists. A study undertaken on 10 drillholes that were subsequently intersected by mining, identified an average bearing correction of 0.39° was required and an average inclination correction of 0.28° was required. These corrections are within the stated accuracy of the EZ-SHOT tool and the QP considers the positions provided by the survey instruments are suitable for use in Mineral Resource estimation.

7.2.8	LHD Logging Procedures

Drillholes are logged and sampled at the drill site upon completion of each daughter deflection. Core trays are laid out to sufficiently understand the macro structure and geology. The core is logged by ICL Boulby geologists including the from/to positions, lithology, a description of the observations and interpretation and a qualitative description of core quality.

7.2.9	LHD Sampling Procedures

Sampling procedures for LHD within the polyhalite mineralisation have evolved over time. Whole core is sampled by ICL Boulby geologists using 3.0 m intervals, with each interval representing a single drill run/rod. Given the low angle nature of the drilling relative to the generally flat lying seam, three metres of core represents approximately 0.3 – 0.5 m true thickness. Samples are taken from the top of the P2 polyhalite starting with a sample of the immediate hanging-wall halite. Samples are then taken in 3.0 m intervals to the base of seam, with the last two samples split at the contact between the P3 polyhalite unit and the footwall anhydrite.

The from/to depths, lithology code, geologists name and date of sampling are recorded in a sample book with each page having a unique sample code. A perforated sample tag with the same sample code is removed from the book and is placed into a heavy-duty plastic bag along with the sample.  The bag is secured with a tie-wrap and placed in a secure container awaiting transport to the surface.

Prior to February 2017, a different sampling procedure was used by ICL Boulby. Instead of taking all core from a 3.0 m run, geologists selected a sub-sample of the defined sample interval and collected approximately 2 - 3 kg (approximately 10 % of the total samples) for sample preparation.

7.2.10	Effects of Crystallisation of Drilling Brine on Drill Core

Drill core is reversed flushed through the drill string and recovered using a saturated brine solution.  The potential exists for this saturated brine to contaminate the surface of the drill core. To quantify any potential contamination, three test pieces of non-evaporite rock of similar dimensions to the LHD drill core were taken by ICL Boulby geologists and submerged into the saturated brine solution after weighing. The samples were then oven dried and subsequentially re-weighed before washing in distilled water. The washed solution was submitted for analysis and the experiment conducted three times. The result of this analysis is summarised in Table 7.1.

Table 7.1: Test Results for Assessing for Potential Brine Contamination of Samples
Sample Description	w/w %
	NaCl	KCL	Ca	Mg
Saturated Brine (Control sample)	23.04	3.17	0.04	0.51
Test 1	ND	ND	0	0.14
Test 2	ND	ND	0	0.15
Test 3	ND	ND	0	0.15
Uncontaminated Distilled Water	ND	ND	0	0.15

No detectable amounts of sodium chloride or potassium chloride were identified. In addition, calcium was recorded as zero in all three tests including the uncontaminated distilled water sample. No additional magnesium was recorded in the three tests compared to the uncontaminated sample. Weight gains were measured during each of the repeated tests ranging from 0.0 to 0.5g grams (<1 % of the rock mass test samples).

Given no detectable contamination was detected, no adjustment to the assay results in the drillhole database has been applied by ICL Boulby. Based on the results of the testwork, the QP considers this to be appropriate.

7.2.11	Drill Plans and Sections

Exploration drilling for polyhalite in Zone 1 has covered an area of approximately 10 sqkm at variable drill spacings. Typical spacings between polyhalite intersections within the same hole are 100 – 150 m between daughter holes whilst spacing between holes vary with distance from the collar. Closest to the drill collars, the spacing between polyhalite intersections is approximately 50 – 100 m and spacing progressively increases to approximately 300 – 500 m at the end of drill arcs (1.0 - 1.5 km horizontal distance from the collar).

A total of 90 parent holes are contained in the drillhole database. In these holes a total of 949 deflections have been completed. Of these 949 deflections, 305 deflections are polyhalite seam intersections from which assay results are available. The 305 deflections are spread across 55 holes and are used in the current Mineral Resource estimate. This totals 191,744 m of parent and daughter hole drilling of which approximately 28,148 m has been sampled by ICL Boulby as of April 1, 2024.

In addition to LHD drilling, additional data is available from gamma readings from short probe holes drilled during mining activities for control of mining horizons and from chip sampling conducted for grade control during mining. These are used to assist with defining the base of polyhalite seam position around the mine workings. As of April 1, 2024, a total, 6,499 probe holes for approximately 67,031 m are recorded in the database with 40,760 gamma readings (as a proxy for KCl) available. As of April 1, 2024, 2,075 chip channel samples are recorded in the exploration database from grade control activities.

A plan view of the drillholes in relation to the current mine workings is shown in Figure 7.4.

476000 E
478000 E
480000 E
524000 N
524000 N
522000 N
522000 N
476000 E
478000 E
480000 E
Y
Z
X

Figure 7.4: Location of Polyhalite Exploration Data in Relation to Boulby Mine Workings (shown in red).  Data shown is: Longhole Drilling (blue), Probe Holes (green), Chip Samples (yellow)

An example drill section showing the geological interpretation of Boulby Zone 1 is shown in Figure 7.5.

Figure 7.5:  Example Sections of Longhole Exploration Drillholes through Polyhalite

A summary of the LHD used in the Mineral Resource estimate is shown in Table 7.2.

Table 7.2: Summary of Drillholes Used in Mineral Resource Estimation (LHD Drilling)
BHID	First Deflection Collar Easting (m)	First Deflection Collar Northing (m)	First Deflection Collar Elevation (m)	Start Bearing (Degrees)	Start Dip (Degrees)	Total Number of Deflections	Number of Polyhalite Intersections
P001	478,179	523,503	833	270	0	13	7
P003	478,180	523,505	833	290	2	9	2
P006	478,183	523,508	833	318	0	17	5
P007	478,185	523,509	833	330	-1	16	5
P008	478,187	523,509	833	340	0	15	5
P009	478,188	523,509	833	350	0	18	5
P010	478,190	523,509	833	359	-1	19	7
P011	478,191	523,509	833	10	1	17	5
P012	478,193	523,509	833	26	-1	17	6
P014	478,195	523,508	833	45	-2	14	5
P017	478,197	523,505	833	77	-2	17	7
P019	478,199	523,503	832	88	-3	15	2
P021	478,292	523,257	810	80	0	4	2
P027	478,291	523,255	810	95	0	21	9
P028	478,552	523,191	797	100	0	23	9
P029	478,552	523,189	797	115	0	26	4
P030	478,552	523,189	797	115	0	9	6
P032	478,549	523,187	797	125	0	16	8
P034	478,548	523,186	798	135	-2	14	5
P036	478,533	523,189	797	230	0	5	3
P037	478,544	523,184	797	169	-1	22	10
P040	478,546	523,185	797	151	1	14	10
P041	478,547	523,186	797	143	1	22	1
P042	478,547	523,186	797	143	1	16	10
P052	478,867	523,315	791	340	2	14	11
P054	478,870	523,316	791	350	0	13	9
P056	478,871	523,316	791	358	0	10	7
P058	478,872	523,316	791	10	0	11	7

Table 7.2: Summary of Drillholes Used in Mineral Resource Estimation (LHD Drilling)
BHID	First Deflection Collar Easting (m)	First Deflection Collar Northing (m)	First Deflection Collar Elevation (m)	Start Bearing (Degrees)	Start Dip (Degrees)	Total Number of Deflections	Number of Polyhalite Intersections
P062	478,876	523,315	791	30	0	11	7
P066	478,879	523,312	790	47	2	13	8
P068	478,880	523,311	790	57	3	3	2
P070	478,881	523,310	790	65	1	24	11
P072	478,874	523,315	791	21	0	14	6
P074	478,038	524,235	823	194	1	4	3
P080	478,033	524,235	823	220	0	5	3
P084	478,030	524,238	823	240	0	9	4
P086	478,029	524,240	823	252	-1	7	6
P088	478,029	524,241	823	259	1	10	5
P090	478,029	524,243	823	270	3	8	3
P092	478,029	524,245	823	278	3	7	4
P094	478,030	524,247	823	290	2	9	5
P096	478,030	524,249	823	300	4	11	7
P097	478,032	524,251	823	310	0	6	1
P098	478,032	524,251	823	310	0	8	7
P100	478,033	524,253	823	320	1	9	4
P104	478,037	524,254	823	340	1	3	2
P106	478,039	524,255	823	350	0	6	3
P119	478,918	522,395	795	70	1	9	1
P120	478,918	522,395	795	70	0	11	8
P122	478,918	522,394	795	79	2	8	5
P123	478,918	522,392	796	90	4	12	1
P124	478,918	522,392	796	90	4	13	8
P126	478,919	522,391	796	98	2	7	5
P128	478,919	522,389	796	109	2	5	4
P134	478,914	522,382	795	171	-1	10	3

7.3	QP Opinion

Prior to February 2017, different sampling procedures for the LHD were used by ICL Boulby. Instead of taking all core from a 3.0 m run, geologists selected a sub-sample of the interval, and collected approximately 2 - 3 kg (approximately 10 % of the total material), for sample preparation. The drilling completed prior to 2017 is mainly located within areas now removed by mining and the QP considers the effect of using smaller samples prior to 2017 does not materially affect the Mineral Resource estimate.

The drilling, logging, and sampling is considered to follow a conventional approach suitable for the geology and deposit under investigation and uses standard industry practices. The results achieved are in line with expectations and the QP is not aware of any drilling, sampling, or recovery factors that could materially affect the accuracy and reliability of the results of the historical or recent exploration drilling. The data sets are well documented via original digital and hard copy records and were collected using industry standard practices in place at the time. All data has been organised into a suitable database.

8	SAMPLE PREPARATION, ANALYSES AND SECURITY

Sample preparation and analysis is undertaken at the ICL Boulby on-site laboratory. The laboratory is not accredited.

8.1	Sample Preparation

Sample preparation procedures are detailed below:

•	Primary sample preparation (size and mass reduction of full core samples).
•	Sealed bags of core are brought to surface and supplied to the core preparation area.
•	The core sample ID ticket is removed from the bag and checked against the expected ID number.
•	The sample is allowed to dry in a dedicated storage container.
•
The crushing and splitting equipment (Rocklabs Mid-Boyd RSD Dual split (RSD)) are cleaned to remove any remnants of previous samples, including the jaws, vibratory feeder tray and splitting equipment (RSD cone, chute and sample & reject collection drawers).

•	The whole core sample is fed through the crusher for size reduction to target 80 % passing 2 mm.
•	The sample material is continuously split via a cone shaped rotary sample divider to a pre-selected amount (typically 10%).
•	For a typical core sample, approximately 1.2 - 1.6 kg of material flows to the sample drawer and the rest to the reject bin.
•	For samples where a duplicate is required, a second sample drawer can be inserted into the RSD unit, thus diverting a duplicate split mass to this drawer rather than the reject bin.
•
A check on final size is performed during the processing of each batch of core with use of a 10 mm aperture test sieve. The sample portion is added to the sieve and shaken through into a collection pan below. The amount retained above 10 mm is recorded. If a sample has more than 5 % retained above 10 mm, investigation into crushing efficiency and settings is carried out before preparation work continues.

•
The breaking jaws, cheek plates and vibratory feeder tray are brushed if necessary and then the unit restarted to remove any remaining dust into the sample utilising the RSD to ensure this is split in the same manner as the sample.

•
The sample is removed from the unit and poured into a labelled sample bag containing a ‘ticket’ with the batch number and sample number before being transferred to a larger labelled container with the rest of the samples from the batch.

•	The reject material is removed from the unit and poured into a labelled large heavy-duty bag and sealed with a plastic cable tie.
•	The crusher/splitter unit is then cleaned to remove any remnants of the sample, including vacuuming of the RSD cone and feeder tray.
•
Quality Assurance / Quality Control (QA/QC) samples are introduced at this stage at an insertion rate determined via the batch record sheet. Generally, each batch will contain a blank, standard and set of duplicate samples.

•	Geology duplicate: The duplicate is inserted as above to obtain two samples and reject.
•	Geology blank: 500 g of dried, high purity quartzite is fed through the crusher/splitter unit, the sample and reject material recombined and then bagged directly.
•	Geology standard: A bag of pre-crushed, batch made ‘ND01’ high purity polyhalite is included with batches.
•	Complete batches are then sealed and labelled with the date of preparation.

Secondary sample preparation (mass and size reduction for laboratory analysis):

•	At the start of the batch, the sample bags are laid out and checked for any defects or obvious contamination.
•	Each sample is then split via a tabletop 1:2 riffle splitter to 100 g (±10 g) and poured into a clean paper drying tray contained within an oven tray.
•	The laboratory QA/QC samples are introduced during this preparation stage at a standard insertion rate of 1 of each type per batch:
•	Laboratory duplicate: The sample is split to 200 g (±10 g). The sub-sample is then passed through the riffle splitter once more to obtain two duplicate 100 g samples.
•	Laboratory blank: 100 g of dried, pre-crushed high purity quartzite is weighed and poured into a clean paper drying tray contained within an oven tray.
•	Laboratory standard: A pre-prepared bag of laboratory standard ‘S1’ is included within each batch (wet chemistry testing only).
•	The samples are dried at 120°C for 30 minutes.
•
The samples are pulverised on a Herzog HSM250 vibratory disc mill for 45 seconds at 1,200 rpm with the addition of a few drops of isopropanol to prevent sticking to the grinding tools, to obtain powder samples of analytical fineness.

•	Samples are transferred to labelled bags and sealed within a large bag containing the rest of the batch. The date of preparation is written on the bag.
•
A check on final size is performed during the pulverisation of each batch of core to ensure grinding efficiency by use of a test sieve. The whole pulverised sample is poured into a 200 µm test sieve with collection pan attached. The sieve stack is then shaken on a Retsch AS200 control sieve shaker to aid separation. Any remaining sample is brushed through the sieve. The percentage by mass retained above 200 µm is recorded. If the sample has more than 1 % retained above 200 µm, investigation into milling efficiency is carried out before preparation work continues.

8.2	Analysis Method

Analysis of samples used in the Mineral Resource estimate was carried out at the ICL Boulby laboratory. Samples were analysed via X-ray Diffraction (XRD) as follows:

•	From the 100 g sample, a clean sample scoop is used to fill a 40 mm aluminium pellet cup.
•	This is then pressed into a pellet using a Hertzog HTP40 automatic pellet press with a press force of 40 kN.
•	The pellet is then inserted into a pellet holder and placed in a numbered position on the XRD tray autosampler unit.
•	Samples are then scanned to capture a diffractogram of the sample.
•	Each complete diffraction experiment is automatically processed by RoboRiet software using an internally developed template for phase fraction quantification by Rietveld refinement.
•	Results of mineral percentage by mass are exported automatically to an Excel workbook and the raw scan data saved and archived as XRDML files.
•	Mineral percentages by mass then undergo a correction based on a calibration derived from samples that have been analysed by ion chromatography.
•	Results of QA/QC samples are checked by ICL Boulby against pre-determined tolerances. The results are also checked for any obvious errors.
•
Any QA/QC samples that fall outside the pre-determined tolerances make the whole batch liable for re-testing or re-preparation depending on the nature of the failure, flowcharts are in place for exact steps to follow for various types of QA/QC failure.

•	Pending any re-tests, final results are uploaded onto an internal, online database platform for storage and transfer to the geology department.

The analyses are validated at intervals using wet chemistry techniques including:

•	Batches are selected at random, and all samples from the selected batch tested.
•	A 1 g sub-sample is taken.
•	The sub-sample is added to a clean 600 ml beaker and 400 ml of deionised water are added, with swirling to prevent caking.
•	The beaker is then placed on a hotplate and boiled for 30 minutes.
•	The beaker is then cooled and the contents transferred to a 500 ml volumetric flask and deionised water is added.
•	Analysis for Na and K is undertaken by flame photometry
•	A full suite of elements (Na, K, Ca, Mg, Cl, SO4) can be analysed via ion chromatography if required.

8.3	Sample Security

Core samples are collected underground at the drill rig location and are tagged, sealed in bags and placed in a metal box. Each bag contains a sample number tag with the drillhole intersection number written on the front. Samples are separated by intersection to prevent samples getting mixed up or being lost.

Samples remain underground until there is capacity for them to be processed on surface to reduce potential exposure to moisture. Samples are delivered to the laboratory where they are prepared for analysis. A sample record is kept by the geology department noting the identity and number of samples that have been dispatched to the laboratory.

8.4	Quality Assurance and Quality Control (QA/QC)

8.4.1	Introduction

Since 2018, work has been on-going to develop and implement the use of additional samples, appropriate for use in assessing polyhalite content, in line with industry best practice.

QA/QC procedures consistent with international standards have been prepared, continuously improved, and implemented by ICL Boulby since 2020, following the shift from potash mining to polyhalite mining due to more grade variation observed in the polyhalite. Before 2020, partial quality control measures were implemented, however, they were not standardized and the majority of the drillholes at the time were not polyhalite but potash drillholes. Various numbers of standard, duplicate and blank samples have been generated and tested during the development and implementation of the current QA/QC programme used by ICL Boulby.

The drillhole samples used for Mineral Resource estimation include data collected from exploration programmes completed between 2012 and 2018. Drill programmes completed in this time did not make use of reference materials, blanks or duplicate samples submitted to an independent laboratory for verification of results. QA/QC analysis was limited to internal laboratory control testing.

In 2022, a standardized and systematic QA/QC programme has been put in practice in parallel to the implementation of a more robust polyhalite specific sample preparation method in the internal sample preparation laboratory.

8.4.2	Internal Laboratory Controls

Prior to the introduction of the standard, blank and duplicate samples by the geology department, QA/QC to support analytical quality was limited to internal laboratory controls only. The results of this internal control are summarised below.

During the analysis of drillhole samples, the Boulby laboratory analysed control solutions to check for significant error such as equipment failure or human error.

Prior to 2018, a “50/50” control was used which was made up in the laboratory and consisted of 50 % KCl and 50 % NaCl. The results of this analysis showed a normal distribution of results without significant bias or trend. In addition to the 50/50 control, three standard solutions were analysed on the flame photometer (which measures K and Na) to monitor performance. Standard solutions were prepared in house using analytical grade KCl and NaCl for 120 ppm, 240 ppm and 360 ppm potassium and sodium which covered the expected range of concentrations. All three solutions were analysed at the start of a sample batch, and a calibration curve was produced for fitting subsequent results. The standard solutions were run three times before and after a sample batch was analysed to the monitor the performance of the photometer. If a control test fell outside acceptable limits, then the source of error was investigated, and the sample run retested.

From May 2018 to December 2020, control solutions were analysed for each element in the analysis of polyhalite at both the start and the end of a batch of samples. The quoted errors for the analytical instrumentation are ±5 % of the true value. The laboratory used a tighter pass/fail criterion of ±2 % of the true value except for sodium which used an absolute ±0.2%.

The control data results are shown in Table 8.1. The results show acceptable levels of accuracy and precision with only slight bias notable in the sodium.

Table 8.1: Control Data May 2018 – December 2020
Element	Theoretical Value (%)	Ave. Lab Result (%)	Above Instrument Error		Below Instrument Error
			Count	Percentage	Count	Percentage
K	12.00	12.00	1	0.02%	2	0.05%
Na	3.00	3.14	16	0.4%	0	0.0%
Ca	11.65	11.71	224	5.1%	1	0.02%
Mg	4.93	4.86	87	2.0%	308	7.1%
Cl	90.00	89.65	0	0.0%	5	0.2%

Element	Theoretical Value (%)		Analytical Error	Absolute Error (%)	Upper Limit (%)	Lower Limit (%)
K	12.00		2.0%	0.24	12.24	11.76
Na	3.00		0.2	0.20	3.20	2.80
Ca	11.65		2.0%	0.23	11.88	11.42
Mg	4.93		2.0%	0.10	5.03	4.83
Cl	90.00		2.0%	1.80	91.80	88.20

8.4.3	QA/QC

8.4.3.1          Introduction

Samples submitted to the Boulby laboratory from 2022 onwards have been analysed alongside a suite of QA/QC samples. These consisted of internally produced standard material, blank samples and duplicate samples submitted to the primary laboratory.

Up to September 2024, this included a total of 2,785 samples consisting of 920 Standards, 931 Blanks, 913 Coarse Duplicates. These samples provide a continuous means to assess the performance of the analytical methods and to identify potential sources of error.

Standard samples are used to calibrate analytical instruments and to verify the accuracy of the analytical method.  As ICL Boulby is the only producer of polyhalite in the world, there is no commercial certified standard material for polyhalite available. Therefore, an in-house standard sample named “ND01” was generated from run of mine material from a known high-grade polyhalite area. The sample was homogenised and analysed multiple times to ensure consistent results were achieved for polyhalite, anhydrite and halite analysis. From these initial analytical runs, upper and lower failure limits were determined at the mean ±2 standard deviations, which were updated in July 2023 based on an increased number of QC data results.

Blank samples are used to determine the background levels of analytes in the laboratory environment and to identify any contamination during sample handling or analysis. ICL Boulby uses blank samples consisting of pure quartz.

Duplicate samples are used to assess the precision of the analytical method and to identify any variability in sample handling or analysis. Coarse duplicate samples are prepared from crushed material before grinding. Crushed material is split at 1:16 ratio and one fraction of this split is prepared as the main (parent, DP) sample, and one fraction is prepared as the duplicate (child, DC) sample.  These samples are used to assess the variability introduced during the crushing and splitting process. This is particularly important for heterogeneous samples or when there are concerns about sample preparation-induced variability.

QC samples are evaluated both individually and collectively. Pre-set control limits are defined based on the statistical result of each type of QC sample to use in the assessment of the performances of sample handling and analytical method. If any of the samples in a batch is significantly out of the control limits, then the batch is rejected. The batch is then re-prepared, or the analysis of existing samples is repeated. If any sample is slightly outside of the limits, then it is assessed together with the rest of the QC samples to decide if the batch is accepted or rejected.

8.4.3.2          Procedures

Prior to July 2023, sample batches comprised of 10 samples including QC samples. QC samples were inserted by the ICL Boulby geology department at a rate of 3 in 10 (1 of each type). QC samples were inserted in fixed positions based on a pre-set sampling template (Figure 8.1). No field duplicates were used during this time.

Sheet no. 101

			BLANK			STANDARD	DUPLICATE (PARENT)			DUPLICATE (DAUGHTER)
IN										
Hole ID										
OUT	CORE#___#01	CORE#___#02	CORE#___#03	CORE#___#04	CORE#___#05	CORE#___#06	CORE#___#07	CORE#___#08	CORE#___#09	CORE#___#10

BATCH________
DATE:____________
_

	STANDARD			DUPLICATE (PARENT)				DUPLICATE (DAUGHTER)	BLANK	
IN										
Hole ID										
OUT	CORE#___#01	CORE#___#02	CORE#___#03	CORE#___#04	CORE#___#05	CORE#___#06	CORE#___#07	CORE#___#08	CORE#___#09	CORE#___#10

BATCH
____
_
DATE:

				DUPLICATE (PARENT)	BLANK	DUPLICATE (DAUGHTER)			STANDARD	
IN										
Hole ID										
OUT	CORE#___#01	CORE#___#02	CORE#___#03	CORE#___#04	CORE#___#05	CORE#___#06	CORE#___#07	CORE#___#08	CORE#___#09	CORE#___#10

BATCH
____
_
DATE:

		BLANK	DUPLICATE (DAUGHTER)		DUPLICATE (PARENT)			STANDARD		
IN										
Hole ID										
OUT	CORE#___#01	CORE#___#02	CORE#___#03	CORE#___#04	CORE#___#05	CORE#___#06	CORE#___#07	CORE#___#08	CORE#___#09	CORE#___#10

BATCH
____
_
DATE:

	DUPLICATE (DAUGHTER)				STANDARD		DUPLICATE (PARENT)			BLANK
IN										
Hole ID										
OUT	CORE#___#01	CORE#___#02	CORE#___#03	CORE#___#04	CORE#___#05	CORE#___#06	CORE#___#07	CORE#___#08	CORE#___#09	CORE#___#10

BATCH
____
_
DATE:

Empty Squares:
Collect sample bag and process through normal process

'Blank Squares'
Collect 500g of blank material Run through 2nd crusher and riffle once

Standard:
Collect a bag of standard material and label.

Duplicate(Parent):
collect sample bag and process as normal . After completion run the reject material through the riffle again to generate 2nd sample (the daughter sample)

Duplicate (Daughter):
Skip until duplicate (parent)

Figure 8.1: QC Sample Insertion Template (Prior to July 2023)

Control limits used to assess the batches prior to July 2023 are shown in Table 8.2 and Table 8.3 where:

•	Standard QC sample control limits were set based on its mean ±2 standard deviations;
•	Blank QC sample control limits were set based on ±5 % tolerance limits. A pure quartz sample was used as blank sample; and
•
Control limits of duplicate samples were set based on the grade of the primary mineral in the sample. The mineral that comprises more than 80 % of a sample is considered as the primary mineral in the sample, and ±4 % relative difference control limits were applied only to those primary mineral samples.

Table 8.2: Standard and Blank Control Limits Prior to July 2023
Sample Type	Mineral	Mean (%)	STD (%)	Lower Control Limit (%)	Upper Control Limit (%)
Standard	Polyhalite	98.47	0.39	97.69	99.25
	Halite	0.30	0.15	0.00	0.60
	Anhydrite	0.95	0.37	0.20	1.70
	Quartz	-	-	0.00	0.00
Blank	Polyhalite	-	-	0.00	5.00
	Halite	-	-	0.00	5.00
	Anhydrite	-	-	0.00	5.00
	Quartz	100.00	-	95.00	100.00

Table 8.3: Duplicate Sample Control Limits Prior to July 2023
Sample Type	Mineral	Grade (%)	Lower Control Limits	Upper Control Limits
Duplicate	Polyhalite, Halite & Anhydrite	>80	-4% Relative Difference Ratio	+4% Relative Difference Ratio
		<80	Ignored	Ignored

Since July 2023, QA/QC samples have been inserted by the ICL Boulby geology department at a rate of 3 in 25 (1 of each type) for full-core sampling and 4 in 25 (1 of each type) for half-core sampling. QA/QC materials are inserted in random positions and therefore blind to the laboratory.

Control limits for standard and blank samples used to assess the batches after July 2023 are shown in Table 8.4 and are based on:

•
Standard QC sample control limits were re-defined to improve the accuracy based on the significantly increased number of standard sample results in the database. New control limits were set to mean ±1, ±2, ±3 standard deviations. Mean ±3 STD limit was used as the “hard-limit” for accept/reject decisions of the batches, whereas mean ±1, ±2 STD limits were also set to identify any systematic error trends and potential continuous biases.

•
Blank QC sample control limits were set based on mean ±1, ±2, ±3 standard deviations calculated based on all the available blank sample analysis results. High purity quartz sample is used for blank samples. As with the standard sample limits, the mean -3 STD limit was set as the “hard-limit”, whereas mean ±1, ±2 STD limits have been set to identify systematic/continuous errors.

Table 8.4: Standard and Blank Control Limits Prior After July 2023
Sample Type	Mineral	Mean (%)	STD	Lower Control Limits (%)			Upper Control Limits (%)
				-1STD	-2STD	-3STD	+1STD	+2STD	+3STD
Standard	Polyhalite	98.38	0.29	98.09	97.80	97.51	98.67	98.96	99.26
	Halite	0.01	0.07	0.00	0.00	0.00	0.08	0.15	0.21
	Anhydrite	0.91	0.37	0.54	0.17	0.00	1.27	1.64	2.01
	Quartz			0.00	0.00	0.00	0.00	0.00	0.00
Blank	Polyhalite		0.81	0.00	0.00	0.00	1.54	2.35	3.16
	Halite		0.20	0.00	0.00	0.00	0.25	0.46	0.66
	Anhydrite		0.45	0.00	0.00	0.00	0.77	1.22	1.66
	Quartz	100.00	1.01	97.87	96.86	95.84	99.90	100.00	100.00

As a guide to detect systematic error trends and potential bias, Nelson Rules (a set of statistical tests used to evaluate the quality of data and to identify potential problems) were used and are shown in Table 8.5.

Table 8.5: Nelson Rules for Detecting Systematic Errors of Bias
Nelson Rules	Description
Rule 1	One point is more than 3 standard deviations from the mean
Rule 2	Nine (or more) points in a row are on the same side of the mean
Rule 3	Six (or more) points in a row are continually increasing (or decreasing)
Rule 4	Fourteen (or more) points in a row alternate in direction, increasing then decreasing
Rule 5	Two (or three) out of three points in a row are more than 2 standard deviations from the mean in the same direction
Rule 6	Four (or five) out of five points in a row are more than 1 standard deviation from the mean in the same direction
Rule 7	Fifteen points in a row are all within 1 standard deviation of the mean on either side of the mean
Rule 8	Eight points in a row exist with none within 1 standard deviation of the mean and the points are in both directions from the mean

Control limits for standard and blank samples used to assess the batches after July 2023 are shown in Table 8.6. Different control limits are used based on the grades of the primary minerals in the sample.

Table 8.6: Duplicate Sample Control Limits After July 2023
Sample Type	Mineral	Grade (%)	Lower Control Limits	Upper Control Limits
Duplicate	Polyhalite, Halite & Anhydrite	>80	-5% Relative Difference Ratio	+5% Relative Difference Ratio
		50-80	-10% Relative Difference Ratio	+10% Relative Difference Ratio
		20-50	-20% Relative Difference Ratio	+20% Relative Difference Ratio
		0-20	Ignored	Ignored

A summary of the results of the QA/QC analysis is contained in the following sections.

8.4.3.3          Standard Samples

The majority of the standard samples analysed fall between the upper and lower action limits. A total of 40 samples of the “pre-2023” standard QC samples (4.64 % of the total number of samples), and only 1 sample of “post-2023” standard (1.72 % of total) QC samples fall outside of the limits. These 41 samples were investigated individually. The samples which slightly failed on the limits were still accepted as the QC samples within the related batches were consistently accurate and slightly crossing the limits was considered as immaterial for these samples. Others falling further away from the limits were re-tested and the samples were visually inspected. When the samples were re-tested, they returned similar analytical results. During inspection of the samples it was identified that some contaminants were included in the standard samples (with contamination occurring during generation of the standard samples). Therefore, the results were assessed as acceptable, and the related batches were approved with the judgement being that contamination had not been introduced during the sample handling process or analysis of these batches. The bulk samples identified as being contaminated were disposed of to prevent their use in the future.

The overall failure rates are considered by the QP to be acceptable given the nature of the in-house (internally produced) standard sample. The overall accuracy of the analysed sample grades is considered by the QP to be reasonable.

The percentage of the samples falling within 1 standard deviation limits has increased from 52.44 % to 60.34% (compared to samples analysed before 2023) due to the continuous improvements that have been carried out in the Boulby laboratory and with the sample handling processes.

Standard samples from before and after July 2023 are shown in Figure 8.2 and Figure 8.3, respectively.

Figure 8.2: Standard Sample Results – Prior to July 2023

Figure 8.3: Standard Sample Results – After July 2023

8.4.3.4          Blank Sample Results

Commercially available high purity quartz samples were used as blank material. The mean quartz grade of the blank samples is used as the reference grade line for QC sample analysis.

The majority of the samples, fall between the reference grade and upper warning and action limits (83.33 % of pre-2023, and 86.88 % of post-2023 samples). Only 20 samples (2.30 % of the total samples) of the pre-2023 data set and none of the post-2023 samples fell outside of the lower action limit. These 20 samples were investigated individually. Samples with minor fails were still accepted since the rest of the QC samples within the related batches were consistently accurate and these slight fails were considered as immaterial for these blank samples. Other failures were both re-tested and visually inspected. As with the standard samples, when failed blanks were re-tested, they returned similar analytical results. Since the rest of the QC samples in the related batches showed no signs of contamination it was concluded that the contamination on the blank samples occurred during bulk preparation of those blank samples and had not affected the rest of the samples in the batches. The results were assessed as correct, and the related batches were approved. Identified contaminated blank sample bulks were disposed to prevent their use in the future.

A significant proportion of the samples (85.10%) are on the positive side of the reference line. A total of 13.45 % fell in between reference grade and -2 standard deviations. Based on this, the QP concludes the background levels of contamination in the laboratory environment are extremely low and if any contamination occurred in the samples during sample handling, it is not considered significant.

Blank samples from before and after July 2023 are shown in Figure 8.4 and Figure 8.5, respectively.

Figure 8.4: Blank Sample Results – Prior to July 2023

Figure 8.5: Blank Sample Results – After July 2023

8.4.3.5          Coarse Duplicate Samples

Analysis of the coarse duplicates demonstrated high precision with no evidence of systematic bias. While outliers were observed with higher relative difference ratios after analysis of low-grade mineral concentrations, their impact on the overall accuracy was assessed as minimal. Relative difference ratios and grade differences were within ±5 % limits for all minerals where sample pairs had grades of >80 % for the main mineral, and for the majority of sample pairs with grades of >50%. These results suggest the measurements, methods, and sample handling produce representative samples.

Relative difference plots and scatter plots for polyhalite are shown in Figure 8.6 and Figure 8.7, for anhydrite are shown in Figure 8.8 and Figure 8.9 and for halite are shown in Figure 8.10 and Figure 8.11.

Coarse Duplicate Samples - Precision
Relative Difference - Polyhalite
Relative Difference %
1.1
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
-0.1
-0.2
-0.3
-0.4
-0.5
-0.6
-0.7
-0.8
-0.9
-1
0
10
20
30
40
50
60
70
80
90
100
Parent Sample Grade
Relative Diff
+5%
-5%
+10%
-10%
+20%
-20%

Figure 8.6: Relative Difference of Coarse Duplicates - Polyhalite

Figure 8.7: Scatter Plot of Coarse Duplicate - Polyhalite

Figure 8.8: Relative Difference of Coarse Duplicates - Anhydrite

Figure 8.9: Scatter Plot of Coarse Duplicate - Anhydrite

Figure 8.10: Relative Difference of Coarse Duplicates - Halite

Figure 8.11: Scatter Plot of Coarse Duplicate - Halite

8.5	QP Opinion

The sample security measures, the sample preparation procedures and the analytical methodology covering the exploration period of samples used for Mineral Resource estimation were designed to act as a clear pathway from drill to laboratory, to avoid sample mixing or contamination during sample handling or preparation and to avoid gross errors in sample analysis. For samples analysed prior to 2021, some QA/QC procedures were not included that would have helped monitor assay accuracy, precision, and contamination, namely reference samples, duplicate samples or blank samples that would normally have been submitted alongside exploration samples as part of the sample stream. These were partly the result of the unique nature of polyhalite and the lack of certified materials for the elements under investigation.

A review of procedures identified these gaps in QA/QC and a halt was placed on sample analysis until a more robust procedure was implemented. Work in the intervening time was completed to identify and test suitable material for use as blank samples for monitoring contamination and for standard reference materials to monitor accuracy. In addition, a system of sample duplicate analysis for monitoring precision was introduced. Analysis of exploration drill samples at the Boulby laboratory restarted, and check analysis of samples collected from before 2021 was undertaken by ICL Boulby using the updated QA/QC programme. No significant issues were identified with the re-analysis.
In the opinion of the QP, the standard operating procedures used for the sample security, sample preparation and analysis are generally robust and well managed.

The limited QA/QC support for the exploration data from before 2021 has been addressed with the introduction of a suite of QA/QC samples alongside all data submitted for analysis. Results of this QA/QC sample analysis show the Boulby laboratory suffers few issues with contamination, accuracy, or precision.

It is therefore the QP’s opinion that the limited suite of QA/QC samples for some of the pre-2021 exploration database is not significant given the results of the re-analysis of the pre-2021 samples.

The QP considers the drilling and sampling procedures used by ICL Boulby are reasonable and adequate for the purposes of estimating Mineral Resources. The QP does not know of any drilling, sampling, or recovery factors that would materially impact the accuracy and reliability of results that are included in the database used for estimating Mineral Resources.

9	DATA VERIFICATION

9.1	Site Visits

The QPs visited the Boulby mine on January 16, 2025. The visit included an underground inspection of polyhalite mineralisation, review of underground drilling and sampling methods, the sample preparation facility and laboratory and technical services. The QPs found the data collection methods used by ICL Boulby to be appropriate. Further data verification procedures are detailed in the following sections.

9.2	Drillhole Database

Prior to early 2023, primary data such as logging, sample numbers and drillhole surveys were recorded in paper copies. These were manually transcribed into the cloud-based database “PIM360” and/or a GeoData SQL/MS Access database. Prior to being written into the databases, data was subject to error and validation routines which prevent data being entered in an incorrect format. Starting from early 2023, data has been recorded using custom visual basic user forms (internally designed “GO LOGGING”, version 3.73) in Excel with data validation routines and then, automatically transferred into the main database if data passes pre-set automated validation rules and measures set to prevent inconsistent data entries.

Drill core samples are entered into a laboratory information management system built using the PIM360 database which tracks samples and QA/QC through the process. ICL Boulby laboratory staff and geologists review the QA/QC sample performance and only satisfactory samples are released for Mineral Resource estimation. The QA/QC sample performance is also reviewed, and only satisfactory sample batches are released for Mineral Resource estimation.

The exploration database was reviewed by ICL Boulby geologists prior to export Micromine Origin 2024.5 mining software to identify and correct any errors or logging inconsistencies prior to data extraction for resource modelling. The data is held in three databases; drillhole, channel and probe-hole data. Data verification routines by ICL Boulby are common for all three databases and included:

•	Collar files:
o	Collar coordinates were checked to validate their positions against existing borehole traces drawn in AutoCAD using custom planning and plotting scripts.
o	End of hole depths were checked.
o	Provisional collars, and collars of the holes that have no assay and logging data were deleted.
•	Survey files:
o	Surveys of the holes that had no assays and logging data were deleted.
o	Checks were made that there were no downhole surveys beyond the total hole depths.
o	Surveys exceeding allowed deviation limits were checked then fixed, deleted or kept as they were, based on individual assessment.
o	Checks were made for any negative azimuth or depth values.
•	Assay files:
o	Overlapping intervals were checked.
o	Lithology/assay consistencies were checked.
o	Checks were made that no assays were out of the limits of 0 – 100%.
o	Checks that “From”-”To” values were correct and in the correct order.
o	Checks were made that no missing or zero-length intervals were present.
o	Mineral grades of 0 % were replaced with a value of 0.5% (precision level of QXRD).
o	Elemental grades of 0 % were replaced with a value of 0.01%.
o	Duplicated records were removed.
•	Lithology files:
o	Overlapping intervals were checked.
o	Consistencies of lithology coding and occurrence of any typo were checked.
o	Checks that “From”-”To” values were correct and in the correct order.
o	Checks were made that no missing or zero-length intervals were present.

In addition, the QP carried out independent verification of the exploration databases. The review included, but was not limited to, the following steps:

•	Verification that collar coordinates coincide with underground workings.
•	Ensuring each drillhole collar recorded has valid XYZ coordinates.
•	Ensuring collar coordinates are inside expected limits.
•	Ensuring collar coordinates are reported to an expected accuracy.
•	Checking for the presence of any duplicate drillhole collar IDs or collars with duplicate collar coordinates.
•	Ensuring all holes have valid downhole surveys or at least a recorded start bearing and dip.
•	Verification that downhole survey azimuth and inclination values display consistency.
•	Ensuring all downhole survey bearing and dip records were within expected limits.
•	Checking for the presence of any unusually large changes in dip and/or bearing in downhole survey records that may indicate the presence of typographic errors.
•	Check for overlapping sample intervals.
•	Check for duplicate sample intervals.
•	Identify sample intervals for which grade has been recorded that have excessive length which may indicate composite samples or typographic errors.
•	Assessing for inconsistencies in spelling or coding (typographic and case sensitive errors) of BHID, hole type, lithology etc. to ensure consistency in data review.

No significant issues were identified by the QP with the drillhole databases during the verification process.

9.3	QP Opinion

The data verification procedures confirm the integrity of the data contained in the drillhole databases and the QP is of the opinion that the database is suitable for use in Mineral Resource estimation.

10	MINERAL PROCESSING AND METALLURGICAL TESTING

Processing of polyhalite is undertaken at the Boulby processing plant and involves crushing and screening to produce polyhalite based products. The processing behaviour of the material and production of final product streams is well documented. Production data indicates there is no significant variability in amenability of the polyhalite to processing.

10.1	Feed Grade and Final Product Grade Relationship

The process of crushing and screening of the material results in preferential segregation of minerals due to their differing physical properties. Daily feed grades are regularly monitored using an XRF analyser and work is being undertaken by ICL Boulby to better identify halite and other impurities at the mining face.

Production data comparing estimated ROM head grade (K2O %) and final product grade (K2O %) for standard and granular products are shown in Figure 10.1.

95% ROM vs Product K2O
Product K2O %
Est ROM K2O %
y = 0.6709x + 4.8994
y = 1.2289x - 3.4602
Standard
Granular
Linear (Standard)
Linear (Granular)
17
16
15
14
13
12
11
10
10
11
12
13
14
15
16

Figure 10.1: Comparison of ROM Head Grade and Final Product Grade (% K2O)

While the crushing and screening operation is very straightforward (100 % metallurgical recovery to products), there is preferential segregation of minerals depending on their physical properties, and Granular products are slightly upgraded while Standard products are slightly downgraded, both by an average of 0.3 – 0.4 %K2O. This is due to the halite being softer and therefore reporting as finer crushed material to the Standard product.

This is confirmed by analysis of chlorine (from NaCl) in the final products (Figure 10.2) where on average, chlorine in granular products reduces by 2.8 % Cl while chlorine in standard products increases by 2.3 % Cl relative to the ROM ore.

Figure 10.2: Comparison of ROM Head Grade and Final Product Grade (% Halite)

All other information on the mineral processing of polyhalite mineralisation is contained in Section 14 (Processing and Recovery Methods).

11	MINERAL RESOURCE ESTIMATES

11.1	Summary

The Mineral Resource estimate for the Boulby mine is for the Zone 1 area. The Mineral Resource model was produced by ICL Boulby and reviewed by the QP. The review confirmed the model was completed to a standard deemed acceptable to WAI and in accordance with SEC definitions.

Mineral Resource estimation was undertaken using Micromine Origin 2024.5 mining software. Assay results from underground exploration drillholes were used in the Mineral Resource estimate while face sampling and grade control drilling were used to aid the geological modelling of the polyhalite seam.

Exploration data was used to generate top and base of seam surfaces for polyhalite domains and footwall, hanging wall and mid seam waste units using semi-implicit modelling. Surfaces were combined to create solid volumes that formed the constraints of a sub-domained bock model that acted as the base for the Mineral Resource estimate. The P2 and P3 polyhalite seams were further sub-domained into halitic, anhydritic and high grade zones based on assessment of polyhalite:anhydrite, polyhalite:halite and anhydrite:halite ratios in exploration data samples. A separate sub-domain, Poly-East was created with polyhalite split into high- and low-grade subdomains for a total of eight sub-domains to control sample selection and grade estimation.

Variograms were generated on a seam basis (P2 and P3 polyhalite) after assessment for grade capping and Quantatative Kriging Neighbourhood Analysis (QKNA) was used for optimisation of estimation parameters. Orientation of search ellipses during grade estimation was controlled by dynamic anisotropy after assessment of local variation of seam dip.

Grade estimation was carried out for K, Ca, Mg, Na, Cl and SO4. Estimation was primarily carried out using ordinary kriging for the P2 and P3 polyhalite domains across the majority of the deposit. Inverse Distance Weighted (squared) was used for grade estimation in the Poly East domain due to the limited and unevenly spaced data in this area. Estimated grades were validated by visual, statistical, and graphical means on a global and local basis prior to tabulation of the Mineral Resource estimates. Reconciliation data indicates the resource model performs well when compared to annual plant production data.

Mineral Resources have been classified in accordance with S-K 1300 and were determined primarily on kriging efficiencies and variance determined during grade estimation with additional consideration of drillhole spacing, estimation parameters (including estimation search radius dimensions), assessment of geological and grade continuity, survey spacings, evidence from nearby mining and assessment of data quality. No Measured Mineral Resources were classified primarily due to a lack of closely spaced drillholes (needed to predict variation in salt content, polyhalite grade and seam position on a production panel basis) and limitations in sampling methodology prior to 2017. Assessment for the classification of Indicated Mineral Resources generally began with outlining areas where the majority of blocks had a kriging efficiency of 0.4 - 1.0 with further consideration of other material factors before final classification. Where grade estimation was not carried out by kriging, Indicated Mineral Resources were generally defined within 100 m of data points with a small area defined up to 150 m from data points in the N25E area after consideration of confidence in geological and grade continuity. Remaining areas were classified as Inferred Mineral Resources and these included areas in which the seam position or grade were deemed difficult to predict.

The overall polyhalite seam model was restricted to areas deemed to have expectations of economic extraction. Mineral Resources consist of a 6-meter-thick horizon produced using a Mineable Shape Optimiser (MSO) and optimized for grade (% K) whilst ensuring mining operations are matched to achievable gradients for excavation. Mineral Resources (and Mineral Reserves) are reported using a cut-off grade of 10.0 % K (or 12.0 % K2O equivalent), which reflects the current ability to blend, homogenize and upgrade material as part of mine sequencing and processing. K2O is an equivalent value calculated from the estimated K based on atomic mass and ratio of K in the compound K2O. The factor used is K2O = K x 1.2046. Polyhalite, halite and anhydrite are theoretical values calculated from the elemental analysis under the assumption that all elemental K is contained within polyhalite

The Mineral Resource statement for the Boulby mine is presented in Table 11.1.

Table 11.1: Summary of Mineral Resources for the Boulby Mine – December 31, 2024
Classification	Tonnes (Mt)	Grade (% K2O)
Measured	-	-
Indicated	39.8	13.6
Measured + Indicated	39.8	13.6
Inferred	11.5	13.5
Notes:
1.	Mineral Resources are being reported in accordance with S-K 1300.
2.	Mineral Resources were estimated by ICL Boulby and reviewed and accepted by WAI.
3.	The point of reference of Mineral Resources is on an in-situ basis and are exclusive of Mineral Reserves.
4.	Mineral Resources are 100% attributable to ICL Boulby.
5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Resources are estimated using a cut-off grade of 12.0% K2O equivalent and comprise a 6m thick horizon.
7.	Mineral Resources are estimated using an average dry density of 2.77 g/cm3.
8.	Mineral Resources are estimated using a metallurgical recovery of 100%.
9.	Mineral Resources are estimated using a two-year average product price of $205/t FOB and an exchange rate of £0.79 per U.S. dollar.

11.2	Database

Assays from LHD and sub-vertical exploration drillholes were used for Mineral Resource estimation. Data gathered from grade control probe holes has not been used for grade estimation due to the semiquantitative nature of recording grades. These data were used for geological modelling only (i.e., base and top of seam positions) along with face sample data and 3D seismic data.

11.3	Domaining

Drillhole data within the polyhalite domain was composited downhole with a stratigraphic limitation to ensure seam boundaries were respected. Samples were composited on 3 m intervals.

Due to the varying dip of the LHD with respect to the sub-horizontal seam dip, a true thickness for each composited interval was calculated by measuring perpendicular distances of the top and bottom co-ordinate of each sample to the top and base of the seam that the sample was located in. The difference in distance from top of sample to roof of seam and base of sample to base of seam were stored as the true thickness of each sample primarily for use in weighting during grade estimation.

A semi-implicit modelling method was used to generate top and base of seam surfaces. These surfaces were subsequently combined to create 3D solids to act as a basis for generation of the model.  Modelling of seams above and below the main P3 polyhalite horizon in which mining takes place was carried out to help visualise and understand the influence of local structures by observing the deformation and displacement seen in these seams.  The modelled seams are listed in Table 11.2.

Table 11.2: Seams Modelled
Brotherton Dolomite	P1-Polyhalite	Poly South
Z2-Anhydrite	P2-Polyhalite	Poly East
Z2-Halite	P3-Polyhalite	FW-Anhydrite
P1-Anhydrite (Mid-Seam)	P3-Glauberite (Mid-Seam)	Kirkham Formation

For each seam, roof co-ordinates were generated at each downhole logging interval with additional points added along sections parallel to longholes and between longhole sections. These additional points honour trends seen in the 3D seismic survey along the main seam horizon. In areas where drillholes have not reached and intersected specific horizons, interpretation has been completed using offsets from nearby holes and trends seen in seams that have been intersected. Face samples have been used to define the transition from the P2- to P3-Polyhalite seam.

The base of seams was generated after combining all points of the roofs of underlying horizons, this may be more than one seam. For example, the P2-Polyhalite has been used as the base of the P1-Polyhalite but a combination of the base of P3-Polyhalite and the FW-Anhydrite have been used as the base of the P2-Polyhalite with the FW-Anhydrite used where the P3-Polyhalite has pinched out.

Once all surfaces were generated, the top and base of seam surfaces for each seam were used to generate seam solids for further processing. An example of a west-east section and isometric view of the final seam interpretation is shown in Figure 11.1 and Figure 11.2.

FW-Anhydrite
P3-Polyhalite
P2-Polyhalite
Z2-Halite
Z2-Anhydrite
Brotherton
Dolomite
P1 Anhydrite
(Mid-seam)
Poly East
Kirkham Form.
1,250Z
1,000Z
750Z
477,000X
478,000X
479,000X
480,000X
481,000X

Figure 11.1: Example West-East Section (looking North) of Final Seam Solid Model

Figure 11.2: Isometric View (looking Northwest) of Final Seam Solid Model

Sub-domaining has been carried out to split the main P3-Polyhalite horizon into three domains which are spatially isolated by anhydritic ridges. These three sub-domains are also thought to be distinct from each other chemically and this is undergoing further investigation. The three sub-domains are:

•	Main-Polyhlite: The main polyhalite seam has been mined since commencement of polyhalite operations. The characteristics, depositional sequence and nature of deposition of this are well understood.
•	Poly-East: Shares common characteristics with the main P2- and P3-Polyhalite but is overlain by anhydrite rather than the P1_Polyhalite. K grades also show higher variability than the Main Polyhalite.
•
Poly-South: The extents of this domain remain open and has been intersected by only a few deflections of a single longhole. This shows similar properties with the Main P3 and Poly-East domains with higher K variability than both albeit from a smaller data set.

The location of these domains is shown in Figure 11.3. The Poly-South is not considered in this Mineral Resource estimate due to a lack of sufficient data.

Figure 11.3: Isometric View (looking Northwest) of Location of Three Main Sub-Domains with Respect to Current Mine Workings

The P3-Polyhalite has been further sub-domained with respect to the grade population of elemental potassium. A review of K grades indicated two separate grade populations around an inflection point of 9.75 %K. Inspection of the variation spatially highlighted a lower grade zone in the northeast part of the P3-Poly domain. However, consideration was also given to which dilutant, halite or anhydrite, was prevalent before definition of the final sub-domains.

Polyhalite:halite and polyhalite:anhydrite ratios were investigated at varying thresholds. Ratios were selected that resulted in reasonably continuous low-grade polyhalite domains consistent with the overall seam trend.  As a result, two lower grade and one higher grade sub-domains were modelled:

•	Halitic P3-Poly: Generally located near the upper levels of the P3-Polyhalite and defined where polyhalite:halite ratio is ≤15.
•	Anhydritic P3-Poly: Generally located near the lower levels of the P3-Polyhalite and defined where the polyhalite:anhydrite ratio is ≤11.
•	HGrade P3-Poly: The high grade polyhalite domain where dilution by halite and anhydrite is minimal.

The overall extents of these domains are shown in Figure 11.4. A separate zone, Glauberite, is modelled as a separate seam where possible.

Figure 11.4: Plan Views of the Spatial Extents of High Grade Polyhalite (red) with Respect to Anhydritic Poly (purple) and Halitic Poly (green) Domains

The P2-Polyhalite was sub-domained with respect to ratios of halite and anhydrite against polyhalite:

•	Halitic P2-Poly: Defined where polyhalite:halite ratio is ≤4.
•	Anhydritic P2-Poly: Defined where the polyhalite:anhydrite ratio is ≤4.
•	HGrade P2-Poly: The high-grade polyhalite domain where dilution by halite and anhydrite is minimal.

These zones are shown in Figure 11.5.

Figure 11.5: Plan View of Spatial Extent of P2-Polyhalite High Grade (red) Anhydritic (purple) and Halitic (green)

The Poly-East domain was investigated in a similar manner but, due to the limited data available, domaining was limited to high and low grade polyhalite domains only. The low-grade zone was a combination of both the halitic (where polyhalite:halite ratio was <5) and anhydritic poly domains (where the polyhalite:anhydrite ratio was <9.5). The extents of these domains are shown in Figure 11.6.

525000 N
522500 N
475000 E
477500 E
480000 E
Y
X
Z

Figure 11.6: Plan View of Spatial Extent of Poly-East High Grade (red) and Low Grade (green)

A total of eight polyhalite subdomains were created for estimation control:

•	P3-Polyhalite Domain:
o	P3-Poly-HGrade
o	P3-Poly-Anhydritic
o	P3-Poly-Halitic
•	P2-Polyhalite Domain:
o	P2-Poly-HGrade
o	P2-Poly-Anhydritic
o	P2-Poly-Halitic
•	Poly-East Domain:
o	Poly-East-HGrade
o	Poly-East-LGrade

Wireframe definition of these subdomains was carried out using implicit modelling with structural trend surfaces linked to the base of the host seams.

11.4	Geostatistics

The requirement for grade capping was considered on a sub-domain basis by assessment for outlier grades using cumulative frequency plots, probability plots, minimum values within a zone of coherent points in relative nugget versus top cut plots, change in coefficient of variation (CV) versus top-cut, change in slope on Mean vs Top-cut plot and histograms. An example of this is shown in Figure 11.7.  Assessment was carried out for all variables to be estimated (K, Na, Mg, Ca, Cl, SO4) but not all variables were assessed to require capping.  Notably, K was not capped in the P2-Poly domains or the Poly-East domains. Samples selected for capping were visualised to ensure that they did not form a distinct higher-grade domain.

Figure 11.7: Example of Top-Cut Assessment for K in P3-Poly-Halitic Subdomain

Boundary analysis was carried out to assess the nature of the sub-domain boundaries for sample selection during estimation. The majority of boundaries were considered to be hard. Several listed below were considered to be soft with sample selection for estimation allowed across them:

•	P3-Poly-HGrade to P3-Poly-Halitic
•	P3-Poly-Anhydritc to P2-HGrade
•	P3-Poly-Halitic to P2-HGrade
•	P2-Anhydritic to P2 Halitic

Variography was initially attempted on a sub-domain basis but due to lack of sample pairs variography was eventually limited on a whole seam basis instead. During this process, samples within the seams that were logged wholly as dilutants (anhydrite, halite etc) were filtered out. For each seam a minimum true thickness filter was also applied before variogram generation. Directional variograms were modelled for all variables to be estimated using two or three structures with nuggets generally less than 10 % in the P3-Polyhalite and 15-25 % in the P2-Polyhalite. An example is shown in Figure 11.8 for K in the P3-Polyhalite. Cross validation of variogram models was carried out to ensure performance during estimation was optimal and conditional bias was minimised.

Figure 11.8: Variogram Models for K in P3-Polyhalite

11.5	Block Model

Final domain wireframes were filled with blocks as a basis for grade estimation. Block dimensions were set to a quarter of the variogram ranges. Parent block sizes were therefore set to 75 m x 150 m x 2 m with subblocks to 5 m x 10 m x 5 m for accurate fill against wireframe boundaries. The model was rotated around the Z axis by 76° to align with continuity demonstrated by variography. The long axis of the blocks was aligned towards 076°.

Model extents were restricted by a polygon representing the SQZ limits and is considered the boundary limit assumed to be stable for mining purposes.

The model was coded appropriately for control of estimation, assignation of density and for, reporting purposes, for sub-block location relative to stratigraphic layer, mined out areas, sterilised areas (i.e for infrastructure protection and gas filled exploration holes) and remnant pillars.

11.6	Density

Density values were calculated post estimation based on weighted averages of polyhalite, anhydrite and halite percentages within each block. Mean density values were used for this calculation as shown in the equation below.

This equation was based upon analysis of approximately 100 drill core samples where density was measured by the Archimedes method (in saturated brine) and then also calculated by assessment of assayed polyhalite, halite and anhydrite. The two methods gave comparable results for individual sample intervals with an average difference of <0.02 g/cm3 which is 0.5 % of an average measured density of 2.77 g/cm3.

11.7	Grade Estimation, Validation and Reconciliation

Search parameters were optimised using Quantitative Kriging Neighbourhood Analysis (QKNA). The search parameters providing the highest kriging efficiencies and lowest kriging variances were chosen. The number of sectors required to be filled during estimation, the minimum and maximum number of samples etc. were set high enough to provide high efficiencies, but low enough to avoid unnecessary sectoring and an unnecessarily high number of samples going into estimation which would lead over-smoothing, the use of irrelevant samples and which would introduce noise in the estimation. Estimation was carried out on a multi pass approach with blocks not estimated on the first pass taken forward for estimation with larger search radii and/or less restrictive search parameters.

Search radii were set based on QKNA analysis and search neighbourhood analysis as factors of the variogram ranges of the longest axis. First pass estimation radii were set at the range of 80 % of the total sill for P2 and P3 and 95 % for Poly-East. Second pass estimation were set at the range of 95 % of the total sill for P2 and P3 and 100 % for Poly-East. Third pass estimation was set at twice the radii used during pass two for all domains. Search ellipsoids were controlled locally using dynamic anisotropy based upon structural trends for local variation of seam dip and dip direction.

Search parameters used for all variables for the three domains are shown in Table 11.3.

Table 11.3: Search Parameters for Grade Estimation
Domain	Radius	Factor 1	Factor 2	Factor 3	Sector Strategy	Max Samp per Sector	Min Samp (total)	Min Holes
P3 Poly
Run 1	310	1	0.50	0.02	Quadrants	5	6	2
Run 2	460	1	0.50	0.02	Quadrants	5	6	2
Run 3	920	1	0.50	0.02	Quadrants	5	2	2
P2 Poly
Run 1	250	1	0.92	0.02	Quadrants	5	6	2
Run 2	500	1	0.92	0.02	Quadrants	5	6	2
Run 3	1000	1	0.92	0.02	Quadrants	5	2	2
Poly East
Run 1	200	1	0.90	0.02	Quadrants	5	4	2
Run 2	450	1	0.90	0.02	Quadrants	5	4	2
Run 3	900	1	0.90	0.02	Quadrants	5	2	2

Grade estimation for all variables in the P2- and P3-Polyhalite subdomains was carried out using ordinary kriging. In the Poly-East domain, grade estimation was carried out using inverse distance weighting for all variables due to the limited amount of unevenly spaced data. Grade estimation was carried out into parent blocks with discretisation set to 5 x 7 x 4.

Validation of grade estimates against input data was carried out visually in sectional and plan views, statistically by domain and graphically using swath plots.

A statistical comparison of sample grade and estimated block grades for K across all domains is shown in Table 11.4. The P2 anhydritic seam shows variation between block and composite drillhole grades reflective of limited data in this subdomain.

Table 11.4: Comparison of K in Input Sample Data and Estimated Blocks by Domain
Domain	Element	Sample Mean	Block Mean	Absolute Difference	% Absolute Difference
P2 Anhydritic	K	4.8	5.3	0.5	10.4
P2 HGrade	K	10.9	10.9	0	0.0
P2 Halitic	K	6.9	7.1	0.2	2.9
P3 Anydritic	K	9.9	10.1	0.2	2.0
P3 HGrade	K	11.9	11.8	-0.1	-0.8
P3 Halitic	K	10.5	10.6	0.1	1.0
Poly East HGrade	K	11.4	11.4	0	0.0
Poly East LGrade	K	9.9	9.9	0	0.0

Example swath plots for P3 polyhalite are shown in Figure 11.9. An example section of visual validation is shown in Figure 11.10.

Figure 11.9: Example Swath Plots for P3-Polyhalite

< 5.00
5.00 to 7.00
7.00 to 8.00
8.00 to 9.00
9.00 to 10.00
10.00 to 11.00
11.00 to 12.00
>= 12.00
K%
20 0 20 40 60 80m

< 5.00
5.00 to 7.00
7.00 to 8.00
8.00 to 9.00
9.00 to 10.00
10.00 to 11.00
11.00 to 12.00
>= 12.00
850Z
826Z
10 0 10 20 30 40m

Figure 11.10:  Example Visual Validation of Estimated K grade and Input Drillhole Composite Data

Reconciliation was carried out against production data from mine hoist and process plant data to test the performance of the Mineral Resource model. As no grade sampling is in place during hoisting, production grades have been back calculated from product data. This calculation is for weighted grade of granular, standard, mine and float products. This calculation (“product”) has been used during reconciliation for comparison against face sample grades and block model data. For this, the model was constrained using 3D wireframes of mined out areas for the period considered in the review.

K2O grades of the block model, face sample (chip and channel) samples and product were compared and the deviations in between them were assessed (Figure 11.11).

The annual deviation of K2O grades between the block model and product was estimated as a maximum of 3.1 % with an average of 1.48%. This corresponds to 0.42 % and 0.20 % absolute K2O grades respectively (Figure 11.12).

The annual deviation of K2O grades in between block model and chip channel samples was estimated as a maximum of 4.12 % with an average of 2.22%. This corresponds to 0.56 % and 0.30 % absolute K2O grade deviations respectively (Figure 11.13).

Both maximum deviations are less than the lower detection limits (where 0.5 K, corresponds to 0.6 K2O) of the analytical method used.

Figure 11.11: Summary of Annual Reconciliation

Figure 11.12: Summary of K2O Deviation Model vs Product on Annual Basis

Figure 11.13: Summary of K2O Deviation Model vs Chip Sample on Annual Basis

On a monthly comparison, the maximum K2O deviation ratio was estimated at 8.7%, and the average deviation ratio was measured as 3.0%, corresponding to 1.16 % and 0.41 % absolute K2O grade deviations respectively (Figure 11.14).

Figure 11.14: Summary of K2O Deviation Model vs Product on Monthly Basis

In assessing tonnage reconciliation, deviations vary between 4.2 % and 15.2%. The average annual deviation is 8.3% (equating to 72,500 tonnes per year), and the cumulative deviation between start of 2020 and April 2024 is 9.6% (equating to 362,000 tonnes). This is summarised in Figure 11.15 and Figure 11.16.

The deviations are thought to be either density related or a result of missing mine-surveys (i.e. missing volume) related or a combination of both factors.

The tonnages calculated from block model and volume x density are closest between 2020 and 2023.  It is considered unlikely there are missing mine-surveys in all four years implying a density-related inconsistency. However, the high accuracy seen for 2024 tonnages implies the opposite, that variance is due to missing surveys (probably missing milling areas) inconsistencies within those four years.

To investigate this, periodic density measurements will be taken by ICL Boulby to improve the accuracy of the densities for each mining block. Missing volumes will also be investigated, and any areas that have been mined but could not be surveyed in underground will be listed to account for in the future reconciliations.

Figure 11.15: Summary of Tonnage Reconciliation on Annual Basis

Figure 11.16: Summary of Tonnage Deviation Block Model vs Product on Annual Basis

In the opinion of the QP, the reconciliation results indicate reasonably high accuracy and precision of the estimated grades of the block model and support the Mineral Resource classification as described below.

11.8	Mineral Resource Classification

The Mineral Resource classification methodology was reviewed by the QP considering the confidence in the drillhole data, the geological interpretation, geological continuity, data spacing and orientation, spatial grade and thickness continuity and confidence in the Mineral Resource estimation. A summary of which is provided below.

The Boulby deposit exhibits laterally extensive polyhalite mineralization with strong geological continuity over large distances. Mineral Resources are classified into Indicated and Inferred categories in accordance with the SEC definitions. For areas classified as Indicated Mineral Resources, the QP considers the level of confidence is sufficient to allow appropriate application of technical and economic parameters to support mine planning and to allow evaluation of the economic viability of the deposit.

The Mineral Resources were estimated in conformity with the SEC S-K 1300 regulations, and all Mineral Resource estimates presented in this TRS have been classified within the meaning of the SEC definitions.

Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource estimates.

11.8.1	Mineral Resource Classification Criteria

Mineral Resources were categorized primarily on kriging efficiencies and variance determined during grade estimation with additional consideration of drillhole spacing, estimation parameters (including estimation search radius dimensions), assessment of geological and grade continuity, survey spacings, evidence from nearby mining and assessment of data quality. A general classification was first assigned to the blocks based on the following conditions

•	Blocks estimated by ordinary kriging:
o	Indicated: Zones where majority of blocks have kriging efficiency between 0.4 and 1.0
o	Inferred: Zones where majority of blocks have kriging efficiency between 0.0 and 0.4
•	Blocks estimated by inverse distance weighting in Poly East – Northern area
o	Indicated: Up to 100m from data points or 150m away from holes towards NNE
o	Inferred: Up to 50 away from the indicated border
•	Blocks estimated by inverse distance weighting in Poly East – Southern area
o	Indicated: Up to 150m from data points towards NNE
o	Inferred: Up to 180 away from the indicated border

Further refinement of the classification was then carried out with consideration of:

•	Drillhole spacing
•	Search pass during estimation
•	Downhole survey spacing
•	Assessment of geological and grade continuity
•	Evidence of geological and grade continuity based on mined out areas
•	Data representativity and data quality
•	Kriging efficiency
•	Kriging variance

Blocks outside of classification limits were coded as potential for further quantification and assessment. All blocks falling outside the interpreted limits of the SQZ were left unclassified.

No Measured Mineral Resources were classified. The QP is of the opinion a lack of close spaced sample points that would allow better prediction of variation in halite content on a production panel by panel basis precludes the estimation of Measured Mineral Resources at this time. The QP is of the opinion that an Indicated classification for the areas outlined was deemed appropriate even without robust QA/QC for some of the drillhole database because of good reconciliation of the model against production data on an annual basis. The QP is of the opinion that the limits of Inferred Mineral Resources are reasonable based upon interpretation of continuity of the polyhalite seam from the 3D seismic survey and structural features identified from that, and from wide spaced drill data.

The final extents of the Indicated and Inferred classification as shown in the model before applying mining depletion are shown in Figure 11.17. Plan views of parameters considered during classification are shown in Figure 11.18 and Figure 11.19.

Figure 11.17: Mineral Resource Classification

Figure 11.18: Plan Views of Kriging Efficiency (left) and Kriging Variance (right)

Figure 11.19: Plan Views of Number of Drillholes Used in Estimation (left) and Search Pass for Grade Estimation (right)

The Mineral Resource classification methodology and associated data were reviewed by the QP. The QP is satisfied that the classification is appropriate based on the data available and the geological information and knowledge.

11.9	Depletion

Mineral Resources were depleted by a mine survey dated December 31, 2024.

11.10	Prospects of Economic Extraction for Mineral Resources

A Mineable Shape Optimiser (MSO) was used to define optimum (based upon estimated potassium content) 6 m thick sections through the polyhalite block model. This height equates to the maximum possible mining thickness (including milling) that can be achieved in the polyhalite. Appropriate mining parameters, including a restriction on mining gradient were used as input to the MSO process. As is not uncommon for industrial minerals, the commodity price is not always applied, and the cut-off grade is rather based on the geological/mineralogical properties and processing efficiency to produce the required specification of product. Notwithstanding, an average product price of US$205/t Free on Board (FOB) is reflected in the Company economic evaluation of the operation to determine prospects of economic extraction.

After selection of optimum mining horizons using the MSO, a cut-off grade was used to further limit Mineral Resources. A cut-off grade of 10.0% K (equivalent to 12.0% K2O) was applied. This cut-off grade is used as a lower cut-off for selection of material that can be processed to achieve a final product.

Plant feed grade is estimated by calculating a tonnage weighted average of the final products streams. Analysis of this data shows that to achieve a moving average granular product grade of 13.5 - 14.2% K2O, a plant feed grade (and hence run of mine grade) of 13.2% K2O is required over a 30-day moving average.

Mining by ICL Boulby typically takes place for three different areas simultaneously which allows for a crude blending of material to occur, mainly at belt transfer points where streams of material coalesce. This allows grades lower than 13.2% K2O to be mined provided that other mining areas are at a higher grade. The cut-off grade of 12.0% K2O used for the Mineral Resource estimate was determined by considering the minimum possible grade that could be mined and homogenised by the current system if a lower grade area was balanced by two mining areas that had average and reasonably higher than average grade. This approach is in line with the observations of current practices, reconciliation of plant data and typical grade variation of the mining panels during day-to-day production.

Mineralisation considered to be non-recoverable due to being in pillar areas or other sterilised zones was excluded from the Mineral Resource estimate.

11.11	Mineral Resource Statement

The Mineral Resources have been estimated in compliance with the Securities and Exchange Commission requirements (SEC, 2018) and are reported in accordance with S-K 1300 regulations. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The QP considers, the Mineral Resource estimates presented in this TRS are a reasonable representation of the mineralisation at the Boulby deposit given the current level of sampling and the geological understanding of the deposit. The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant technical and economic factors that would materially affect the Mineral Resource estimate.

As of December 31, 2024, ICL Boulby had 51.3 Mt of Mineral Resources compared to 48.2 Mt as of December 31, 2023, an increase of 6.4 % mainly due to exploration drilling and partially offset by conversion to reserves.

11.12	Risk Factors That Could Materially Affect the Mineral Resource Estimate

The Mineral Resource estimate is well-constrained by three-dimensional wireframes representing geologically realistic volumes of mineralization. A review of the drillhole assays showed the wireframes represent suitable domains for Mineral Resource estimation. Grade estimation has been performed using an interpolation plan designed to minimize bias in the estimated grade models. Mineral Resources are presented at a cut-off grade and are further constrained by applying a MSO to define optimum (based upon estimated potassium content) 6 m thick sections through the polyhalite block model. Taken together, these two constraints constitute reasonable prospects for economic extraction. Possible risk factors mainly relate to geological variability including thinning of the polyhalite seam due to occurrence of anhydrite layers. This is managed by ICL Boulby through exploration drilling programmes.

12	MINERAL RESERVE ESTIMATES

12.1	Summary

The Mineral Reserves estimate for Boulby mine is for the Zone 1 area. The Mineral Reserve estimate was produced by ICL Boulby and reviewed by the QP. The review confirmed the Mineral Reserve estimate was completed to a standard deemed acceptable by WAI and in accordance with SEC definitions.

Mineral Reserves are those parts of Mineral Resources, which, after the application of all modifying factors, result in an estimated tonnage and grade that is the basis of an economically viable project. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the economically mineralised rock and delivered to the processing plant or equivalent facility. The term “Mineral Reserve” need not necessarily signify that extraction facilities are in place or operative, or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

The Mineral Reserve estimate for the Boulby mine is based on the Mineral Resource estimate presented in Section 11 (Mineral Resources). Indicated Mineral Resources were converted to Mineral Reserves though the application of modifying factors. Inferred Mineral Resources within the mine designs were not converted to Mineral Reserves.

The Mineral Reserve statement for the Boulby mine is presented in Table 12.1.

Table 12.1: Summary of Mineral Reserves for the Boulby Mine – December 31, 2024
Classification	Tonnes (Mt)	Grade (% K2O)
Proven	-	-
Probable	7.4	13.9

Notes:

1.	Mineral Reserves are being reported in accordance with S-K 1300.
2.	Mineral Reserves were estimated by ICL Boulby and reviewed and accepted by WAI.
3.	The point of reference for the Mineral Reserves is defined at the point where ore is delivered to the processing plant.
4.	Mineral Reserves are 100% attributable to ICL Boulby.
5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Reserves are estimated using a cut-off grade of 12.0% K2O equivalent.
7.	A minimum mining width of 6 m was used.
8.	Mineral Reserves are estimated using a metallurgical recovery of 100%.
9.	Mineral Reserves are estimated using a two-year average product price of $205/t FOB and an exchange rate of £0.79 per U.S. dollar.

12.2	Mineral Reserve Estimation Methodology

The Mineral Reserve estimate is based on a modified room and pillar layout which takes account of the sub-horizontal stratified seam geology. Mining is completed in two main stages:

•
An advance/development stage; advances two roadways either 8 m or 9 m wide depending on the equipment used to excavate the roadways, by 4 m to 4.5 m high (Note: for design purposes 4.5 m roadway heights have been utilised); and

•
A retreat/second cut stage which includes “milling” and “stubs”. Milling extracts additional tonnes from the floor of the roadways driven on advance. Stubs extract additional tonnes from the intra-pillars within the panel and barrier pillars left on advance between each production panel. The currently accepted maximum milling depth is 1.5 m to 2.0 m resulting in a final 6 m high roadway.

The Mineral Reserve estimate is based on a mine design layout referred to as a herringbone layout with inter-panel pillar widths of 40 m and intra-panel pillar widths of 27 m

A life of mine (LOM) plan has been produced by ICL Boulby using the mine layout and design parameters. The LOM plan is discussed in Section 13 (Mining Methods).

12.3	Mining Blocks

Mining blocks are defined as 100 x 100 x 6 m blocks due to:

•	The difficulty for selective mining once a mining panel has been established; and
•	The minimum length of panels required for efficient utilisation of mining equipment.

Potential mining blocks were selected using the MSO targeting the highest-grade horizon and considering a maximum possible mining gradient of 1:8. The output from the MSO was visually reviewed by ICL Boulby to ensure that changes in mining horizon height and continuity at block boundaries were possible in relation to the mine design. Areas observed to have steep dips or features that resulted in the selection of blocks not being optimal were manually adjusted to smooth the block-to-block transitions.

12.4	Mine Layout

The output mining solids from the MSO have been used to guide mine design/layout. Main development roadways were designed to provide the main access to several production panels. The mine layout and design consider the geotechnical parameters as detailed in Section 13 (Mining Methods).

Additionally, the mining layout considers sterilised zones due to past mining, and/or areas of essential mine infrastructure.

12.5	Mining Losses

Mining losses are considered losses from actual mined excavations when compared to the planned excavation/planned mine layout. A mining loss factor of 10 % has been applied to the Mineral Reserve estimate based on expected losses including:

•	Losses within areas where milling is not practicable or economic due to grade below cut-off;
•	Losses within areas due to unforeseen geological difficulties i.e. seam thinning, reduction in grade etc.
•	Losses within areas due to unforeseen geotechnical difficulties preventing extraction of “stubs” and/or areas of “milling” i.e. faulting, fracturing, high stress or deterioration of the roadways.

12.6	Dilution

Dilution results in a reduction of the overall grade due to mining of waste with ore. The mine design allows for a maximum extraction height of 6.0 m. However, the polyhalite seam is between 15 – 20 m thick and therefore the grade of material in the roof and floor is often not significantly different to the planned excavation. Overbreak from the roof or sides or over excavation within the floor should not be of materially different grade and would in most cases result in an increase in ore tonnes rather than a negative dilution. Additionally, polyhalite products are sold based on a typical or minimum specification and material at a grade higher than this specification does not demand a greater price. For these reasons, no dilution factor is applied to the Mineral Reserve estimate and is considered by the QP to be appropriate.

12.7	Cut-Off Grade

The cut-off grade for the Mineral Reserve estimate is based on the assessed minimum head grade required to produce final products which conform to their specifications.

Whilst there is no current daily measure of the plant feed grade, it can be estimated by calculating a tonnage weighted average of the final products streams. Analysis of the required plant feed grade to meet the final product specifications estimates that to achieve a moving average product grade (13.5-14.2% K2O) for granular, a plant feed grade (and hence ROM) grade of 13.2% K2O is required for customer sales over a 30-day moving average.

Typically, ROM is extracted from three separate working areas simultaneously which allows for a crude blending of material underground i.e. at belt transfer points where streams of material from the separate working areas coalesce. This allows grades lower than 13.2% K2O to be mined provided that other mining areas are at a higher grade.

Metallurgical recovery is 100 % and therefore not required to be factored in the estimation of cut-off grade. The QP considers this appropriate given mineral processing involves simple crushing, screening and blending to produce final products consisting of Polysulphate® and PotashpluS®.

A product price of US$205/t FOB was used in the determination of the cut-off grade based on the average two-year selling price.

Based on this, a cut-off grade of 12.0% K2O equivalent was used in the estimation of Mineral Reserves and reflects the minimum grade which can be sequenced and blended with higher grade material to produce saleable products.

12.8	Mine Sequencing and Scheduling

Development and production sequencing was carried out in Datamine® Studio UG and considered a practical sequence to ensure the mine is developed and operated in a logical manner (e.g. a panel cannot be mined until the development/access, ventilation and infrastructure required is also complete).

The mine design and sequence were scheduled in Datamine® EPS scheduler software. The mine schedule was based on estimated and projected production rates, equipment and manpower resourcing. The mine design was evaluated against the Mineral Resource model on an annual basis to derive the mining schedule and Mineral Reserve estimate.

12.9	Mineral Reserve Statement

The Mineral Reserves have been estimated in compliance with the Securities and Exchange Commission requirements (SEC, 2018) and are reported in accordance with S-K 1300 regulations.

The QP considers, the Mineral Reserve estimate presented in this TRS has been estimated using industry best practices. The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant technical and economic factors that would materially affect the Mineral Reserve estimate.

As of December 31, 2024, ICL Boulby had 7.4 Mt of polyhalite Mineral Reserves compared to 7.6 Mt as of December 31, 2023, a decrease of 0.2 Mt due to mining and offset by conversion of resources to reserves by exploration.

12.10	Risk Factors That Could Materially Affect the Mineral Reserve Estimate

The QP considers the Mineral Reserves are subject to the type of risks that are common to the mining industry and include changes in: commodity price, costs (mining, processing and G&A), geology (including continuity of the polyhalite seam in terms of grade or structure), geotechnical or hydrological design assumptions, mining recovery and dilution, metallurgical recoveries, marketing, and assumptions on mineral tenure, permitting, environmental permitting and social license to operate.

Geological confidence and classification for industrial mineral deposits can be defined with a wide drill spacing. Local lower grades and seam variation of the polyhalite may occur and care must be taken not to infer too much definition across the mineralisation based on limited drill data without fully encapsulating the localised variation of the deposit.

Polyhalite as a sulphate mineral contains H2S trapped at a microscopic level which is released upon breaking. Mine ventilation is typically sufficient to keep this below exposure limits / action levels. In 2022, methane was encountered in two LHD exploration drillholes and one mining panel. The existing mine ventilation system was used to remove the methane to suitable levels for mining to recommence. ICL Boulby has monitored the gas issuing from these drillholes, which has now reduced to negligible flow rates.

The Boulby Mineral Reserves are located within an area defined by the 3D seismic reflection survey as being clear of significant faulting / structures (SQZ).

MSO block sizes are currently 100 m x 100 m. This is broadly in line with a production panel of around 65 m wide with crosscut spacings every 62 m. Production panels are typically advanced every 100 m. In the future, MSO block sizes could potentially be adjusted to account for production panel dimensions and the orientation of production panels. This could potentially allow the MSO to target higher grade material in areas where seam undulations/folding is present.

The herringbone layout has proven to be successful at the mine. To date an analysis of production panels shows the overall mining recovery from each panel compared with the planned recovery results in approximately 10 % mining losses. The QP considers losses from each panel should be continuously reviewed as mining progresses.

13	MINING METHODS

The Boulby mine is accessed by two vertical shafts. One shaft hoists polyhalite and salt and the other provides man-riding and service access. Mining is conducted using a modified room and pillar method. Mining is completed in two stages. The first is an advance/development stage in which two parallel roadways are excavated 27 m apart and with a maximum width of 9 m and height of 4.5 m. The second stage involves mining on retreat in which additional tonnes are mined (“milled”) from the floor of the advance roadways (producing a final roadway height of 6 m), and from “stubs” mined into the sidewalls of the roadways. Polyhalite and salt are cut by continuous miner machines and loaded at the working face into shuttle cars. The shuttle cars transport the material to a feeder breaker for loading onto the mine’s conveyor system where it is transported to the hoisting shaft. The material is then batch hoisted to surface. Mining equipment is electrically powered, whilst support/ancillary equipment is primarily diesel powered.

13.1	Geotechnical

13.1.1	Rock Stress Environment

Geotechnical testing has been conducted on drill core consisting of polyhalite in addition to in-situ testing in the current mining area and shows the polyhalite horizon in-situ stresses to be moderate: σ1 = 32 MPa (sub-vertical), σ2 = 30 MPa (sub-horizontal with a dip direction of 210°), and σ3 = 25 MPa (sub-horizontal with a dip direction of 120°).

The stress field is effectively geostatic and is not anticipated to have significant directional effects when mining.

13.1.2	Rock Mass Properties

The geotechnical model is based on a uniform rock mass, with no separate geotechnical domaining. This has been confirmed from drill core and results of mining to date.

A rock mass study conducted in 2012 by ICL Boulby using the Bieniawski rock mass rating (RMR) system estimated the RMR to be 97 and Geological Strength Index (GSI) between 85 - 90. The polyhalite is hard, brittle, and ranges from moderately abrasive to considerably abrasive as defined by Cercher Abrasivity Index (CAI) testing undertaken by Sandvik in October 2013. A geotechnical test programme was conducted by Nottingham University in 2009 including uniaxial time dependant rock tests.

Rock samples collected from different horizons of the Polyhalite seam show the Uniaxial Compressive Strength (UCS) of the target mining horizon ranges from 135 – 140 MPa. ICL Boulby uses a conservative value of 120 – 140 MPa for mine design to account for the variable amounts of halite encountered during mining.

13.1.2.1          Design Pillar Size

The design of the mining layout and dimensions of the excavations and pillars need to be suitable for securing the safety of the panel, adjacent roadways, and main development.

The design layouts are modelled for stress and strength factors in Examine 2D / Examine 3D, rather than using empirical equations. Pillar width to height ratio is considered during this process. The output is then visually assessed to ensure the layout is conducive for stress management.
Abutment protection pillars are designed to be of sufficient dimensions to remain stable for the life of the panel and the adjacent roadways. The loads within these pillars are measured using stress cells and are routinely monitored to identify any increased trends.

The long-term development roadways (main laterals) and production panels have pillars designed to suit their required stand-up time and prevent failure. A summary of the pillars dimensions is shown in Table 13.1.

Table 13.1: Summary of Pillar Dimensions (Remnant Pillar Size)
Pillar Type	Description	Size (m)
Barrier Pillars	Production Panel and Laterals	40
	Between Production Panels (retreat)	37
Chain Pillar	Length (Advance)	52
	Width (Advance)	27
	Width between sumps (Retreat)	7

13.1.2.2          Design Factors – Maximum Span

The maximum span of excavations at ICL Boulby is estimated using empirical methods based on rock mass classification system, Mining Rock Mass Rating (MRMR) classification by Laubscher (1990) which has been deemed the most appropriate for use with the polyhalite deposit. Work by WAI in 2017 estimated a MRMR of 52.

Using an MRMR of 52, the hydraulic radius limits of the stable zone and the transitional zone for polyhalite are 14 and 25 respectively.  On retreat, the maximum span of the herringbone section is <28 m, and this is the maximum possible given the equipment in use.

The largest roof span excavated to date was during trial mining of a herringbone style layout which widened the initial advance roadway on retreat whilst leaving no pillars. The excavation size was approximately 26 m wide and 76 m long which is equivalent to a hydraulic radius of 9.7 and still within the stable zone (less than 14). This layout resulted in less than 14 mm of roof movement after retreat mining and remains open and relatively un-deformed after a stand-up time of 2 years. These conditions are consistent with those estimated by the MRMR stability chart.

13.1.2.3          Design Factors – Support Requirements

The support requirements have been estimated using the rock tunnelling index Q after Barton et al. (1974) and RMR after Bieniawski (1973). A Q value of 212 was calculated by Golders Associates (2010) i.e. extremely good rock mass. According to the estimated support categories after Barton & Grimstad (1993) and using a rock mass classification of 82 (worst case), a 28 m roof span requires minimal support (between spot bolts and unsupported when using an ESR of 3-5 for temporary mine openings).

Whilst minimal support is required based on rock mass classification and design guides, systematic rock bolting and steel mesh are used to prevent inter-bolt roof failure within all advancing roadways. This is to prevent small scale spalling due to delamination along bedding planes, particularly along thin halite vein boundaries/partings within the roof and vertical fracturing due to principal stress redistribution. Generally, 2.4 - 3.0 m or 1.5 – 2.4 m resin bolts are installed. To reduce the risk of overbreak extending into the working area, fender bolts are installed systematically throughout the mine.

The polyhalite deposit is not associated with any significant creep, and the roadways are not anticipated to suffer closure.

13.1.3	Validation of Geotechnical Parameters and Design

ICL Boulby is currently the only producer of polyhalite worldwide. The understanding of the behaviour of the rock mass when subjected to changes of the stress environment as mining progresses continues to evolve based on monitoring and data collection at the mine. The design factors discussed above are routinely assessed and validated by instrumentation (stress cells), routine monitoring and on-site mapping whilst developing roadways.

The design of production panels and their subsequent retreat is being routinely monitored using a series of vibrating wire stress cells in the pillars and extensometers in the roof to ensure they remain within expected values and factors of safety for their design. The outputs of the stress measurements are being used to develop numerical models built in FLAC3D / MAP2D to justify current and future designs. Additionally, geophones are deployed in the polyhalite to monitor seismicity as a leading indicator to detect adverse ground control issues whilst mining. Experience from mining has shown the mine design is working as intended with long term access roadways remaining stable and panel pillars in good condition after retreat mining and final 6 m high extraction.

13.2	Mine Design Layouts

The mine layouts based on the design criteria discussed above are shown in Figure 13.1, Figure 13.2 and Figure 13.3. These have been refined by iterative design works considering geotechnical, ventilation and production requirements as well as experience from mining to date.  The pillars in the designs have been named based on their relative location within the design.

Design Criteria:

1) 27 m wide pillar between ‘A’ and ‘B’ Roadway
2) 60 m Centres between cross cuts (52 m long pillars)
3) 8 - 9 m wide roadways
4) c. 4 m high roadway

A Road
B Road
60 m
27 m
52 m

Figure 13.1: Design Criteria for Chain Pillars (Advance)

Design Criteria:

1) 10 m wide strips excavated along the flanks of 'B' Road
2) 7 m wide (by 52 m) pillar left between A and B Road
3) 8 m wide pillar (by 27m) left between RHS strip and junction
4) Excavated Span is 28 m (widest)

A Road
B Road
7 m

Figure 13.2: Design Criteria for Stubs/Remnant Pillar (Retreat)

Lateral Pillar

A Road
B Road
Laterals
End of Panel
A Road
Herringbone Retreat Panel
>40 m
B Road

Figure 13.3: Design Criteria for Barrier/Lateral Pillar following retreat of Production Panel

13.3	Hydrogeology

No fissure water is generated within the polyhalite workings, and no fissure water is anticipated to be generated in future. Present inflows to the mine are from historical potash workings and are dealt with by the mines dewatering system.

13.4	Mine Production

Polyhalite is cut via continuous miners and loaded at the working face into shuttle cars. The shuttle car transports the mineral to a feeder breaker for loading onto the mines conveyor belt system. The feeder breaker is located a short distance from the working area and is advanced at regular intervals to maintain proximity with mining. Mining equipment is electrically powered, whilst support/ancillary equipment is primarily diesel powered.

Long term development/access roads are driven as a pair of roadways to allow access to wider areas. The roadways are 8 – 9 m wide depending on the machine used and 4 to 4.5 m high with a 27 m pillar left between them. Crosscuts connecting the roadways are constructed to leave a 52 m pillar between them. Crosscuts are driven for efficient machine access/movements and ventilation.

Production panels are typically developed at 90° to the development roadways and are advanced in approximately 100 m sections for a designed length of 200 – 400 m. Panels are mined in two stages termed advance and retreat.

Advance mining involves the mining of twin roadways, which are rectangular in profile, either 8 m or 9 m wide (depending on the continuous miner model that excavates the roadway) and 4 - 4.5 m high.  The roadways are driven to ensure the remaining pillar on advance, between the two roadways is 27 m. Crosscuts connect the roadways, and each crosscut is driven at a distance apart to ensure the remaining pilar is 52 m long. Cross cuts are driven to allow for access/machine movements and ventilation.

Once the panel has advanced to its final position, additional mining is undertaken on retreat from the panel, extracting material from the sidewalls of the roadways. Stubs are driven into the sidewalls of the roadways to a distance of 11.5 m. Additionally, on retreat, up to 2 m of material is extracted from the floor of the roadways (termed milling) to give a final extraction height of 6 m. This additional extraction is sequenced during the pull back and abandonment of the panel enabling operators to work from a position of safety. This removes the need for additional support work and benefits from increased efficiency due to reduced manpower requirements.

Panels are designed in line with the geotechnical parameters and requirements outlined previously. Retreat of the panel is stopped within 40 m of the main development laterals to act as a protection pillar while the laterals are used to access inbye sections. Once the wider district area has been mined to completion, these areas can be fully extracted as part of the district abandonment.

Advance roadways are developed in parallel. Excavations/cuts are typically 11 m (maximum) from the last row of bolts (typically 9 m advance per ‘round’). The roof and sidewalls are subsequently mesh and bolted on advance using bolts 1.5 m in length, 22 mm in diameter with 750 mm resin encapsulation to a 1.4 m square systematic pattern. Areas to be subsequently mined out i.e. within the sidewalls to form crosscuts or stubs on retreat, are supported with GRP bolts (1.5 m length by 24 mm diameter, breakout). Mining in adjacent roadways can continue whilst another heading is being bolted. Additional support can be set if required including the use of breakout bolts 2.4 m in length, 22 mm diameter, with 1,250 mm resin encapsulation and/or installation of mesh concurrently with the existing bolt pattern.

After bolting, grade control drilling can take place. Holes up to 24 m long can be drilled over a range of -15° to +20° to assess the position of the mining relative to the base of seam and transition to top of seam. Holes are probed using a Tracerco T206 potash monitor detecting the natural radioactive decay of potassium (K40). The count gives a qualitative to semi-quantitative measure of the potassium and hence assumed polyhalite content and enables interpretation of the base of seam contact with the footwall anhydrite.

The mine design allows for a maximum extraction height of 6 m. However, the polyhalite seam is between 15 – 20 m thick and therefore the grade of material in the roof and floor is often not significantly different to the planned excavation. Overbreak from the roof or sides and over excavation within the floor is not of materially different grade and would in most cases result in an increase in ore tonnes rather than a negative dilution.

13.5	Underground Infrastructure

13.5.1	Shafts

The Boulby mine has two operating shafts; № 1 (rock shaft) and № 2 (man shaft) which were sunk from 1968 to 1975. Both shafts are 5.5 m (finished diameter), approximately 1,150 m in depth and are located approximately 91 m from each other. A third shaft (№ 3 shaft) is used only for the effluent tunnel and pipeline.

№ 1 Shaft is primarily used for hoisting polyhalite and salt to surface. The hoist that operates this shaft is 15 ft BMR, powered by a 5 MW motor that has the capability of hoisting 660 tph. Mineral is hoisted using two, 22 t Sala skips that are connected to the BMR via 45 mm full locked coil winding ropes (2 per skip). The skips are guided through the shaft with fixed steel guides. The shaft is also utilised as a second means of egress whenever the №2 Shaft is under maintenance. №1 Shaft had the entire headgear replaced in 2015.

№ 2 shaft is used for the transport of people and materials. № 2 Shaft has two cages that are guided through the shaft using 51 mm half lock rope guides. The capacity of the South side is 65 people, and the North side is 12 people for a total of 154 people per hour. The headgear for No2 Shaft had a major overhaul in 2021.

13.5.2	Main Access and Transport

The main access/development consists of an arterial network of roadways developed in halite (salt), from which historically the potash seams were accessed. Approximately 1,000 km of development has been mined since 1974 with an average of 15 km per year. Roadways are typically rectangular in shape and are 8 m wide by 4 m high.

Men and materials are transported to the working areas using a fleet of diesel vehicles. Two parallel roadways are maintained to working areas, one for transport of men and materials as well as an intake for fresh air, whilst the adjacent roadway houses the conveyor belt system and acts as a return airway.

13.5.3	Polyhalite Access

The polyhalite seam in Zone 1 is located more than 1,000 m below the surface and 150  – 170 m below the potash seam and main salt access roadways and approximately 6 km north-northeast of the shafts. Access to the polyhalite is via a twin roadway decline ramp from the existing underground development. The decline ramp was developed from 2007 – 2010. The ramp roadways are approximately 1,040 m in length with an average gradient of 1 in 8. Roadway profiles are rectangular, with areas mined by continuous miner being 8 m wide by 4 m high and those mined by drill and blast being 6 m wide by 3 - 3.5 m high.

13.5.4	Ore Handling Systems

The feeder breaker at the working faces reduces the material size to less than 150 mm diameter and regulates the feed to the conveyor at 150 tph (max capacity 500 tph). The main conveyor system has an annual capacity of 3 Mtpa and transports the mineral to the ore bins or one of two underground storage bunkers with capacities of 7,200 t (420 bunker) and 7,000 t (central bunker).

Mineral is conveyed from the face to the 1,400 t ore bins.  Currently only one bin is in use as the second requires refurbishment. The ore bin feeds a 250 t surge bin which in turn batch loads the shaft skips via a 30 t flask. Skip hoist capacity is a maximum rate of 31 skips per hour at 16 m/s. At the surface, the skips are discharged into the surface flask and fed to the plant raw ore storage area via conveyor.  The № 1 rockshaft has a maximum hoist capacity of 3.5 Mtpa.

Upgrades and refurbishment to the ore handling systems are planned as part of a five-year programme.

13.5.5	Waste Handling Systems

All mining is designed to take place within the polyhalite seam. However, there are occasions where lower grade material can be encountered during mining due to:

•	A sudden uplift in the base of seam at gradients which cannot be fully overcome by mining;
•	Increased halite content due to mining towards the top of seam; or
•	Increased thickness and occurrence of seam parallel veins.

In these cases, waste material is stowed temporarily underground until higher grade material is mined from other areas allowing crude blending to occur at transfer points in the conveyor system or is permanently stowed in abandoned areas. Lower grade / waste material is handled by diesel-powered load-haul (LHD) units.

13.5.6	Ventilation

The mine is ventilated on a homotropal forcing system, by means of two double-entry backward facing centrifugal surface fans which force air down the № 2 Shaft (the man-riding or downcast shaft). Both fans are 2.4 m diameter and together produce 300 m3/s at 4,000 Pa of airflow into the shaft.

Booster fans at strategic locations are employed to distribute the intake air throughout the mine. Of the 300 m3/s of intake air, 140 m3/s of intake air is directed to the production area, the remaining intake air is utilised to ventilate all other areas underground.

Production headings are ventilated by means of filtered exhaust fans, which draw fresh air into the headings and exhaust dust laden air. The air is filtered to remove dust and discharged into the return airways.

The current provision provides sufficient ventilation to operate four production areas concurrently, with capacity for future development. As the production areas evolve, so too does the ventilation network to respond to the increasing demands.

13.5.7	Dewatering/Pumping

Brine inflows are encountered within historical workings of the potash seam and amount to 315 m3/hr and is managed utilising a system of sumps, reservoirs, pumps, tanks and pipe ranges. The current system includes an effluent pumping pipeline which is installed in № 3 Shaft and along a single tunnel towards the outflow points, the shaft is approximately 143 m below surface and is located 300 m east of the mine site. The brine from dewatering of the mine workings along with surface run-off captured by the site is discharged via the pipeline to the outflow points located 1.6 km offshore.

In 2023, WSP/Golders was engaged to assist in formulating a Life of Mine Water Management Plan. The study outlined the current situation with inflows / pumping systems and highlighted future options for these. In addition, a new water balance model was developed to aid future mine planning.

Upgrades and refurbishment to the mine pumping systems are planned as part of a five-year programme.

13.5.8	Mine Layout

A plan view of the existing mine layout is shown in Figure 13.4

525000 N
525000 N
475000 E
477500 E
480000 E
N
1 km
522500 N
522500 N
475000 E
477500 E
480000 E
Y
Z
X

Figure 13.4: Plan View of Existing Layout of the Boulby Mine

13.6	Production

The previous five years of polyhalite production by ICL Boulby is presented in Table 13.2 below.

Table 13.2: Boulby Mine Production (2020 to 2025)
	2020	2021	2022	2023	2024
Hoisted Tonnes (kt)	711	784	947	1,028	719
Product Tonnes (kt)	709	789	953	1,009	721

Polyhalite production (hoisted tonnes) passed 1.0 Mtpa in 2023. In 2024, polyhalite production was reduced by ICL Boulby to allow increased salt hoisting due to increased demand for salt sales.

13.7	Life of Mine Plan

The LOM schedule plan for the Boulby mine is shown in Table 13.3 and runs from 2025 to 2035 (inclusive). Inferred Mineral Resources are not included in the Mineral Reserves.

Table 13.3: Boulby Life of Mine Schedule
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	Total
Waste Tonnes (Mt)	0.09	0.14	0.11	0.10	0.13	0.09	0.11	0.11	0.08	0.09	0.12	1.2
Proven Ore Tonnes (Mt)	-	-	-	-	-	-	-	-	-	-	-	-
K₂0 (%)	-	-	-	-	-	-	-	-	-	-	-	-
Probable Ore Tonnes (Mt)	0.67	0.64	0.69	0.70	0.67	0.71	0.69	0.67	0.68	0.64	0.64	7.4
K₂0 (%)	14.0	14.1	14.0	13.9	13.6	13.4	13.8	13.9	14.0	14.2	14.1	13.9
Total Ore Tonnes (Mt)	0.67	0.64	0.69	0.70	0.67	0.71	0.69	0.67	0.68	0.64	0.64	7.4
K₂0 (%)	14.0	14.1	14.0	13.9	13.6	13.4	13.8	13.9	14.0	14.2	14.1	13.9

Notes:

1.	Ore tonnes are Probable Mineral Reserves as presented in Section 12 of this report.
2.	Mining losses of 10% and no mining dilution applied as detailed in Section 12 of this report.
3.	Totals may not represent the sum of the parts due to rounding.

13.8	Mining Equipment

ICL Boulby currently operates four continuous miners that consist of a moveable boom-mounted rotary cutting head, the cuttings fall into a shuttle car that discharges the material onto a feeder breaker which are drawn into a conveyor that transports the material to bunkers/bins prior to being hoisted form the mine. A support fleet of drills and rock bolters operate within the mine.  A summary of the main mining fleet is provided in Table 13.4.

Table 13.4: Main Mining Fleet
Equipment Type	Model №	OEM	Number	Active Polyhalite Fleet	Active Bunker Fleet	Active Salt Fleet	Spares & Repairs	Total
Miners	12HM36	Joy-Komatsu	6	3	1	1	2	7
	12HM46	Joy-Komatsu	1
Shuttle Cars	10SC32 (25t)	Joy-Komatsu	8	4	0	1	3	8
Drills	Single Boom Jumbo	LINGDALE	1	3	0	0	1	4
	Single Boom Jumbo	BOART	1
	Single Boom Jumbo	EIMCO	2
Roof Bolters	711	EIMCO	5	5	0	3	1	9
	DDR-77	Fletcher	3
	3045	Joy-Komatsu	1
Feeder Breakers	UFB-33B-64-114C	Joy-Komatsu	3	3	1	0	1	5
	UFB-33B-78-172C	Joy-Komatsu	1
	Bridge Conveyor	Dale Engineering	1
Panel Carrier	Tracked Panel Carrier	Dale Engineering	1	1	0	0	0	1
CFT Fans	Fans	CFT	5	3	0	0	2	5
Total				22	2	5	10	39

The main production fleet (continuous miners, shuttle cars, bolters etc) are supported by a fleet of ancillary equipment as summarised in Table 13.5.

Table 13.5: Ancillary Equipment Fleet
Equipment Type	Number
Personnel Carriers	44
Forklift Trucks	4
Load Haul Dump (LHD’s)	8
Telehandlers	19
Neuson 701 (Skid steer front-end loaders)	3
Neuson dumper	2
Kramer 350 (articulated front-end loader)	1
Tractor	1
Wirgen Road Grader	1

Face line mining equipment are electrically powered, whilst support/ancillary equipment are primarily diesel powered. The mine operates a vehicle workshop for repairs and maintenance to the diesel / support fleet. Most of the maintenance work for the mining fleet takes place on a routine basis at the face line, with significant over-hauls and repairs taking placing in the workshops or build-up bays.

13.9	Mining Personnel

The mine is scheduled to operate 24 hours a day 7 days a week with two planned shutdowns, a summer shutdown of a week beginning in the last week of July and a Christmas shutdown of a week, between Christmas Eve and New Year’s Day.

Maintenance activities are carried out partially in the gap between shift handovers by a dedicated team with further activities being confined to a single producing district based on a weekly rota.  Infrastructure work operates on the same shift basis as the mining.

Boulby employs approximately 337 people in the underground mining operations with a breakdown provided in Table 13.6.

Table 13.6: Labour for the Underground Mining Operations
Role/Position	Number
Production	170
Gap Crew	9
Shafts and Winder	32
Geology	16
Ventilation	2
Survey	3
Rock Engineering	7
Infrastructure	98
Total	337

14	PROCESSING AND RECOVERY METHODS

The Boulby mine has been operating since the early 1970’s but converted from potash to 100% polyhalite production in 2018. The previous processing plant used for potash production was based on conventional flotation but is now being dismantled and incorporated into an overall site improvement plan. The current crushing and screening plant for polyhalite is located within a section of the previous potash processing plant. Additionally, ROM ore can also be treated by a sub-contractor (Keartons) using essentially mobile screens and conveyors and a mobile crushing plant in a similar configuration. This is located in a separate covered building. In effect, the dedicated Boulby crushing and screening plant is operated to maximum capacity and excess tonnage is processed by Keartons.

The main impurities in the polyhalite are halite (salt) and anhydrite in the footwall and, as no processing involves simple crushing and screening (with 100 % metallurgical recovery to the different sized products), the strategy is to have greater knowledge of the impurities at the mining face so that informed decisions can be made.

The ICL Boulby geology department is advancing understanding in this regard. However, it is recognised that a blending or homogenisation plant could assist with smoothing out variations in ore quality and this has been suggested as a potential project for investigation. This would additionally allow mining of lower grade areas which could then be blended with higher grade ore.

It should be noted that no conventional tailings are produced, and therefore there is no tailings storage facility (TSF).

All products produced by ICL Boulby are transported by road or by rail to the deep-water port facility at Teesport.

14.1	Polysulphate® Process Description

The polyhalite feed is processed to produce Polysulphate® products including Standard and Granular Polysulphate®. A summary block flow diagram of the processing flowsheet is shown in Figure 14.1.

SKIP
RECEIVING HOPPER
FEEDER
O/BAND MAG SEP
201 C/V
EXTG ROCKSHAFT HEADGEAR
3 WAY CHUTE
740tph
MG1
REPLACEMENT TRANSFER TOWER
DE8
RV2
DS3
PC1
1000tph
VB1
DE7
TC1
TR1
DP1
DP2
LT1
12,000te ROM STOCKPILE
VF1
VF8
MG3
CV1
PRIMARY STOCKPILE SHED
VE1
100tph
MAGENT
HIGH
LOW
SB1
SB2
VF3
VF2
85.5tph
65.5tph
SC1
SC2
517-327
SB3
VF7
VF7A
PP1
CR1
CRUSHING CIRCUIT.
VE5
CV6
CP1
PLANT AIR.
TO DE1, 7 & FD3
VE4
129tph
SC3
69tph
CV5
79tph
26tph
DE1
RV1
DS1
DS2
DIRTY AIR FROM PROCESS PLANT COLLECTORS
DUST EXTRACTION
CV3
VE2
NOTE:
THE SPLIT OF MIXED FINES AT FD3 WILL CHANGE DUE TO OPERATIONAL CONDITIONS. PRODUCT FLOWS SHOWN ARE TYPICAL AT TIME OF ISSUE.
VE3
FD3
60tph
BY-PASS CHUTE
15tph
SC4
SCREEN
60% FINES
40% MINI's
CV4
13tph
34tph
45tph
CV 517-343
CV7
BW2
LT2
CPL
DP3
CV10
BW3
LT3
DP4
CV11
BW4
LT4
DP5
CONTROL PROBE
SS1
SS2
CV12
CV13
CV14
CV17
BW1
QH
500tph
SB5
6,369te GRANULAR STOCKPILE (-5/+2)
VF4
1,000te MINI'S STOCKPILE (-2/+1)
VF5
P+ FINES STOCKPILE
4,631te FINES STOCKPILE (-1/+0)
VF6
PRODUCT STOCKPILE SHED
RAIL OUTLOADING C/V.

MACHINE & CONTROL LIST

KEY	TECHNICAL I.D.	DESCRIPTION	POWER
BW1	485-035	CV13 BELT WEIGHER	
BW2		CV7 BELT WEIGHER	
BW3		CV10 BELT WEIGHER	
BW4		CV11 BELT WEIGHER	
CP1	562-300A	AIR COMPRESSOR	11kW
CR1	322-025	IMPACT CRUSHER	250kW
CV1	517-320	ROM RECLAIM C/V	5kW
~~CV2~~	~~517-321~~	~~HOPPER REVERSING C/V~~	~~5kW~~
CV3	517-322	GRANULAR C/V	5kW
CV4	517-323	MIXED FINES C/V	5kW
CV5	517-324	RECYCLE C/V	5kW
~~CV6~~	~~517-325~~	~~OVERSIZE C/V~~	~~5kW~~
CV7	517-328	GRANULAR STOCKPILE C/V	5kW
CV10	517-329	MINIS STOCKPILE C/V	5kW
CV11	517-330	FINES STOCKPILE C/V	5kW
CV12	517-331	PRODUCT RECLAIM C/V	30kW
CV13	517-332	PRODUCT RECLAIM C/V	30kW
CV14	517-333	PRODUCT RECLAIM C/V	30kW
CV17	517-342	RAIL OUTLOAD C/V	37kW
	517-327	BY PASS CONVEYOR	5kW
	517-343	SCREW CONVEYOR	
DE1	561-030	DUST EXTRACTION UNIT	75kW
DE7	561-036	DUST EXTRACTION UNIT	3kW
DE8	561-037	DUST EXTRACTION UNIT	3kW
DP1	485-100/001	ROM LEVEL PROBE	
DP2	485-100/002	ROM LEVEL PROBE	
DP3	485-100/003	GRANULAR LEVEL PROBE	
DP4	485-100/004	MINIS LEVEL PROBE	
DP5	485-100/005	FINES LEVEL PROBE	
DS1	517-341A	DUST SCREW C/V	4kW
DS2	517-341B	DUST SCREW C/V	4kW
DS3	517-341C	DUST SCREW C/V	4kW
FD3	513-205	POWERED DIVERTER CHUTE	
LT1	513-200	STOCKPILE LOADING CHUTE	5.5kW
LT2	513-201	STOCKPILE LOADING CHUTE	2.2kW
LT3	513-202	STOCKPILE LOADING CHUTE	2.2kW
LT4	513-203	STOCKPILE LOADING CHUTE	2.2kW
MG1	485-036	O/BAND MAG SEPARATOR	8+3kW
MG3	485-037	CPL MAGNET	1.5kW
PC1	517-334	ROM PIPE C/V	200kW
PP1	322-025/001	CRUSHER POWERPACK	1.2Kw
RV1		ROTARY VALVE	0.55kW
RV2		ROTARY VALVE	0.37kW
SB1	531-210A	ROM BUNKER	
SB2	531-210B	ROM BUNKER	
SB3	531-211	CRUSHER SURGE HOPPER	
SB5	531-213	RAIL LOADING CHUTE	
SC1	325-220	SCALPING SCREEN	15kW
SC2	325-221	SCALPING SCREEN	15kW
SC3	325-222	OVERSIZE SCREEN	15kW
SC4	325-223	FINES SCREEN	15kW
SS1		[illegible]	
SS2		[illegible]	
TC1	517-335	ROM TRIPPER CARRIAGE	2x3kW
TR1	513-204	ROM TRIPPER C/V	30kW
VB1		FINES CHUTE VIBRATOR	2kW
VE1	517-336	ROM BUCKET ELEVATOR	30kW
VE2	517-337	GRANULAR BUCKET ELEVATOR	15kW
VE3	517-338	MIXED FINES BUCKET ELEVATOR	15kW
VE4	517-339	RECYCLE BUCKET ELEVATOR	15kW
~~VE5~~	~~517-340~~	~~OVERSIZE BUCKET ELEVATOR~~	~~7.5kW~~
VF1	515-220A	UNCOALER FEEDER	2.2kW
VF2	515-221	VIBRATING TRAY FEEDER	E/MAG
VF3	515-222	VIBRATING TRAY FEEDER	E/MAG
VF4	515-223	UNCOALER FEEDER	9kW
VF5	515-224	UNCOALER FEEDER	9kW
VF6	515-225	UNCOALER FEEDER	9kW
VF7/VF7A	515-226	VIBRATING TRAY FEEDER	2x2.0kW
VF8	515-220B	UNCOALER FEEDER	2.2kW
		MAGNET	

SURFACE ENGINEERING DRAWING OFFICE/PROJECTS DEPT

THIS DRAWING IS A PRIVATE AND CONFIDENTIAL COMMUNICATION AND THE PROPERTY OF CLEVELAND POTASH LIMITED IT MUST NOT BE COPIED OR LOANED WITHOUT THE CONSENT OF CLEVELAND POTASH LIMITED

REVISIONS

DO NOT SCALE, IF IN DOUBT ASK

SCALE NTS

PROJECT/PLANT AREA: POLYHALITE PLANT

CLEVELAND POTASH

TITLE: POLYHALITE PLANT PROCESS FLOW SHEET

DRG No. 50172 REVISION G

Figure 14.1: Block Flow Diagram of Polysulphate® Processing Flowsheet

ROM ore <35mm (after initially being crushed by a mineral sizer underground, which minimise the generation of fines) is conveyed from the shaft to the 12,000 t stockpile shed. Excess ore can be delivered by conveyor to the Keartons plant as required.

The ore is then fed from the shed via two underfloor vibrating feeders and bucket elevator to two primary ‘Rotex’ gyratory reciprocating screens, operating in parallel.  The intermediate screen product reports directly as Granular Product, with a size of -4.75 +2 mm. The screen undersize reports to a splitter by-pass chute, where product can be directed as a Standard Product, with a size of -2 +0.0 mm, or directed to a further scalping screen. The oversize from this screen reports as Mini Granular Product, with a size of -2 +1 mm and the screen undersize reports as the P+ Fines Product, with a size of -1 +0.0 mm.

The primary screen oversize is crushed in a ‘Hazemag’ impact crusher (which both minimises fines generation and produces a more cubical product, depending on the operating speed) and the product screened on a further screen, with the oversize returned to the crusher for further crushing, the intermediate product reporting as Granular Product and the undersize reporting to the splitter by-pass chute (with the primary screen undersize).

The P+ Fines Product is used specifically for the PotashpluS® processing plant. Therefore, three crushed and screened products are produced which are discharged into respective storage bays and conveyed via underfloor vibrating feeders to a rail discharge conveyer and chute system for rail transportation.

The product quantities can be somewhat varied as required by customer demand with the utilisation of a bypass chute.

14.2	PotashpluS® Process Description

PotashpluS® is a product produced by ICL Boulby that comprises a 50:50 blend of MOP and the P+ Fines product from the granular compaction process. ICL currently maintains a number of patents for this product technology. MOP is imported via Teesport and transported by road to the Boulby mine. The blend is achieved in the finished product silo and then transported by front end loaders to the compaction plant. The simplified flowsheet is shown in Figure 14.2.

SMOP Import
Poly STD
(100% <1mm)
Blender
Feed
Stockpile
Dryer
Scrubber
Stack
Fines Recycle
Compaction feed
Compactor 1
Compactor 2
Fines
recycle
Polishing screen
Polishing screen
Product bins
Product bins
Wetting drum
C dryer
Polishing screen
Coating drum
P+ GRN
Fines recycle

Figure 14.2:  PotashpluS® Simplified Flowsheet

The blend is fed via elevator to a rotary gas fired dryer and the powder conveyed to two compactor circuits (or just one if required) via surge bins.

The compactor circuits consist of both Koppern and Sahut compactors, modified to produce PotashpluS®. The resulting compactor flake is then crushed in flake breakers and passed over Rhewum DF screens. Screen oversize reports to impact crushers, with intermediate screening out of the product and fines streams, with the oversize after secondary impact crushing recycled to the screen feed.  Fines from all the screens are recycled back to the head of the compactor circuit.
The granular product (+2 -4mm) from all the screens is then polished on multideck Rhewum DF screens (screen oversize is crushed in the secondary impact crusher and the fines recycled to the head of the circuit) and fed via surge bins to a rotating wetting drum. The wetted product is then fed to a gas fired rotary dryer.

The dried PotashpluS® is then fed via a vertical bucket elevator to a Mogensen polishing screen to remove any residual fines which are recycled. The product is then fed to a dedicated rotating coating drum. In this drum, the granular product is coated with a wax-type coating agent and conveyed to a dedicated and segregated storage bay in the finished product silo for transport by rail.

14.3	Processing Personnel

The process labour for all plants is 92 and operates over a five-shift system of 12-hour shifts. The ICL Boulby Head of Engineering and Processing is responsible for the day-to-day operations. The plants operate with five shift teams, with shift durations of 12 hours. Rail loading activities currently operate on a two shift 5-day basis, with flexibility to operate additional shifts if required. The staffing levels are summarised in Table 14.1.

Table 14.1: Labour for the Processing Operations
Role / Position	Number
Head of Operations (Processing)	1
Head of Departments	3
Laboratory	8
Process Engineer	2
Production	40
Logistics / Materials	10
Maintenance – Mechanical	16
Maintenance – E&I	12
Total	92

Day teams carry out routine maintenance and operational support activities.  The plants are scheduled to operate on a 24 hours per day, 7 days per week.

15	INFRASTRUCTURE

Infrastructure associated with the operation includes the Boulby underground mine, processing plant and associated infrastructure, mine dewatering / effluent tunnel and pipeline, rail line and port facilities at Teesport. There is a well-maintained network of paved highways, rail services, excellent telecommunications facilities, national grid electricity and gas, and sufficient water supply.

15.1	Surface Layout

A surface layout plan of the Boulby mine is shown in Figure 15.1. The mine site covers a surface area of approximately 20 ha (0.2 km2) and includes the processing plant, main shafts and winder house, workshops, stores, rail sidings and loadout, and technical services and administration buildings.

Figure 15.1:  Surface Layout of the Boulby Mine

15.2	Roads

The Boulby mine is accessible via the A174 coastal road that connects Teesside to North Yorkshire. Road haulage to and from the Boulby mine is subject to conditions detailed in permit NYM/2019/0764/MEIA and includes the following:

•	Access from the public highway to the Boulby mine shall be via the existing access to the A147 and no other access shall be used.
•
All vehicles involved in the transport of materials or finished products to or from the Boulby mine shall be thoroughly cleaned as necessary before leaving the site so that no mud or waste materials are deposited on the public highway. Vehicle washing facilities shall be retained on site for the duration of the development and shall be kept in full working order at all times.

•	All road vehicles (and rail wagons) transporting mineral, mineral products or waste materials shall be securely covered or sheeted to ensure the effective containment of dust of other debris.
•
No more than 66 Heavy Goods Vehicles (HGVs) loaded with mineral product shall leave the site each day and no more than 150,000 tonnes of mineral product shall be transported from the site by road in any 12-month period.

•
No HGVs used for the import of MOP, dispatching of mineral products from the site or for the transport of waste materials arising from the phased deconstruction works shall enter the site before 6:45 am or leave the site before 7:30 am each day and no HGVs are to be used for dispatching product or transport of waste materials from the site after 7:00 pm each day.

•
A written record of the number, timing of HGV movements entering and leaving the site each day and quantity of mineral products transported shall be kept, with a copy provided to the Mineral Planning Authority on a monthly basis.

•	In addition, ICL Boulby is required to review the potential for enhanced sustainable travel measures and initiatives.

15.3	Rail

ICL Boulby transports its products from the mine site to its deep-water port facility at Teesport via 34 km of railway of which ICL Boulby owns approximately 8 km from the mine site to Carlin How. Teesport by rail from Carlin How is approximately 24 km using the national rail network, operated by Network Rail. The rail link is well maintained by both ICL Boulby and Network Rail. Haulage is contracted.

The train can operate 8 return trips per day, 6 days per week. In general, the locomotive pulls 15 wagons each with a capacity of approximately 62 t of product. Limitations on the length of trains applies due to some sections between Carlin How and Middlesbrough being single track, where freight must give way to passenger trains. The maximum length of a train is a locomotive and 17 wagons.

15.4	Port

ICL Boulby operates the 22-acre Teesport facility which consists of covered storage, open storage, rail reception, material handling equipment and ship loading facilities. The Teesport site is owned by PD Ports (owner and operator of the ports of Tees and Hartlepool) and leased to ICL Boulby.

The product handling conveyor systems are designed to receive and dispatch products by rail, road, and sea at rates up to 1,000 tph. Covered storage capacity is approximately 100,000t and uncovered capacity is approximately 250,000 t. The rail infrastructure and terminal are capable of handling up to 1.8 Mtpa of product. Shipping operations are 24 hours per day, 7-days per week. All shipping entering the Tees River follow the requirements of the Tees and Hartlepool Port Authority. ICL Boulby has no restriction on the number of ships entering and exiting its port terminal and the Teesport facility is capable of handling vessels up to 50,000 t in size.

15.5	Energy

The energy mix of the ICL Boulby site is 70% electricity and 30% natural gas. There is also some gas oil and propane used across site in smaller amounts. Electrical power and gas are provided by direct connections to the UK national grid. Gas oil and propane are delivered to site on a regular basis by the road network and are used to replenish on-site bunkerage to give an operational buffer against potential shortage or delay.

15.6	Water

The Boulby mine uses fresh water from mains supply and seawater and mine brine (from mine dewatering). Sea water is used as a scrubbing agent to remove dust particles from the stack emissions generated in the PotashpluS® processing. Mine brine is pumped from historical workings and combined with site surface drainage water for disposal via the effluent tunnel.

15.7	Effluent Tunnel / Dewatering

Previous mining of potash has resulted in some historical areas of the mine being subject to ingress of brine. Sources are mainly from the Bunter (Sherwood) Sandstone located 30 – 80 m (depending on location) above the potash seam. The Bunter sandstone is an extensive aquifer and inflows will be a continuous and permanent feature for the life of the mine.

The mine pumps remove approximately 2.5 Mm3 of concentrated brine per year from the underground workings to enable dewatering and control of inflows from various points within the mine. A comprehensive network of pumping ranges, monitoring stations and buffer lagoons is maintained within the mine to control this brine. The combined results of the underground pumping are fed from the mine to surface in a dedicated large bore pumping range that then directs the flow in near-surface pipelines to the discharge facility on the coastline.

A network of surface water drains and catchment sumps collects water from the surface operations at the Boulby mine and directs flow towards a catch pit (termed the Interceptor pit). Along with the brine from the underground workings, all site drainage is fed to the effluent tunnel discharge, some 300 m to the east of the site. Access to the tunnel is via № 3 shaft which is approximately 143 m deep. The tunnel and pipe system enable discharge of effluent approximately 1,600 m offshore from a valve arrangement on the seabed. Samples are required to be collected from the discharge facility to enable monitoring for solids content and other constituents for compliance with permitting requirements.

15.8	Waste Tips and Stockpiles

ICL Boulby maintains a series of surface stockpiles and waste tips of material on its surface site. Stockpiles are of uncovered and covered types and contain both ore and in some cases processed final product prior to shipping to the end user. Waste tips and stockpiles are surveyed monthly. No tailings storage facility is required by the operation.

16	MARKET STUDIES

The Boulby mine is currently the only producing polyhalite mine in the world and has been producing and selling polyhalite products (Polysulphate® and Potashplus®) continuously since 2018. Polyhalite is used as a fertilizer and therefore pricing follows similar trends to the potash market which is globally commercially traded.

16.1	Commodity Price Projections

ICL Boulby has used a two-year average product price of $205/t FOB for estimation of Mineral Resources and Mineral Reserves.

16.2	Contracts

16.2.1	Polyhalite Sales Contracts

Products from ICL Boulby are sold under contracts to customers globally and are exported from Teesport.

16.2.2	Other Contracts

ICL Boulby has numerous contracts in place with suppliers for materials and equipment required by the operation. These are usual contracts for an operating mine.

17	ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

17.1	Permitting

ICL Boulby is subject to UK legislation and environmental regulations, including corporate responsibility, environmental protection, building regulations, planning of management of resources for land, water, air and noise. ICL Boulby ensures compliance with the regulations through an Environmental Management System (EMS) that is ISO14001 accredited (Certificate № 24604 issued November 29, 2023, and expires November 28, 2026), in which the site is audited bi-annually.

The Boulby mine is located within the North York Moors National Park conservation area. Requirements include planning consent, mitigation, monitoring and compensation contributions under Section 106 planning conditions for the duration of the planning permission.

On May 27, 2022 the NYMNPA served an official Notice of Decision (NYM/2019/0764/MEIA) for the further planning permissions for the extraction of polyhalite and salt until 2048. Additionally, the permission included the importation of Muriate of Potash (MOP) until December 31, 2027, and a three-year period for site decommissioning and restoration at the end of the 25-year period. The official Notice of Decision was served under Regulation 63 of the Conservation of Habitats and Species Regulations 2017, which concluded that the development would not have any Likely Significant Effects on the North York Moors Special Area of Conservation and Special Protection Area.

Over the life of the planning permission, mitigation, monitoring and compensation contributions are made under Section 106 planning terms legal agreement set out in definitions within Schedule 2 of The Owner’s Covenants.

ICL Boulby reports to a number of UK regulatory bodies, which are responsible for monitoring, reviewing and enforcing compliance with the relevant legislation and permitting. These include the Environment Agency, Redcar and Cleveland Borough Council, the NYMNPA, the Marine Management Organisation and other local authorities.

A summary of ICL Boulby’s current permits is shown in Table 17.1.

Table 17.1: Summary of Environmental Permits
Permit reference	Function	Compliance Agency
EPR/BL7973IW 2002
Following the decommissioning of the Combined Heat and Power (CHP) plant in Q3 2023, this permit (issued in 2002) has been surrendered to the Environment Agency, and is currently awaiting confirmation.
Environment Agency
CPL-209A	Environmental performance and emissions of main stack on-site.	Redcar and Cleveland Borough Council
NE/027/0029/010	Abstraction licence for mine dewatering. Issued on March 29, 2021 and expires on March 31, 2027.	Environment Agency
2/27/29/131	Permission to abstract water via surface dewatering. Issued on June 26, 2012.	Environment Agency
L/2016/00111/1	Licence for permission for ICL Boulby to dredge the sea floor. Issued in 2016.	Marine Management Organisation
UK-E-IN-11399	Greenhouse gas emissions permit covers the site activities regulated by the UK Emissions Trading Scheme (ETS), requiring ICL Boulby to monitor and report greenhouse gas emissions. Issued in 2022.	Environment Agency
CIA/T00077	Climate change agreement including voluntary targets for electricity consumption. Issued on December 19, 2020.	Environment Agency
EPR/BB3037RC	Discharge of effluent from the mine via the effluent tunnel to the North Sea	Environment Agency
QB3795DU	Management of radioactive sources on site.	Environment Agency
NYM/2019/0764/MEIA
Permit is valid from 2023 to 2048 and imposes environmental monitoring and performance requirements including:
•          Noise and vibration management;
•          Dust and air quality management;
•          Lighting management;
•          Access and transport limits to heavy goods vehicles;
•          Landscape and visual amenity;
•          Tree planting and soft landscaping works;
•          Landscape and ecological management
•          Prevention of pollution
•          Ecological Management Plan
•          Protected Species Management Plan
•          Carbon offsetting scheme
North York Moors National Park Authority

17.2	Chemicals and Fuel

The site surface is equipped with an 80,000 litre diesel storage tank, used for filling vehicles and ancillary equipment on the surface and underground, as well as satellite tanks used for the fuel supply of boilers, which are a combination of diesel and kerosene. There are two other diesel tanks on the surface; one to refuel the shunters at the rail and one for the crushing and screening at the processing plant. There are a number of oil stores located across the site, which are managed by the maintenance team. All waste oil is collected from the site using a waste broker. Additionally, the site is equipped with a safety data sheet management system (Alcumus Sypol) which is accessible to all staff for information regarding any other chemicals on the site.

17.3	Chemicals Underground

There are two primary diesel fuel bays, 1 satellite fuel bay, 2 oil storage areas and a refuelling bus (NPC-2).  All maintenance blue cards are retained for 5 years and these fuel tanks are tracked by SAP. Additionally, resin is also used underground for roof bolting.

17.4	Waste Management and Disposal

ICL Boulby conforms to an internal Environmental Operational Procedure (EOP 26 revision 2, reviewed every three years) for the management of all waste, further associated documents include the ENV 11 ICL Boulby Scrap Chit, and ENV 15 Waste Electrical and Electronic Equipment (WEEE) Waste list. The purpose of the procedure is to ensure that the management of waste streams (solid, liquid, gaseous and hazardous) produced at the Boulby mine and Teesport sites adhere to legal compliance and avoid harm to health and the environment. ICL Boulby has achieved a zero to landfill status since mid-2019.

17.4.1	Tips/Stockpiles

As part of the current NYM/2019/0764/MEIA planning permission, ICL Boulby adheres to S106 Condition 35 (waste material stockpile and open storage). No open storage or stockpiling of materials, including waste materials or machinery shall take place other than in designated storage or stockpile areas which have been identified within the management plan approved by the NYMNPA. If there are any changes or additions to the stockpile arrangements, this must be submitted to the NYMNPA for approval, prior to commencement. Anything deemed as waste must not be stored on site for more than twelve months. The ICL Boulby environmental department carries out regular inspections to ensure this is adhered to.

No tailings storage is required at the site.

17.4.2	Non-Mining Waste

The Boulby mine produces a variety of other waste as part of its operation. This includes dry mixed recycling, general waste, hazardous waste, timber and scrap metal. To manage this, ICL Boulby has a waste management procedure that specifies the requirements of each waste stream and how to collect, store, treat and dispose of any arisings.

17.4.3	Non-Mining Water and Effluent Management

Surface and wash down waters are captured in drains and is gravity fed through a catchment valley.  The water is pumped from the valley to an interceptor pit before finally being pumped to the effluent discharge facility where it is combined with mine brine and discharged to the North Sea. As a requirement of several permits, samples are taken from the effluent pump house to monitor for solids content and other determinants for compliance.

17.4.4	Hazardous Materials Storage and Handling

Hazardous waste storage procedures are in-line with local government regulations. ICL Boulby produces an array of hazardous wastes including oils, batteries, industrial chemicals, greases, electric (WEEEE) waste and others. The removal of waste oils is managed by a licenced third party both from underground and at surface level.

17.5	Air Quality and Noise

17.5.1	Dust

Dust monitoring on the perimeter of the site has been in place since 1989. In addition to collecting raw data from fugitive emissions, ICL Boulby has regularly commissioned external parties to complete other air quality assessments. Continuous dust monitors have been installed across the site boundary, this allows triggers to be set up above a certain threshold allowing key members of staff to react to potential dust events.

In line with NYM/2019/0764/MEIA Planning Permission Condition 20 Boulby mine utilises a Dust Management Plan to monitor and remedy excessive dust on site. Major dust events are reported, and corrective actions put in place to minimise these events from occurring.

ICL Boulby is permitted (CPL-209A) for dust emissions through its Potashplus® stack. The stack is a “wet stack” which uses water as a scrubbing medium as part of the Potashplus® processing. The permit imposes limits on particulate emissions and specifically an upper limit on the release of particulates of 50mg/m3. The site is in compliance with the limits required by the permit.

17.5.2	Noise and Vibration

For the control, mitigation and monitoring of noise and vibration from the Boulby mine, continuous noise monitors have been installed on the boundary of the site in accordance with permit NYM/2019/0764/MEIA. Limits are imposed to ensure that the rating level LAr,Tr of noise emitted from the site shall not exceed the representative background sound level LA90,Tr at any residential receptor by more than 5 dB during the daytime period of 07:00 and 22:00 hrs or the night-time period between 22:00 and 07:00 hrs.

17.5.3	Lighting Management

ICL Boulby’s lighting Management Plan, in accordance with Condition 23 of NYM/2019/0764/MEIA, sets out details of the measures to be taken to minimise the impact of site lighting to the lowest practical level. This includes regular audits of lighting levels, as well as adhering to best practice, including:

•	Permanent removal of all unnecessary or redundant lighting units;
•	Placement of all fixed/mobile lighting units at low level with minimal upward/horizontal light spill from site;
•	Utilisation of automated timing/proximity activated lighting units, where feasible; and
•	Closing of unnecessary gaps in cladding to eliminate the possibility of internal lighting being perceived externally.

The Boulby mine is situated within the boundaries of the International Dark- Sky Reserve and is home to a local population of bats, all necessary fixed/mobile outdoor lighting units will be upgraded to LED units that are directional and, where possible, shielded to provide 0 upwards light ratio and with a colour temperature (3000 °K) or less.

17.6	Community and Social

17.6.1	Social

ICL Boulby has positive relations with the local communities through informal and formal stakeholder engagement activities. Several community initiatives have had a positive impact on the surrounding area and include:

•	Supporting local schools by providing educational resources and sponsoring extracurricular activities.
•	Partnering with local businesses to promote economic growth and development.
•	Organising Environmental, Social and Governance (ESG) events to foster a sense of community and promote social cohesion.
•	Supporting local charities, employee fundraising efforts, and non-profit organisations through the Boulby Community Fund.

Interaction with the community includes social media updates about the operation.

17.6.2	Social Initiatives and Community Development

Social initiatives and community development initiated by ICL Boulby includes:

•
The Community Fund is designed to support local organisations, charities and initiatives that benefit the community. Over the years, the fund has supported a wide range of projects, including renovation of local community centres, provision of equipment for local sports teams, and establishment of community gardens. The fund has been in operation since 2016 and has provided financial assistance to nearly 200 groups.

•
In addition, ICL Boulby runs a number of community development programmes. These programmes aim to improve the skills and employability of local people, as well as to promote economic growth and social cohesion. These programmes include apprenticeships and training programmes such as mechanical and electrical engineering.

•	Community Forum meetings are held on a quarterly basis where local residents and councillors from the surrounding areas are invited to share concerns and ideas for initiatives.

•	ICL Boulby is a member of the Redcar & Cleveland Ambassador programme to discuss and explore ways to promote and enhance the economic growth and development of the area.

•	Educational bursaries are offered for university students.

17.6.3	Stakeholder Dialogue and Grievance Mechanisms

ICL Boulby has identified the following categories of stakeholders:

•	SC1 – Subsidiary Companies;
•	SC2 – Shareholders;
•	SC3 – Communities;
•	SC4 – Workforce (including associated external companies and contractors);
•	SC5 - Local and Central Government;
•	SC6 - Private security and Emergency Services
•	SC7 – Regulatory Authorities
•	SC8 - Community Educational Institutions
•	SC9 – Influence Groups
•	SC10 – Agricultural Community
•	SC11 - Utility Providers

The area of influence in relation to stakeholder communities is considered areas within which direct and indirect impacts attributable to ICL Boulby’s operation can be expected and is used to determine the extent of the Company’s responsibilities towards stakeholders. It also provides guidance on the geographical area within which impacts need to be managed, in which stakeholders should be engaged, and of the nature and extent of post-mining land use and management interventions required. The areas of influence can be described as follows:

•
Primary area of influence: those communities that are directly impacted by current mining and future closure activities. These are usually those communities that lie within or directly adjacent to the mining operation’s footprint and can also be referred to as “doorstep communities”. Their proximity implies that they are most affected by the activities of the mine, and they require a more focused engagement regarding mine closure. However, other local communities located in the immediate vicinity of the mine can also be included in the primary area of influence, depending on the nature and extent of mining associated impacts (dust propagation, visual impact, surface- and groundwater impacts, vibration, etc.).

•	Secondary area of influence: non-adjacent labour sending communities, interest groups, and other stakeholders that experience lesser/indirect impacts.

ICL Boulby hosts an annual general meeting with its local stakeholders. The meeting is attended by representatives from the local council and other permitting authorities, relevant contractors and senior management.
ICL Boulby maintains a complaints log for external environmental complaints. This log tracks details of the complaint as well as site conditions and mitigations. Complaints of a certain threshold can be escalated into an incident for further investigation and root cause analysis using the Enablon reporting software. The log is managed by the ICL Group Enablon system and is available for reports to executives of ICL Group. For data protection, details of the complainants cannot be viewed specifically, but a screen shot of the system has been provided.

A closure stakeholder plan is required to provide a structured approach for ongoing engagement around the eventual mine closure, whilst simultaneously addressing any past and legacy issues through recurring engagement. It also sets out a strategy for community participation using several engagement platforms including a community engagement forum and community meetings. Through these engagement forums concerns, issues, and impacts on the environmental and social context are identified and recorded. Prior to closure ICL Boulby will implement a mine closure action plan to proactively engage with stakeholders well in advance of actual closure.

It is important that employees, suppliers, and local contract workers, as well as host communities understand how ramp-down or cessation of operations, and subsequent decommissioning, rehabilitation as well as post-closure use of the mine site will affect them, to help manage expectations.
Stakeholder engagement planning should be a structured and well-documented process to ensure transparency, effective participation, and constructive decision-making. A mine closure stakeholder engagement plan should be developed and notable changes to closure-related requirements and associated responses should be reflected in an updated closure plan that should be made available for stakeholder comment.

17.7	Health and Safety

The operations infrastructure, including access roads and energy sources, meets best practise requirements and general housekeeping, safety and security standards. The mine is governed by the Health and Safety at Work Act (1974) and the Mines Regulations 2014 as part of UK legislation.

ICL Boulby operates a Safety and Health Management System. An induction programme is implemented to all new employees, contractors, and visitors which covers both surface and underground workers and covers the following subjects:

•	General Induction;
•	Manual Handling;
•	Hand Arm vibration;
•	Risk Assessments;
•	Noise at Work;
•	LMS Induction;
•	Fire Safety;
•	HR Department;
•	Safety Department;
•	GOARC/Enablon – Electronic platforms for data collection on Incidents, Near Misses and Hazards;
•	Accreditations – ISO9001, ISO14001 and ISO45001;
•	Well-being Department;
•	Industrial Hygiene and Occupational Health Monitoring – Dust, Noise, HAVS; and
•	Quality and Environmental Department.

17.8	Mine Closure Plan

Progressive closure includes demolition of redundant infrastructure no longer required following the cessation of potash mining and processing in 2018. Each demolition phase includes but not limited to the following requirements:

•	Developed decommissioning, pre-demolition preps, demolition work scopes and landscaping.

•	Carry out pre-demolition asbestos surveys.

•	Develop Construction Design and Management (CDM) requirements.

•	Pre-qualification and award of contractors.

•	Statutory notifications.

•	Decommissioning of redundant asset including:

o	Clean and purge all equipment.

o	Isolate, equipment and drives.

o	Physical air gapping of all equipment.

o	Complete any pre demolition works to divert and operational infrastructure to remain post demolition.

•	Undertake ecology studies prior to demolition phases to ensure control measures / arrangements are in place.

•	Mobilise demolition contractors, establish laydown areas, contractors welfare, develop Risk Assessment Method Statements (RAMs), notifications to HSE.

•	Remove all visible and loose contaminated material (such as remnant product and soil mixtures) from bases, paving and/or exposed soil areas and terraced embankments.

•
Select appropriate wet and dry decontamination techniques to prevent secondary contamination of soils and the broader receiving environment and construct an appropriate decontamination bay with suitable water management structures to capture sediment run-off during decontamination activities.

•	Identify contaminated and degraded concrete bases and hazardous components of structures that will require decontamination and specialist handling.

•	Remove remnant chemical inventories and identify potential hydrocarbon contamination or other hazardous components that may require specialist handling during the demolition phase.

•	Demolition phase:

o	Prepare structures earmarked for demolition for structural dis-assembly, by removing all furniture, fittings, equipment, cabling and pipes, etc.

o	Isolate and disassemble small salvageable equipment.

o	Dismantle and removal of structures.

o	Crush concrete arising from the removal of plinths, bases, footings to a pre-determined size.

o	Segregate crushed concrete designated for offsite disposal from concrete to be used for infill on site.

o	Sort and screen waste as close as practical to the footprint area of the building being demolished, and package or prepare for offsite transport and/or disposal.

•	Close Out:

o	Compile the Health and Safety File.

In 2023, WSP completed a structured Life of Mine Closure Plan (LoMCP) and Life of Mine Water Management Plan (LoMWP) to AACE Class 4. The aim of the study was to identify potential environmental, social, and economic risk factors associated with future closure of the Boulby mine and adhering to International Council on Mining and Metals (ICMM) and Integrated Mine Closure: Good Practice Guide (2019). The study was completed in 2023 and included a conceptual hydrogeological model and a water balance model. The creation of the LoMCP and LoMWP will enable ICL Boulby to ascertain updated costs associated with closure of the asset and the management of the underground water inflows, identifying optimum energy efficiencies, any long-term risks and finally adherence to the present-day planning conditions NYM/2019/0764/MEIA with North York Moor National Park Authorities (NYMNPA).

Mine closure costs are included in Section 18 (Capital and Operating Costs).

17.9	Adequacy of Current Plans to Address Any Issues Related to Environmental Compliance, Permitting, and Local Individuals, or Groups

ICL Boulby is governed by UK laws and environmental regulations, including those pertaining to corporate social responsibility, environmental protection, building codes, and the planning and management of resources for land, water, air and noise.

The QP considers ICL Boulby’s current actions and plans are appropriate to address any issues related to environmental compliance, permitting, relationship with local individuals or groups.  Permits held by ICL Boulby are sufficient to ensure that the operation is conducted within the UK regulatory framework. Closure provision is included in the life of mine cost model. There are currently no known environmental, permitting, or social/community risks that could impact the Mineral Resources or Mineral Reserves.

18	CAPITAL AND OPERATING COSTS

The capital and operating costs discussed in this section were provided by ICL and reviewed by the QP. Capital and operating costs are based on operating experience and were applied to the LOM schedule. All values are presented in GB pounds (£) unless otherwise stated (based on an exchange rate of £0.79 per U.S dollar) and all other measurements are metric values.

18.1	Capital Costs

A summary of the capital costs for the LOM of the Boulby mine is provided in Table 18.1. The forecasted capital costs are considered by the QP to be equivalent or better than AACE Class 1 with an expected accuracy range of -3% to -10% on the low side and +3% to +15% on the high side. The QP is of the opinion that the estimated capital costs are reasonable.

Table 18.1: Life of Mine Capital Costs for Boulby Mine
	Unit	Total
Mining	$M	79.4
Processing	$M	39.2
Total Capital Costs	$M	118.6

Closure costs are estimated at $84.8 million.

18.2	Operating Costs

A summary of the operating costs for the LOM of the Boulby mine is provided in Table 18.2. The operating costs are considered by the QP to represent an accuracy range of -10% to +15%. The QP is of the opinion that the operating costs used for the LOM are reasonable when compared to actual operating costs.

Table 18.2: Life of Mine Operating Costs for Boulby Mine
	Unit	Total
Mining	$M	692.2
Processing	$M	508.5
G&A	$M	211.9
Total Operating Costs	$M	1,412.5

19	ECONOMIC ANALYSIS

The economic analysis presented in this section is based on Probable Mineral Reserves, economic assumptions, and capital and operating costs in the LOM schedule. All values are presented in U.S dollars unless otherwise stated (based on an exchange rate of 0.79 GB pounds (£) per U.S dollar) and all other measurements are metric values. The assumptions used in the analysis are current as of December 31, 2024. The aim of this section is to demonstrate the economic viability of the project and therefore this section contains forward-looking information which can differ from other information that is publicly available and should not be considered as guidance.

19.1	Economic Criteria

A summary of the economic assumptions and parameters for the Boulby mine is provided in Table 19.1.

Table 19.1: Economic Assumptions and Parameters for the Boulby Mine
Parameter	Unit	Value
Mining
Mine Life	Years	11
Total Ore Tonnes Mined	Mt	7.4
Waste Tonnes	Mt	1.2
Mining Rate (Ore and Waste)	Mtpa	0.78
Processing
Total Ore Feed to Plant	Mt	7.4
Grade KCl	%	13.9
Processing Rate	Mtpa	0.67
Plant Recovery	%	100.0
Economic Factors
Discount Rate	%	8
Exchange Rate	£ to $	0.79
Commodity Price	$/t FOB	205
Taxes	%	25
Royalties	$M	32.4
Other Government Payments	$M	6.7
Revenues	$M	1,705.4
Capital Costs (including closure)	$M	203.4
Operating Costs	$M	1,412.5

19.2	Cash Flow Analysis

The financial analysis has used a Discounted Cash Flow (DCF) method to estimate the projects return based on expected future revenues, costs, and investments. The annual cash flow model is shown in Table 19.2 with no allowance for inflation and showing after-tax NPV at a discount rate of 8%. The QP considers a 8% discount/hurdle rate for after-tax cash flow discounting is reasonable for a mature operation in western Europe. Internal Rate of Return (IRR) and payback are not included in the cash flow analysis as ICL Boulby is a mature operation and no significant initial investment is required that would result in a negative initial cash flow. The DCF model is presented on a 100 % attributable basis. Closure costs are estimated at $84.8 million and are applied at the end of the LOM.

Table 19.2: Annual Discounted Cash Flow Model for the Boulby Mine
Description	Unit	LOM Total	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Mining
Ore	Mt	7.4	0.670	0.640	0.690	0.700	0.667	0.712	0.694	0.670	0.678	0.638	0.637	0
Waste	Mt	1.2	0.09	0.14	0.11	0.10	0.13	0.09	0.11	0.11	0.08	0.09	0.12	0
Processing
Ore Feed to Plant	Mt	7.4	0.67	0.64	0.69	0.70	0.67	0.71	0.69	0.67	0.68	0.64	0.64	0
Grade K2O	%	13.9	14.0	14.1	14.0	13.9	13.6	13.4	13.8	13.9	14.0	14.2	14.1	0
Product*	Mt	8.3	0.75	0.72	0.77	0.78	0.75	0.80	0.78	0.75	0.76	0.72	0.72	0
Revenue
Product	$M	1,705.4	154.5	148.4	158.7	160.7	153.9	163.1	159.4	154.6	156.1	148.1	147.9	0
Operating Costs
Mining	$M	692.2	66.7	63.4	62.9	62.4	61.9	63.0	62.8	62.4	62.5	62.0	61.9	0
Processing	$M	508.5	49.0	46.6	46.2	45.8	45.6	46.3	46.1	45.9	45.9	45.6	45.6	0
G&A	$M	211.9	20.4	19.4	19.2	19.1	19.0	19.4	19.2	19.1	19.1	19.0	19.0	0
Total	$M	1,412.5	136.1	129.4	128.4	127.3	126.5	128.7	128.1	127.5	127.7	126.5	126.5	0
Capital Costs
Mining	$M	79.4	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	6.2	4.2	2.8	0
Processing	$M	39.2	3.8	3.8	3.8	3.8	3.8	3.8	3.8	3.8	3.8	3.8	1.3	0
Closure	$M	84.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	84.8
Total	$M	203.4	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	10.0	8.0	4.1	84.8
Cash Flow
Royalties	$M	32.4	2.3	1.9	4.1	4.1	2.9	3.0	3.0	2.9	2.9	2.8	2.8	0
Other Government Payments	$M	6.7	2.2	2.2	2.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Pre-Tax Cashflow	$M	50.4	1.9	3.0	12.2	17.0	12.5	19.2	16.2	12.2	15.4	10.9	14.7	0
Tax (25%)	$M	33.8	0.5	0.8	3.0	4.3	3.2	4.8	4.1	3.0	3.9	2.7	3.7	0
After-Tax Cashflow	$M	16.6	1.5	2.3	9.1	12.8	9.4	14.4	12.2	9.1	11.6	8.1	11.0	0
Project Economics
After Tax NPV (8%)	$M	30.3	1.5	2.1	7.8	10.1	6.9	9.8	7.7	5.3	6.3	4.1	5.1	-36.4
* Includes imported potash used in Potashplus®

The DCF analysis confirmed that the Boulby mine Mineral Reserves are economically viable at the assumed commodity price forecast. The cash flow model showed an after-tax NPV, at 8 % discount rate of $30.3 million.

19.3	Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms. Key economic risks were assessed by the sensitivity of cash flow to ±10 % and ±20 % changes in the key variables on the after-tax NPV. The following key variables were assessed:

•	Commodity price
•	Exchange rate
•	Operating costs
•	Capital costs

ICL Boulby produces products to specifications and does not receive additional credit for higher grades in these products. A sensitivity analysis for head grade is therefore not applicable. Metallurgical recovery in the Boulby processing plant is 100%, therefore a sensitivity analysis for metallurgical recovery is not applicable.

The after-tax sensitivities are shown in Table 19.3.

Table 19.3: Sensitivity Analysis for the Boulby Mine
Variance from Base Case	Commodity Price ($/t)	NPV at 8% ($M)
-20%	164	-187.0
-10%	170	-68.0
0%	205	30.3
10%	226	120.1
20%	246	209.9
Variance from Base Case	Exchange Rate (£/$)	NPV at 8% ($M)
-20%	0.63	-187.0
-10%	0.71	-68.0
0%	0.79	30.3
10%	0.87	120.1
20%	0.95	209.9
Variance from Base Case	Operating Costs ($M)	NPV at 8% ($M)
-20%	1,130.4	179.3
-10%	1,270.9	104.8
0%	1,412.5	30.3
10%	1,554.4	-49.9
20%	1,694.9	-146.2
Variance from Base Case	Capital Costs ($M)	NPV at 8% ($M)
-20%	163.3	50.5
-10%	183.5	40.4
0%	203.4	30.3
10%	224.1	20.2
20%	244.3	10.0

A comparison of the results for the various sensitivity cases using after-tax NPV at 8% discount rate is shown in Figure 19.1.

Figure 19.1: After-Tax 8% NPV Sensitivity Analysis

The results of the sensitivity analysis show the Boulby mine to be most sensitive to changes in commodity price and exchange rate, followed by operating cost then capital cost.

20	ADJACENT PROPERTIES

The Woodsmith Project, owned by Anglo American plc is an underground polyhalite project located 56 km to the southeast of the Boulby mine. The Woodsmith Project is in the development stage. The setting for the polyhalite mineralisation at the Woodsmith Project is interpreted to be the same deposit type and within a similar stratigraphic position as that found at the Boulby mine.

21	OTHER RELEVANT DATA AND INFORMATION

The QPs are not aware of other data to disclose.

22	INTERPRETATION AND CONCLUSIONS

The QPs make the following interpretations and conclusions for the respective study areas:

22.1	Geology and Mineral Resources

•	Mineral Resources for the Property have been prepared to industry best practice and conform to the resource categories defined by the SEC in S-K 1300.
•	The geology and mineralization of the deposits is well understood and includes significant operational experience.
•
A total of 90 parent holes are contained in the drillhole database. In these holes a total of 949 deflections have been completed. Of these 949 deflections, 305 deflections are polyhalite seam intersections from which assay results are available. The 605 deflections are spread across 55 holes and are used in the current Mineral Resource estimate. This totals 191,744 m of parent and daughter hole drilling of which approximately 28,148 m has been sampled by ICL Boulby as of April 1, 2024.

•
The sample preparation, analyses, QA/QC procedures, and sample security are acceptable and in line with industry standard practice. Data verification identified no significant issues with the databases used for Mineral Resource estimation.

•
No Measured Mineral Resources are classified due to a lack of closely spaced drillholes (needed to predict variation in salt content, polyhalite grade and seam position on a production panel basis. Indicated Mineral Resources were generally defined within 100 m drillhole spacing with some areas up to 150 m. Remaining areas were classified as Inferred Mineral Resources.

•	There is significant exploration potential at the Boulby deposit and particularly in the Zone 2 area.

22.2	Mining and Mineral Reserves

•	Mineral Reserves for the Property have been classified in accordance with the definitions for Mineral Reserves in S-K 1300.
•	Indicated Mineral Resources were converted to Probable Mineral Reserves. Inferred Mineral Resources were not converted to Mineral Reserves.
•
Mining uses a modified room and pillar method with electric powered continuous miner machines. Production panels are defined, and the continuous miners extract in these following the visible seam in the face. The mining method is well established with many years of operating experience.

•	The current LOM runs from 2025 to 2035 (inclusive).

22.3	Mineral Processing

•	The operation has a long history of processing polyhalite mineralisation. Mineral processing involves simple crushing and screening, and metallurgical recovery is 100%.
•
Research is being undertaken to further enhance the standard products through compaction, granulation, blending and micronutrient addition which, in combination, has the potential to deliver high value new fertilizer products.

22.4	Infrastructure

•	All infrastructure is in place and no significant upgrades or changes are planned.

22.5	Environment

•	Permits held by ICL Boulby for the Property are sufficient to ensure that mining activities are conducted within the regulatory framework required by regulations.
•	There are currently no known environmental, permitting, or social/community risks that could impact the Mineral Resources or Mineral Reserves.

23	RECOMMENDATIONS

The QPs make the following recommendations for the respective study areas:

23.1	Geology and Mineral Resources

•	Continue the current sampling and analysis methodology for drill core supported by continuation of the current QA/QC sample programme.
•
Testing of core samples for density to continue and a comparison of estimation for density using these results into the resource model against the current methodology of grade assignation using a regression equation should be made once sufficient sample results are available.

•
Testing of retained historic core for density should be carried out if possible. Targeting of historic core from positions in and around mined out production areas would allow mining reconciliation equations to be refined using actual density results rather than density estimated from regression equations.

•
As exploration to the east and south of the current resource area continues, bring in these drill results to expand the extents of the current Mineral Resource model to help guide further exploration drilling and planning.

23.2	Mining and Ore Reserves

•
To date an analysis of production panels shows the overall mining recovery from each panel compared with the planned recovery results in approximately 10 % mining losses. The QP considers losses from each panel should be continuously reviewed as mining progresses.

23.3	Mineral Processing

•	Continue research into new high value fertilizer products.
•	Investigate the potential for a surface blending facility.

23.4	Environmental Studies, Permitting and Social or Community Impact

•	Continue using and improving the environmental management system and maintain its ISO accredited standard.
•	Continue active engagement with local communities and stakeholders through formal and informal projects and outreach.
•	ICL Boulby should progress the application with the NYMPA to extend the import of MOP beyond the current permit of December 31, 2027.

24	REFERENCES

ICL Annual Report for the Period Ended December 31, 2021

ICL Annual Report for the Period Ended December 31, 2022

ICL Annual Report for the Period Ended December 31, 2023

ICL Boulby - Mine Planning Application: NYM/2019/0764/MEIA Boulby Mine April 9, 2021

THE ECONOMIC IMPACT OF BOULBY MINE, prepared by Oxford Economics, May 2020

WSP – Mine Closure Plan for ICL Boulby Mine, July 1, 2023

25	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

This TRS has been prepared by WAI on behalf of ICL (the Registrant). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to WAI at the time of preparation of this report,
•	Assumptions, conditions, and qualifications as set forth in this report, and
•	Data, reports, and other information supplied by ICL and other third-party sources.

WAI has relied on ownership information, mineral tenement and land tenure provided by ICL. WAI has not researched property title or mineral rights for the properties that are the subject of this TRS and it is considered reasonable to rely on ICL’s legal counsel who is responsible for maintaining this information. This information is used in Section 3 (Property Description) and the Executive Summary.

Industrial mineral price forecasting is a specialized business and the QPs consider it reasonable to rely on ICL for information on product pricing and marketing given its considerable experience in this area. This information is used in Section 16 (Market Studies). The information is also used in support of the Mineral Resource Estimate (Section 11), the Mineral Reserve Estimate (Section 12) and the Economic Analysis (Section 19).

WAI has relied on ICL for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Property. This information is used in Section 19 (Economic Analysis) and the Executive Summary.

WAI has relied on information supplied by ICL for environmental permitting, permitting, closure planning and related cost estimation, and social and community impacts. This information is used in Section 17 (Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups). The information is also used in support of the Mineral Resource Estimate (Section 11), the Mineral Reserve Estimate (Section 12) and the Economic Analysis (Section 19).

The QPs have taken all appropriate steps, in their professional opinion, to ensure that the above information from ICL is sound.

Except for the purposes legislated under US securities laws, any use of this report by any third party is at that party’s sole risk.

26	DATE AND SIGNATURE PAGE

This report titled "S-K 1300 Technical Report Summary on the Boulby Mining Operation, United Kingdom” with an effective date of December 31, 2024, was prepared and signed by:

Qualified Person or Firm	Signature	Date
Wardell Armstrong International	“signed”	February 27, 2025

wardell-armstrong.com

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